# BRIEF REPORT OF INTERIM CONSOLIDATED FINANCIAL RESULTS

( Half year ended September 30, 2005 )

November 1, 2005

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken
Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Managing Executive Officer, Deputy Chief of Administration Headquarters
Tel. (03) 5434-8611

Board of Directors' Meeting on the Consolidated Financial Results held on: November 1, 2005
Adoption of U.S. Accounting Standards: None

SUPPL

1. Business performance (April 1,2005 through September 30,2005)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

| | Net sales (millions of yen) | % Change | Operating income (millions of yen) | % Change | Ordinary income (millions of yen) | % Change |
|---|---|---|---|---|---|---|
| FY2006 Interim | 155,739 | 6.1 | 7,224 | 32.1 | 5,322 | 37.0 |
| FY2005 Interim | 146,751 | 9.7 | 5,468 | (42.2) | 3,885 | (48.6) |
| FY2005 Annual | 294,422 | | 14,083 | | 10,206 | |

| | Net income (millions of yen) | % Change | Net income per share (yen) | Fully diluted net income per share (yen) |
|---|---|---|---|---|
| FY2006 Interim | 2,421 | 121.1 | 6.07 | - |
| FY2005 Interim | 1,095 | (59.8) | 2.74 | - |
| FY2005 Annual | 5,581 | | 13.93 | 13.27 |

(Notes) 1. Income or loss on investments for FY2006 interim on the equity method totaled 5 million yen, 8 million yen in FY2005 interim and 13 million yen in FY2005.

2. Weighted average number of shares outstanding during the respective years (consolidation) :
399,055,449 shares at September 30,2005 399,080,603 shares at September 30,2004
399,074,238 shares at March 31,2005

3. Changes in accounting method: Yes

4. The percentages of net sales, operating income, ordinary income and net income show variances against previous interim period.

(2) Consolidated Financial Position

| | Total assets (millions of yen) | Shareholders' equity (millions of yen) | Shareholders' equity ratio (%) | Shareholders' equity per share (yen) |
|---|---|---|---|---|
| FY2006 Interim | 346,433 | 108,898 | 31.4 | 272.89 |
| FY2005 Interim | 334,806 | 99,005 | 29.6 | 248.08 |
| FY2005 Annual | 332,217 | 102,088 | 30.7 | 255.82 |

(Notes) Number of shares outstanding at end of term (consolidation) :
399,052,610 shares at September 30,2005 399,077,227 shares at September 30,2004
399,062,072 shares at March 31,2005

(3) Consolidated Cash Flows

| | Cash flows from operating activities (millions of yen) | Cash flows from investing activities (millions of yen) | Cash flows from financing activities (millions of yen) | Cash and cash equivalents at end of interim period (millions of yen) |
|---|---|---|---|---|
| FY2006 Interim | 12,931 | (9,526) | 1,572 | 27,134 |
| FY2005 Interim | 13,059 | (10,074) | (8,735) | 21,087 |
| FY2005 Annual | 27,586 | (23,789) | (8,772) | 21,759 |

(4) Scope of consolidation and application of equity method
Number of consolidated companies............................ 46 companies
Number of non-consolidated companies..................... None
Number of affiliated companies for equity method.... 1 company

(5) Accounting changes of scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries
Anew: None Exclusion: 1 company
(b) Changes of the companies subject to equity method
Anew: None Exclusion: None

2. Prospect for the current fiscal year (April 1,2005 through March 31, 2006)

| | Net sales (millions of yen) | Ordinary income (millions of yen) | Net income (millions of yen) |
|---|---|---|---|
| Annual | 310,000 | 14,000 | 7,500 |

(Reference) Projected net income per share(Annual) : 18.79 yen

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.
In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page six of the documents attached hereunder.

# (Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 47 related companies (46 consolidated subsidiaries and 1 affiliated company). Minebea group produces and sells bearings, machinery components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and business segments, and main manufacturing and sales companies are as follows.

| Business segments | Operations | Manufacturing companies | Sales companies |
|---|---|---|---|
| Machined components business | Bearings | Minebea Co., Ltd.<br>New Hampshire Ball Bearings, Inc.<br>NMB-Minebea UK Ltd.<br>NMB Singapore Ltd.<br>Pelmec Industries (Pte.) Ltd.<br>NMB Thai Ltd.<br>Pelmec Thai Ltd.<br>NMB Hi-Tech Bearings Ltd.<br>Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. | Minebea Co., Ltd.<br>NMB Technologies Corporation<br>New Hampshire Ball Bearings, Inc.<br>NMB-Minebea UK Ltd.<br>NMB-Minebea-GmbH<br>NMB Italia S.r.l.<br>NMB Minebea S.a.r.l.<br>Minebea Technologies Pte. Ltd.<br>Minebea (Hong Kong) Ltd.<br>NMB Korea Co., Ltd. |
| | Machinery components | Minebea Co., Ltd.<br>NMB Singapore Ltd.<br>Minebea Thai Ltd. | |
| | Special machinery components | Minebea Co., Ltd. | |
| Electronics devices and components business | Electronics devices and components | Minebea Co., Ltd.<br>Minebea-Matsushita Motor Corporation<br>Minebea Thai Ltd.<br>Minebea Electronics (Thailand) Co., Ltd.<br>Power Electronics of Minebea Co., Ltd.<br>Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.<br>Thai Minebea-Matsushita Motor Co., Ltd.<br>Minebea-Matsushita Motor (S) Pte. Ltd.<br>Minebea-Matsushita Motor (Malaysia) Sdn. Bhd.<br>Shanghai Shun Ding Technologies Ltd.<br>Zhuhai Minebea-Matsushita Motor Co., Ltd. | |

Operation route is as follows.



Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
NMB-Minebea UK Ltd.
New Hampshire Ball Bearings,Inc.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB-Minebea UK Ltd.
NMB-Minebea-GmbH
NMB Italia S.r.l.
NMB Minebea S.a.r.l.
Minebea Technologies Pte. Ltd.
Minebea (Hong Kong) Ltd.
NMB Korea Co., Ltd.
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea-Matsushita Motor Corporation
Minebea Thai Ltd.
Minebea Electronics (Thailand) Co., Ltd.
Power Electronics of Minebea Co., Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Thai Minebea-Matsushita Motor Co., Ltd.
Minebea-Matsushita Motor (S) Pte. Ltd.
Minebea-Matsushita Motor (Malaysia) Sdn. Bhd.
Shanghai Shun Ding Technologies Ltd.
Zhuhai Minebea-Matsushita Motor Co., Ltd.
Bearings
Consolidated subsidiaries
NMB Singapore Ltd.
Pelmec Industries (Pte.) Ltd.
NMB Thai Ltd.
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Machinery components
Consolidated subsidiaries
NMB Singapore Ltd.
Minebea Thai Ltd.
Others
Holding company
Consolidated subsidiary
NMB (USA) Inc.

## 2. Management Policy

### (1) Basic Management Policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of high value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display our strength. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the Company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

### (2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

### (3) Future Management Strategies and Tasks

In accordance with the basic management policies as mentioned earlier, we aim to improve profitability and enhance corporate value based on "fully integrated production system," "large-scale volume production system," and "well-developed R&D system," which have been established worldwide, in order to ensure our place as the world's leading comprehensive manufacturer of miniature ball bearings and high-precision components.

The tasks to be accomplished to achieve this goal are to:
(a) further reinforce our mainstay bearings and bearing-related products;
(b) build our operations in the area of precision small motors into a second pillar of our operations after bearings and bearing-related products; and
(c) increase the ratio of high-value-added products in all product categories and diversify offerings to serve a broader market.

### (4) Basic ideas on Corporate Governance and Measures to Be Taken

Under the five basic management principles, Minebea positions and strives to strengthen corporate governance as its important management issue in order to execute responsibilities as a social entity surrounded by various stakeholders such as our shareholders, customers, local communities and employees; and maximize corporate value.
In June 2003, we introduced an Executive Officer System under which we delegate responsibilities from directors to executive officers; facilitate a clear distinction between management and supervisory functions and functions related to the execution of business; and conduct quicker decision making and business execution. Additionally, two of the ten Board members are from outside the Company, thereby we strive to strengthen corporate governance. On October 3, 2005, we laid down the Code of Conduct for executives and employees, and declared the observance of this Code. The object of this declaration is to aim for continued improvement in corporate value by observing business ethics and laws as a social entity.
The Board of Auditors is made up of four, two of whom are from outside the Company. In the current consolidated interim term, our Corporate Auditors strove to enhance corporate governance by holding meetings of the Board of Auditors, etc., attending meetings of the Board of Directors and auditing domestic plants and subsidiaries, overseas subsidiaries, etc. with our Internal Auditing Office.

Minebea's management structure is as follows:



General Meeting of Shareholders
Management and Supervision
(Elected)
(Elected)
Auditing
Board of Directors
10 directors
(two external)
Audit
Board of Auditors
4 corporate auditors
(two external)
Execution of Business
Senior Executive Officer Council
President and CEO
Internal Auditing Office
Executive Officers
24 officers
Audit
Execution of Business
5 headquarters
14 divisions


(5) Parent company, etc.
The Company has no parent company.

(6) Management Index
Our consolidated forecasts for fiscal year ending March 2006 are as follows:

(Amount: million of yen)

| | Fiscal year ending March 2006 |
|---|---|
| Net sales | 3,100 (105%) |
| Operating income | 180 (129%) |
| Ordinary income | 140 (137%) |
| Net income | 75 (134%) |
| Capital investment | 225 ( 98%) |

(%): Year-on-year rate of change

3. Operating Performance and Financial Position

(1) Operating Performance

1. Overview of the current interim term

During the current consolidated interim term, the Japanese economy almost put an end to inventory adjustments in information technology and continued to recover, supported by solid personal consumption and strong capital investment, although it was adversely affected by soaring crude oil prices and materials prices. In the U.S., although adversely affected by natural disasters and subsequent re-ascending crude oil prices, the economy put an end to inventory adjustments in the corporate sector and continued to grow firmly, powered by steadily improved employment and income environments in the household sector. The European economy, although weakness remained in some sectors, generally showed signs of turnaround and grew moderately. The Chinese economy, meanwhile, maintained high growth owing primarily to strong exports, although investment was slowed by tight constraints on overheated investment. The Southeast Asian economies stayed firm due to continued growth in the U.S. economy and high growth in China.

Under these circumstances, we strove to make our profitable basis stronger in order to further enhance earnings in a short period of time by addressing such near-term strategic agenda as resolutely carrying out structural reforms; reinforcing R&D efforts; and driving for management with a clear future vision. At the same time, we also concentrated on further reducing costs; developing high value-added products and new technologies; and expanding marketing activities.

As a result, net sales increased 8,988 million yen (6.1%) year on year, to 155,739 million yen, operating income also

increased 1,756 million yen (32.1%) year on year, to 7,224 million yen. Ordinary income increased 1,437 million yen (37.0%), to 5,322 million yen, and net income also increased 1,326 million yen (121.1%) year on year, to 2,421 million yen.
In the current consolidated interim term, we introduced accounting for impairment of fixed assets and reported an extraordinary loss of 803 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of automobiles and information & telecommunications equipment stayed strong year on year owing to our vigorous sales expansion efforts. Also, sales of rod end bearings rose, mainly in the U.S. and Europe for the aerospace industry. In pivot assemblies, sales grew significantly owing to strong demand from the HDD industry. As a consequence, net sales rose 4,854 million yen (8.5%) compared with a year earlier, to 62,204 million yen. Operating income, although adversely affected by soaring raw materials prices, also increased 634 million yen (6.1%) year on year, to 11,112 million yen, owing to positive business factors, including cost reductions from increased production and improvements in production efficiency.

Electronic devices and components business

Our core products in this business segment include information motors such as HDD spindle motors, fan motors; stepping motors, vibration motors and DC brush motors; PC keyboards; speakers; LCD back lights; and measuring instruments. Sales of LCD back lights, fan motors and PC keyboards grew substantially for cellular phone, office automation, PC and peripheral equipment makers. As a result, net sales increased 4,135 million yen (4.6%) compared with the interim period a year earlier, to 93,535 million yen. Operating income improved 1,123 million yen year on year, to (3,887) million yen, owing primarily to increased income resulting from more LCD back light sales, cost reductions from HDD spindle motors and progress in the ongoing structural reform initiatives in our information motors business segment.

(b) Performance by geographical segment is as follows:

Japan

Net sales increased 990 million yen (2.6%) year on year, to 39,241 million yen. However, due to restructuring in our information motors business, operating income fell 906 million yen to (754) million yen.

Asia excluding Japan

This region includes Greater China region which continues high growth due to vigorous investment, and is an important manufacturing base for manufacturers of Japan, Europe, America and other countries. Sales mainly in the Greater China region were firm owing mainly to the expansion of demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. On the profit side, the effect of improvement in profitability has been showing up, owing primarily to price increases and cost reductions for such mechanical components as pivot assemblies, measures implemented to decrease the costs of HDD spindle motors and progress in the ongoing structural reform initiatives in the information motors business segment. As a consequence, compared with the interim period a year earlier, net sales increased 6,419 million yen (9.3%), to 75,334 million yen, and operating income climbed 2,893 million yen (102.0%) to 5,729 million yen.

North America

Despite progress in production shift by our information & telecommunications equipment-related customers to Asia, sales of PC keyboards and other electronic devices and components were firm in this region. In addition, in ball bearings manufactured in the U.S. and rod-end bearings for sales to aviation-related and other industries, both demand and sales were brisk. As a result, net sales rose 2,879 million yen (11.1%) year on year, to 28,803 million yen, whereas operating income fell 769 million yen (-33.7%) to 1,515 million yen, partly due to some changes in import purchase prices.

Europe

Sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen in this region. But due to the transfer of PC keyboard sales to U.S. customers to North America, net sales fell 1,299 million yen (-9.5%) year on year, to 12,360 million yen, while operating income climbed 539 million yen (276.4%), to 734 million yen.

2. Outlook for the current fiscal year

The Japanese economy will continue to grow at a moderate pace, unless there are further increases in crude oil prices and confusions in the American and Chinese economies. In China, although we have to pay attention to movements in its tight monetary policy and other economic factors, the economy will maintain a high growth rate. In the U.S. too,

self-sustaining growth is expected, although there are concerns about the effect of soaring crude oil prices on consumer spending and other negative factors. We expect that the world economy will continue to stay on a well-balance growth path.

An organizational change effective July 1, 2005 has been carried out. We will integrate our two separated Manufacturing and Sales Headquarters into Business Units, and at the same time, establish headquarters that will indirectly support the Business Units. With the new Business Units and Headquarters, we will resolutely carry out decisive structural reforms, reinforce R&D and promote management with a clear vision in order to improve profitability. We will, through these structural changes, focus on profit improvement in the three businesses of HDD spindle motors, information motors and PC keyboards. We will also endeavor to aim for more profits through further sales growth and reinforced competitiveness in bearings and bearing-related businesses. To establish a profitable base in the future, we will also deploy the display peripheral business, etc. toward its growth by focusing on high value-added products.

(a) Outlook by business segment for the current fiscal year is as follows:

Machined components business

We will continue to aggressively expand sales of mainstay ball bearings in firm demand to manufacturers of household electrical appliances, automobiles and information & telecommunications equipment. We can expect further cost reductions through economies of scale in manufacturing from this sales expansion, by which we will aim to achieve further improvement in performance. In addition, in rod-end bearings, we can expect benefits from the strong aircraft market, particularly in Europe and the U.S. In pivot assemblies, we expect that sales will be strong.

Electronic devices and components business

**Information motors:** The sure effect of further business restructuring measures in addition to product mix reviews is expected to show up. **Spindle motors:** The drastic cost reduction measures that we are implementing are taking effect. **PC keyboards:** Although there is some delay in the production transfer to Shanghai from Thailand, results improvement is expected, owing primarily to cost reduction measures and reviews of the sales prices of products with higher material costs. **LCD back lights:** Owing to high growth and high profitability expected, we will aggressively introduce new products to the markets. **Measuring components:** Sales of this product is expected to remain strong.

(b) Outlook by geographical segment for the current fiscal year is as follows:

Japan

We expect that sales will continue to be in a harsh operating environment, as many of our customers are shifting production from their plants in Japan to those in other Asian countries, including China.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we strongly aim to improve performance. We expect better results in the businesses of HDD spindle motors, information motors and PC keyboards through cost reduction and plant consolidation measures.

North America

In U.S. manufactured rod-end bearings and other principal products, we continue to receive strong orders from aerospace and other industries. Combined with import products such as ball bearings, PC keyboards, motors and other products that we are manufacturing in Asia, we expect that these strong orders will continue to post firm sales.

Europe

Continued moderate economic growth in this region will achieve sales and profits on a par with those for the current interim term.

(2) Financial Position in the Current Interim Term

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current consolidated interim term totaled 27,134 million yen, up 6,046 million yen (28.7%) year on year.

Cash flows from various business activities during the current consolidated interim term and relevant factors are as follows:

**Operating activities:** Due mainly to 4,425 million yen of interim income before income taxes, 11,688 million yen of depreciation charges, the rise in accounts receivable and inventories, and the payment of income taxes, net cash flow from operating activities fell 128 million yen (-1.0%) compared with the interim term a year earlier, to 12,931 million yen.

**Investing activities:** Due to the year-on-year decrease of expenditure for purchase of property, plant and equipment to 10,556 million yen, net cash outflow from investing activities fell 548 million yen (5.4%) year on

year, to 9,526 million yen.

**Financing activities**: Due primarily to the rise of 4,315 million yen in short-term debts and the payment of 2,793 million yen in dividends, net cash flow from financing activities rose 10,307 million yen year on year, to 1,572 million yen.

(3) Risk Management

As of the end of the current consolidated interim term, the company recognizes that the Minebea Group has the following risks and uncertainties that have the potential to affect its group operating results and/or financial position:

1. Market risk

Principal markets for Minebea products, including those for PCs and peripheral equipment, information and telecommunications equipment and household electrical appliances, are intensely competitive and subject to significant fluctuations in demand. Our operating results and financial position are vulnerable to these fluctuations.

2. Foreign exchange risk

Due to our group's large sales in overseas markets, we have entered into various currency exchange contracts and other derivatives transactions to hedge risks associated with exposure to fluctuations in foreign currency exchange rates.

3. R&D risk

While we focus on R&D to introduce a constant stream of new, high-quality products, we are subject to the risk that significant R&D expenditures may not be rewarded with successes, as there are no guarantees that R&D efforts will come to fruition.

4. Legal risk

The Legal Department is responsible for managing risk related to lawsuits and other legal actions brought against Minebea Group operations in Japan and/or overseas. We are subject to the risk that lawsuits or other actions with the potential to affect our operating results and/or financial position may be brought against us in the future.

5. Risk related to price negotiations

We continue to face intense competition from lower-priced products made overseas. We are subject to the risk that we will be unable to maintain or increase our share should market needs shift to low-quality, low-priced products.

6. Risk related to raw materials and logistics costs

We purchase a variety of materials from external suppliers and strive to ensure optimal purchase inventory volumes for such materials and access to stable supplies of materials with stable prices. However, we are subject to the risk that rising prices for such materials may affect our operating results and/or financial position in the future.

7. Latent risk related to operations overseas

The Minebea Group's manufacturing activities are conducted primarily in Thailand, China, and Singapore. While considerable time has passed since we established operations in these countries, our operations overseas are subject to the following risks, any of which may have a negative impact on our operating results and/or financial position:

(a) unexpected changes to laws or regulations.
(b) difficulty in attracting and securing appropriate human resources, and
(c) acts of terrorism or war, or other acts that may cause social disruption.

(4) Important Agreement in the Current Fiscal Year

None

4. Interim Consolidated Financial Statements and Notes

(1) Interim Consolidated Balance Sheets

| | As of September 30,2005 | | As of September 30,2004 | | Increase or (decrease) (2005– 2004) | | As of March 31,2005 | |
|---|---|---|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen | % | Millions of yen | % Comp. |
| ASSETS | | | | | | | | |
| Current assets | 158,547 | 45.8 | 152,183 | 45.5 | 6,363 | 4.2 | 147,295 | 44.3 |
| Cash and cash equivalents | 27,134 | | 21,087 | | 6,046 | | 21,759 | |
| Notes and accounts receivable | 67,212 | | 63,630 | | 3,581 | | 62,610 | |
| Inventories | 50,351 | | 49,261 | | 1,089 | | 46,963 | |
| Deferred tax assets | 4,522 | | 7,297 | | (2,775) | | 5,123 | |
| Others | 9,609 | | 11,208 | | (1,599) | | 11,125 | |
| Allowance for doubtful receivables | (282) | | (302) | | 20 | | (287) | |
| Fixed assets | 187,799 | 54.2 | 182,523 | 54.5 | 5,275 | 2.9 | 184,808 | 55.7 |
| Tangible fixed assets | 158,282 | | 158,381 | | (98) | | 156,521 | |
| Building and structure | 99,441 | | 96,031 | | 3,410 | | 97,222 | |
| Machinery and transportation equipment | 210,890 | | 197,390 | | 13,499 | | 202,364 | |
| Tools, furniture and fixtures | 51,354 | | 51,951 | | (597) | | 50,737 | |
| Land | 14,553 | | 16,348 | | (1,795) | | 15,086 | |
| Construction in progress | 1,129 | | 1,802 | | (672) | | 1,228 | |
| Accumulated depreciation | (219,086) | | (205,143) | | (13,943) | | (210,118) | |
| Intangible fixed assets | 13,637 | | 12,073 | | 1,564 | | 14,113 | |
| Consolidation adjustments | 10,067 | | 11,082 | | (1,014) | | 10,353 | |
| Others | 3,570 | | 991 | | 2,578 | | 3,760 | |
| Investment and other assets | 15,879 | | 12,068 | | 3,810 | | 14,174 | |
| Investment in securities | 8,854 | | 6,544 | | 2,309 | | 6,308 | |
| Long-term loans receivable | 37 | | 33 | | 4 | | 35 | |
| Deferred tax assets | 5,252 | | 3,837 | | 1,414 | | 6,016 | |
| Others | 1,791 | | 1,780 | | 10 | | 1,870 | |
| Allowance for doubtful receivables | (56) | | (126) | | 70 | | (56) | |
| Deferred charges | 86 | 0.0 | 99 | 0.0 | (12) | (12.6) | 112 | 0.0 |
| Total assets | 346,433 | 100.0 | 334,806 | 100.0 | 11,627 | 3.5 | 332,217 | 100.0 |

| | September 2005 | September 2004 | March 2005 |
|---|---|---|---|
| (Note) Treasury stock | 115,085 shares | 90,468 shares | 105,623 shares |

| | As of September 30,2005 | | As of September 30,2004 | | Increase or (decrease) (2005– 2004) | | As of March 31,2005 | |
|---|---|---|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen | % | Millions of yen | % Comp. |
| LIABILITIES | | | | | | | | |
| Current liabilities | 149,004 | 43.0 | 178,519 | 53.3 | (29,514) | (16.5) | 141,449 | 42.6 |
| Notes and accounts payable | 30,383 | | 28,755 | | 1,627 | | 25,901 | |
| Short-term loans payable | 86,878 | | 79,031 | | 7,846 | | 81,256 | |
| Current portion of long-term loans payable | 1,429 | | 4,266 | | (2,836) | | 1,855 | |
| Current portion of bonds | — | | 10,000 | | (10,000) | | — | |
| Current portion of convertible bonds | — | | 27,080 | | (27,080) | | — | |
| Current portion of bonds with warrant | 4,000 | | — | | 4,000 | | 4,000 | |
| Accrued income taxes | 2,356 | | 2,829 | | (473) | | 2,344 | |
| Accrued bonuses | 4,762 | | 4,834 | | (71) | | 3,247 | |
| Reserve for environmental preservation expense | 792 | | 958 | | (166) | | 794 | |
| Others | 18,400 | | 20,762 | | (2,361) | | 22,050 | |
| Long-term liabilities | 86,870 | 25.1 | 52,964 | 15.8 | 33,906 | 64.0 | 86,144 | 25.9 |
| Bonds | 38,000 | | 28,000 | | 10,000 | | 38,000 | |
| Bonds with warrant | — | | 4,000 | | (4,000) | | — | |
| Long-term loans payable | 48,037 | | 20,227 | | 27,810 | | 47,340 | |
| Allowance for retirement benefits | 499 | | 407 | | 92 | | 305 | |
| Allowance for retirement benefits to executive officers | 37 | | 35 | | 2 | | 49 | |
| Others | 295 | | 294 | | 1 | | 448 | |
| Total liabilities | 235,874 | 68.1 | 231,483 | 69.1 | 4,391 | 1.9 | 227,594 | 68.5 |
| MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES | 1,660 | 0.5 | 4,318 | 1.3 | (2,657) | (61.5) | 2,534 | 0.8 |
| SHAREHOLDERS' EQUITY | | | | | | | | |
| Common stock | 68,258 | 19.7 | 68,258 | 20.4 | — | — | 68,258 | 20.5 |
| Additional paid-in capital | 94,756 | 27.3 | 94,756 | 28.3 | — | — | 94,756 | 28.5 |
| Retained earnings | 7,941 | 2.3 | 3,851 | 1.2 | 4,090 | 106.2 | 5,519 | 1.7 |
| Difference on revaluation of other marketable securities | 3,126 | 0.9 | 1,307 | 0.4 | 1,818 | 139.1 | 1,575 | 0.5 |
| Foreign currency translation adjustments | (65,123) | (18.8) | (69,119) | (20.7) | 3,996 | (5.8) | (67,965) | (20.5) |
| Treasury stock | (61) | (0.0) | (49) | (0.0) | (12) | 24.6 | (56) | (0.0) |
| Total shareholders' equity | 108,898 | 31.4 | 99,005 | 29.6 | 9,893 | 10.0 | 102,088 | 30.7 |
| TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY | 346,433 | 100.0 | 334,806 | 100.0 | 11,627 | 3.5 | 332,217 | 100.0 |

(2) Interim Consolidated Statements of Income

| | Half year ended Sept.30,2005 | | Half year ended Sept.30,2004 | | Increase or (decrease) (2005– 2004) | | Year ended March 31,2005 | |
|---|---|---|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen | % | Millions of yen | % Comp. |
| Net sales | 155,739 | 100.0 | 146,751 | 100.0 | 8,988 | 6.1 | 294,422 | 100.0 |
| Cost of sales | 123,155 | 79.1 | 115,997 | 79.0 | 7,157 | 6.2 | 232,019 | 78.8 |
| Gross profit | 32,584 | 20.9 | 30,753 | 21.0 | 1,830 | 6.0 | 62,403 | 21.2 |
| Selling, general and administrative expenses | 25,359 | 16.3 | 25,285 | 17.3 | 74 | 0.3 | 48,319 | 16.4 |
| Operating income | 7,224 | 4.6 | 5,468 | 3.7 | 1,756 | 32.1 | 14,083 | 4.8 |
| Other income | 739 | 0.5 | 855 | 0.6 | (115) | (13.5) | 1,551 | 0.5 |
| Interest income | 100 | | 62 | | 38 | | 145 | |
| Dividends income | 50 | | 35 | | 15 | | 37 | |
| Equity income of affiliates | 5 | | 8 | | (2) | | 13 | |
| Others | 582 | | 748 | | (166) | | 1,354 | |
| Other Expenses | 2,641 | 1.7 | 2,438 | 1.7 | 203 | 8.3 | 5,427 | 1.8 |
| Interest expenses | 2,127 | | 1,545 | | 581 | | 3,361 | |
| Foreign currency exchange loss | 59 | | 330 | | (270) | | 755 | |
| Others | 454 | | 562 | | (107) | | 1,311 | |
| Ordinary income | 5,322 | 3.4 | 3,885 | 2.6 | 1,437 | 37.0 | 10,206 | 3.5 |
| Extraordinary income | 497 | 0.3 | 308 | 0.2 | 189 | 61.3 | 404 | 0.1 |
| Gain on sales of fixed assets | 49 | | 268 | | (219) | | 301 | |
| Gain on sales of investment securities | 0 | | — | | 0 | | — | |
| Gain on the reversal of preemptive rights | 447 | | — | | 447 | | — | |
| Reversal of allowance for doubtful receivables | — | | 39 | | (39) | | 102 | |
| Extraordinary loss | 1,395 | 0.9 | 802 | 0.5 | 593 | 73.9 | 2,832 | 1.0 |
| Loss on sales of fixed assets | 8 | | 30 | | (21) | | 565 | |
| Loss on disposal of fixed assets | 124 | | 259 | | (135) | | 453 | |
| Impairment loss | 803 | | — | | 803 | | — | |
| Loss on sales of investments securities | 0 | | — | | 0 | | 0 | |
| Loss on revaluation of investments securities | — | | 29 | | (29) | | 619 | |
| Loss on liquidation of affiliates | — | | 165 | | (165) | | 270 | |
| Loss for after-care of products | — | | — | | — | | 270 | |
| Retirement benefits expense | — | | 304 | | (304) | | 609 | |
| Retirement benefits to directors and corporate auditors | 458 | | 12 | | 445 | | 42 | |
| Income before income taxes and minority interests | 4,425 | 2.8 | 3,391 | 2.3 | 1,033 | 30.5 | 7,778 | 2.6 |
| Income taxes | | | | | | | | |
| Current (including enterprise tax) | 3,439 | | 2,739 | | 699 | | 5,943 | |
| Adjustment of income taxes | (501) | | 1,029 | | (1,531) | | (430) | |
| Total income taxes | 2,937 | 1.9 | 3,769 | 2.6 | (831) | (22.1) | 5,513 | 1.8 |
| Minority interests in earnings of consolidated subsidiaries | (934) | (0.6) | (1,473) | (1.0) | 538 | (36.6) | (3,316) | (1.1) |
| Net income | 2,421 | 1.5 | 1,095 | 0.7 | 1,326 | 121.1 | 5,581 | 1.9 |

(3) Interim Consolidated Statements of Retained Surplus

| | Half year ended Sept.30,2005 | Half year ended Sept.30,2004 | Increase or (decrease) (2005– 2004) | Year ended March 31,2005 |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Millions of yen |
| CAPITAL RETAINED EARNINGS | | | | |
| Additional paid-in capital at beginning of year | 94,756 | 94,756 | — | 94,756 |
| Additional paid-in capital at end of interim period (Full year) | 94,756 | 94,756 | — | 94,756 |
| RETAINED EARNINGS | | | | |
| Retained earnings at beginning of year | 5,519 | 2,755 | 2,763 | 2,755 |
| Increase of retained earnings | 2,421 | 1,095 | 1,326 | 5,581 |
| Net income | 2,421 | 1,095 | 1,326 | 5,581 |
| Decrease of retained earnings | 0 | 0 | 0 | 2,817 |
| Cash dividends | — | — | — | 2,793 |
| Bonus to directors | — | — | — | 23 |
| Loss on disposal of treasury stock | 0 | 0 | 0 | 0 |
| Retained earnings at end of interim period (Full year) | 7,941 | 3,851 | 4,090 | 5,519 |

(4) Interim Consolidated Statements of Cash Flows (Amount: millions of yen)

| | Half year ended Sept.30,2005 | Half year ended Sept.30,2004 | Increase or (decrease) (2005– 2004) | Year ended March 31,2005 |
|---|---|---|---|---|
| 1.Cash Flows from Operating Activities: | | | | |
| Income before income taxes and minority interests | 4,425 | 3,391 | 1,033 | 7,778 |
| Depreciation and amortization | 11,688 | 11,372 | 315 | 22,462 |
| Impairment loss | 803 | – | 803 | – |
| Amortization of consolidation adjustments | 532 | 541 | (9) | 1,083 |
| Equity income of affiliates | (5) | (8) | 2 | (13) |
| Interest and dividend income | (151) | (98) | (53) | (182) |
| Interest expense | 2,127 | 1,545 | 581 | 3,361 |
| (Gain) loss on sales of fixed assets | (40) | (238) | 197 | 264 |
| Loss on disposal of fixed assets | 124 | 259 | (135) | 453 |
| Decrease in reserve for losses on after-care of products | – | (210) | 210 | (210) |
| (Gain) loss on sales of investments securities | (0) | – | (0) | 0 |
| Loss on revaluation of investments securities | – | 29 | (29) | 619 |
| Gain on the reversal of preemptive rights | (447) | – | (447) | – |
| Increase in notes and accounts receivable | (2,897) | (1,444) | (1,453) | (1,020) |
| Increase in inventories | (1,965) | (3,578) | 1,612 | (1,597) |
| Increase in notes and accounts payable | 3,947 | 4,365 | (417) | 1,283 |
| Decrease of allowance for doubtful receivables | (12) | (140) | 127 | (221) |
| Increase in accrued bonuses | 1,454 | 1,586 | (131) | 41 |
| Decrease of reserve for environmental preservation expenses | (2) | (30) | 27 | (194) |
| Increase (decrease) in retirement allowance | 143 | (244) | 387 | (331) |
| Increase (decrease) of allowance for retirement benefits to executive officers | (12) | 12 | (25) | 27 |
| Payment of bonus to directors and corporate auditors | (23) | – | (23) | – |
| Others | (2,249) | (827) | (1,421) | 1,537 |
| Sub-total | 17,436 | 16,283 | 1,152 | 35,142 |
| Interest and dividends received | 150 | 98 | 52 | 183 |
| Interest paid | (2,148) | (1,494) | (654) | (3,388) |
| Income tax paid | (2,506) | (1,828) | (678) | (4,351) |
| Net cash provided by operating activities | 12,931 | 13,059 | (128) | 27,586 |
| 2.Cash Flows from Investing Activities: | | | | |
| Purchase of tangible fixed assets | (10,556) | (11,329) | 773 | (23,060) |
| Proceeds from sales of tangible fixed assets | 1,054 | 1,146 | (92) | 2,173 |
| Purchase of intangible fixed assets | (162) | – | (162) | (3,059) |
| Purchase of investment in securities | (0) | (37) | 37 | (37) |
| Proceeds from sales of investment in securities | 1 | – | 1 | 3 |
| Increase in cash and cash equivalents due to inclusion in consolidation | – | – | – | 71 |
| Long term loans receivables | (7) | (64) | 56 | (67) |
| Recovery of long term loans receivables | 6 | 102 | (96) | 164 |
| Others | 138 | 107 | 31 | 22 |
| Net cash used in investing activities | (9,526) | (10,074) | 548 | (23,789) |
| 3.Cash Flows from Financing Activities: | | | | |
| Increase (decrease) in short-term loans payable | 4,315 | (83) | 4,398 | 2,306 |
| Decrease in the amount in commercial paper | – | (4,000) | 4,000 | (4,000) |
| Proceeds from long term lorns | 592 | 473 | 118 | 29,324 |
| Repayment of long term loans | (524) | (2,334) | 1,809 | (6,459) |
| Proceeds from issuance of bonds | – | – | – | 10,000 |
| Payment for redemption of bonds | – | – | – | (10,000) |
| Payment for redemption of convertible bonds | – | – | – | (27,080) |
| Purchase of treasury stock | (2) | (2) | 0 | (9) |
| Cash dividends paid | (2,793) | (2,793) | 0 | (2,793) |
| Cash dividends paid to minority shareholders | (14) | – | (14) | (16) |
| Others | – | 6 | (6) | (43) |
| Net cash used in financing activities | 1,572 | (8,735) | 10,307 | (8,772) |
| 4.Effect of Exchange Rate Changes on Cash and Cash Equivalents | 397 | 461 | (64) | 358 |
| 5.Net Increase (decrease) in Cash and Cash Equivalents | 5,375 | (5,288) | 10,663 | (4,616) |
| 6.Cash and Cash Equivalents at Beginning of Period | 21,759 | 24,780 | (3,020) | 24,780 |
| 7.Increase in Cash and Cash Equivalents due to Establishment of a Joint Venture | – | 1,596 | (1,596) | 1,596 |
| 8.Cash and Cash Equivalents at End of Interim Period (Full year) | 27,134 | 21,087 | 6,046 | 21,759 |

(5) Basis of presenting interim consolidated financial statements

1. Scope of consolidation and application of equity method
Number of consolidated companies............46 companies
Included are NMB Singapore Ltd., NMB (USA) Inc., NMB Thai Ltd., Minebea Electronics (Thailand) Co., Ltd.

Number of affiliated companies...................1 company
of which, equity method is applied to 1 company including Shonan Seiki Co., Ltd.,

2. Scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries

| | | | |
|---|---|---|---|
| Anew: | None | | |
| Exclusion: | Liquidation | (1 company) | Minebea Electronics Co., Ltd. |

(b) Changes of the companies subject to equity method

| | |
|---|---|
| Anew: | None |
| Exclusion: | None |

3. Closing date of consolidated subsidiaries
Consolidated subsidiaries whose interim closing dates are different from that of the Company adjusted their interim financial statements to the Company's closing date.

4. Significant accounting policies
(a) Valuation basis and method of significant assets
1. Inventories
The Company and consolidated domestic subsidiaries state primarily at the moving average cost.
Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.
2.Other marketable securities
Securities with Market Value
The Company adopted the market value method based on market prices and other conditions at the end of the interim term. Also, the Company accounted for all valuation differences based on the direct capitalization method and the sales costs are calculated by the moving average method.
Securities without Market Value
Non-listed securities are stated at cost determined by the moving average method.

(b) Method of significant Depreciation
1. Tangible fixed assets
The company and consolidated domestic subsidiaries adopt the declining balance method. Their major useful lives are as follows:

| | |
|---|---|
| Buildings and structures | 2 to 50 years |
| Machinery and equipment | 2 to 15 years |
| Tools, furniture and fixtures | 2 to 20 years |

They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than 100,000 yen and less than 200,000 yen) over the three years each consolidated fiscal year.
Consolidated overseas subsidiaries mainly adopt the straight-line method.
2. Intangible fixed assets
The company and consolidated domestic subsidiaries mainly adopt the straight-line method. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances
1. Allowance for doubtful receivables
The company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.
Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.
2. Accrued bonuses
The company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term. consolidated overseas subsidiaries make the record on accrual basis.

3. Allowance for retirement benefits

Regarding the company and its consolidated Japanese subsidiaries, the company stated an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits, based on estimated retirement benefits debts and pension assets at the end of the term.

Over the five to fifteen years within the average remaining length of employees' service, the company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits.

Unrecognized prior service cost is amortized using the straight-line method over a period of 10 years as cost. Actuarial gains and losses are amortized using the straight-line method over a period of 10 years, from the period subsequent to the period in which they are incurred.

4. Allowance for retirement benefits to executive officers

We posted retirement allowances to be required for payment at the end interim period of the current consolidated fiscal year in accordance with company regulations.

5. Reserve for environmental preservation expenses

We registered reasonably projected environment-related expenses to be incurred by U.S. subsidiaries.

(d) Translation of foreign currency assets and liabilities in interim financial statements of the company and consolidated subsidiaries

The company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

Financial items of assets and liabilities of consolidated overseas subsidiaries are translated into yen at the rates of exchange prevailing at the date of the interim period balance sheet, while income and expenses are translated into yen at the average rate of exchange during the fiscal period. The resulting exchange losses and gains are included in Minority Interests and foreign currency translation adjustments in Shareholders' Equity.

(e) Accounting method of significant lease transactions

In accordance with the accounting method in reference to ordinary rental transactions, the company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting method of significant hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods.

Under the guidance of the company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(g) Accounting method of consumption tax and other

Consumption tax and other related taxes are excluded from revenues and purchases of the company.

5. Range of cash in cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

6. Change of important matters basic to the presentation of interim consolidated financial statements

Since the current interim consolidated accounting period, the company has adopted the Japanese Accounting Standards for Impairment of Fixed Assets (the Opinion concerning the Setting of Accounting Standards for Impairment of Fixed Assets issued on August 9, 2002 by the Business Accounting Council) and the Implementation Guidelines for the Accounting Standards for Impairment of Fixed Assets (Implementation Guidelines No. 6 for Business Accounting Standards issued on October 31, 2003 by the Accounting Standards Board of Japan).

This adoption reduced interim income before income taxes by 803 million yen.

Regarding accumulated impairment losses, the company deducted them directly from the amount of each relevant asset based on the revised Rules for Interim Consolidated Financial Statements.

(6) NOTES

(a)Interim consolidated statements of income

(1)Impairment loss

Outline of the asset groups on which impairment losses were recognized (Amount: millions of yen)

| Use | Location | FY2006 Interim | |
|---|---|---|---|
| | | Class | Amount |
| Idle assets | Five facilities-Former Kyoto, Ibaraki, Ichinoseki, Kanegasaki plants and former Kanemori Co., Ltd.'s Hokuriku Branch (Hachiman City, Kyoto Pref., etc.) | Building and structure | 109 |
| | | Land | 694 |
| | | Total | 803 |

(Note) The land impairment loss of 694 million yen excludes the amount of 675 million yen offset as consolidated unrealized profits in the past.

Asset grouping method

Based on its business classification, the Minebea Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land) impaired in the current interim consolidated accounting period (first quarter) are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

(b)Segment Information

(1) By business segments (Amount: millions of yen)

| | FY2006 Interim (April 1, 2005 through September 30, 2005) | | | | |
|---|---|---|---|---|---|
| | Machined components business | Electronic devices and components business | Sub-total | Elimination | Total |
| 1. Total sales and operating income | | | | | |
| Total sales | | | | | |
| (1) Sales to customers | 62,204 | 93,535 | 155,739 | — | 155,739 |
| (2) Sales to other segment | 1,437 | 753 | 2,190 | (2,190) | — |
| Total | 63,641 | 94,288 | 157,930 | (2,190) | 155,739 |
| Operating expense | 52,529 | 98,175 | 150,705 | (2,190) | 148,515 |
| Operating income (loss) | 11,112 | (3,887) | 7,224 | — | 7,224 |
| 2. Assets, depreciation, impairment loss and capital expenditure | | | | | |
| Assets | 192,415 | 224,681 | 417,096 | (70,662) | 346,433 |
| Depreciation | 5,405 | 6,282 | 11,688 | — | 11,688 |
| Impairment loss | 320 | 482 | 803 | — | 803 |
| Capital expenditure | 5,029 | 5,689 | 10,718 | — | 10,718 |

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business..................Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..............................Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

| | FY2005 Interim (April 1, 2004 through September 30, 2004) | | | | |
|---|---|---|---|---|---|
| | Machined components business | Electronic devices and components business | Sub-total | Elimination | Total |
| 1. Total sales and operating income | | | | | |
| Total sales | | | | | |
| (1) Sales to customers | 57,350 | 89,400 | 146,751 | — | 146,751 |
| (2) Sales to other segment | 1,114 | 0 | 1,114 | (1,114) | — |
| Total | 58,464 | 89,401 | 147,866 | (1,114) | 146,751 |
| Operating expense | 47,986 | 94,411 | 142,397 | (1,114) | 141,282 |
| Operating income (loss) | 10,478 | (5,010) | 5,468 | — | 5,468 |
| 2. Assets, depreciation and capital expenditure | | | | | |
| Assets | 185,066 | 221,267 | 406,333 | (71,527) | 334,806 |
| Depreciation | 5,239 | 6,133 | 11,372 | — | 11,372 |
| Capital expenditure | 3,585 | 15,784 | 19,370 | — | 19,370 |

(Notes) 1. The segments are defined by internal administration.
2. Main products
(a) Machined components business..................Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.
(b) Electronic devices and components business..............................Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

| | FY2005 (Annual) (April 1,2004 through March 31, 2005) | | | | |
|---|---|---|---|---|---|
| | Machined components business | Electronic devices and components business | Sub-total | Elimination | Total |
| 1. Total sales and operating income | | | | | |
| Total sales | | | | | |
| (1) Sales to customers | 116,105 | 178,317 | 294,422 | — | 294,422 |
| (2) Sales to other segment | 2,194 | 389 | 2,584 | (2,584) | — |
| Total | 118,299 | 178,707 | 297,006 | (2,584) | 294,422 |
| Operating expense | 96,727 | 186,196 | 282,923 | (2,584) | 280,339 |
| Operating income (loss) | 21,572 | (7,489) | 14,083 | — | 14,083 |
| 2. Assets, depreciation and capital expenditure | | | | | |
| Assets | 194,180 | 214,142 | 408,322 | (76,105) | 332,217 |
| Depreciation | 10,401 | 12,061 | 22,462 | — | 22,462 |
| Capital expenditure | 11,400 | 22,756 | 34,157 | — | 34,157 |

(Notes) 1. The segments are defined by internal administration.
2. Main products
(a) Machined components business..................Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.
(b) Electronic devices and components business..............................Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(2) By geographical segments

(Amount: millions of yen)

| | FY2006 Interim (April 1, 2005 through September 30, 2005) | | | | | | |
|---|---|---|---|---|---|---|---|
| | Japan | Asia (excluding Japan) | North America | Europe | Sub-total | Elimination | Total |
| 1. Total sales and operating income | | | | | | | |
| Total sales | | | | | | | |
| (1) Sales to customers | 39,241 | 75,334 | 28,803 | 12,360 | 155,739 | – | 155,739 |
| (2) Sales to other segment | 83,511 | 81,375 | 771 | 1,324 | 166,982 | (166,982) | – |
| Total | 122,752 | 156,709 | 29,575 | 13,684 | 322,722 | (166,982) | 155,739 |
| Operating expense | 123,507 | 150,979 | 28,060 | 12,950 | 315,497 | (166,982) | 148,515 |
| Operating income (loss) | (754) | 5,729 | 1,515 | 734 | 7,224 | – | 7,224 |
| 2. Assets | 170,992 | 237,647 | 36,604 | 18,938 | 464,182 | (117,748) | 346,433 |

(Notes) Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North America...........................United States
Europe........................................United Kingdom, Germany, France, Italy

(Amount: millions of yen)

| | FY2005 Interim (April 1, 2004 through September 30, 2004) | | | | | | |
|---|---|---|---|---|---|---|---|
| | Japan | Asia (excluding Japan) | North America | Europe | Sub-total | Elimination | Total |
| 1. Total sales and operating income | | | | | | | |
| Total sales | | | | | | | |
| (1) Sales to customers | 38,251 | 68,915 | 25,924 | 13,659 | 146,751 | – | 146,751 |
| (2) Sales to other segment | 82,673 | 78,904 | 682 | 483 | 162,744 | (162,744) | – |
| Total | 120,925 | 147,820 | 26,606 | 14,143 | 309,495 | (162,744) | 146,751 |
| Operating expense | 120,773 | 144,983 | 24,322 | 13,947 | 304,027 | (162,744) | 141,282 |
| Operating income | 152 | 2,836 | 2,284 | 195 | 5,468 | – | 5,468 |
| 2. Assets | 166,929 | 231,010 | 33,304 | 21,702 | 452,946 | (118,140) | 334,806 |

(Notes) Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North America...........................United States
Europe........................................United Kingdom, Germany, France, Italy

(Amount: millions of yen)

| | FY2005 (Annual) (April 1,2004 through March 31, 2005) | | | | | | |
|---|---|---|---|---|---|---|---|
| | Japan | Asia (excluding Japan) | North America | Europe | Sub-total | Elimination | Total |
| 1. Total sales and operating income | | | | | | | |
| Total sales | | | | | | | |
| (1) Sales to customers | 76,660 | 137,424 | 52,389 | 27,947 | 294,422 | — | 294,422 |
| (2) Sales to other segment | 162,763 | 155,447 | 1,422 | 1,025 | 320,659 | (320,659) | — |
| Total | 239,424 | 292,871 | 53,812 | 28,973 | 615,081 | (320,659) | 294,422 |
| Operating expense | 236,671 | 287,001 | 49,302 | 28,022 | 600,998 | (320,659) | 280,339 |
| Operating income | 2,752 | 5,870 | 4,510 | 950 | 14,083 | — | 14,083 |
| 2. Assets | 169,239 | 223,995 | 32,442 | 20,300 | 445,977 | (113,760) | 332,217 |

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North America............................United States

Europe........................................United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Amount: millions of yen)

| | FY2006 Interim (April 1, 2005 through September 30, 2005) | | | |
|---|---|---|---|---|
| | Asia (excluding Japan) | North and South America | Europe | Total |
| 1. Overseas sales | 77,775 | 23,040 | 14,785 | 115,601 |
| 2. Total sales | | | | 155,739 |
| 3. Overseas sales on total sales | 49.9% | 14.8% | 9.5% | 74.2% |

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe........................................United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

| | FY2005 Interim (April 1, 2004 through September 30, 2004) | | | |
|---|---|---|---|---|
| | Asia (excluding Japan) | North and South America | Europe | Total |
| 1. Overseas sales | 69,319 | 23,633 | 14,355 | 107,308 |
| 2. Total sales | | | | 146,751 |
| 3. Overseas sales on total sales | 47.2% | 16.1% | 9.8% | 73.1% |

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe........................................United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

| | FY2005 (Annual) (April 1, 2004 through March 31, 2005) | | | |
|---|---|---|---|---|
| | Asia (excluding Japan) | North and South America | Europe | Total |
| 1. Overseas sales | 140,229 | 46,012 | 29,505 | 215,747 |
| 2. Total sales | | | | 294,422 |
| 3. Overseas sales on total sales | 47.6% | 15.6% | 10.0% | 73.3% |

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe........................................United Kingdom, Germany, France, Italy, Netherlands, etc.

(c)Relating to lease transactions

| | Millions of yen | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Half year ended Sept.30,2005 | | | Half year ended Sept.30,2004 | | | Full year ended March 31,2005 | | |
| (1)Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of interim (year-end) closing balance: | Equivalent of acquisition value | Equivalent of total amount of depreciation | Equivalent of half year-end balance | Equivalent of acquisition value | Equivalent of total amount of depreciation | Equivalent of half year-end balance | Equivalent of acquisition value | Equivalent of total amount of depreciation | Equivalent of year-end balance |
| Machinery and transportation equipment | 1,173 | 551 | 621 | 1,215 | 624 | 590 | 1,269 | 585 | 683 |
| Tools, furniture and fixtures | 2,599 | 1,284 | 1,314 | 3,140 | 1,798 | 1,342 | 2,736 | 1,476 | 1,260 |
| Software | 40 | 25 | 14 | 91 | 67 | 23 | 42 | 31 | 11 |
| Total | 3,812 | 1,861 | 1,950 | 4,447 | 2,491 | 1,956 | 4,048 | 2,092 | 1,955 |

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on "interest payment inclusive method."

(2) Equivalent of interim(year-end) closing balance of unexpired lease expenses:

| | | | |
|---|---|---|---|
| within-1-year | 882 | 946 | 892 |
| over 1-year | 1,067 | 1,009 | 1,062 |
| Total | 1,950 | 1,956 | 1,955 |

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of the interim (year-end) closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

| | | | |
|---|---|---|---|
| Amount of lease expenses | 541 | 611 | 1,209 |
| Equivalent of depreciation expenses | 541 | 611 | 1,209 |

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(d) Marketable securities

1. Marketable securities (Amount: millions of yen)

| Classification | FY2006 (Interim) | | | FY2005 (Interim) | | | FY2005 (Annual) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Book value | Market price | Gain or (loss) | Book value | Market price | Gain or (loss) | Book value | Market price | Gain or (loss) |
| Other Marketable Securities with Market Value | | | | | | | | | |
| Stock | 3,105 | 8,230 | 5,125 | 3,108 | 5,252 | 2,144 | 3,105 | 5,687 | 2,582 |
| Total | 3,105 | 8,230 | 5,125 | 3,108 | 5,252 | 2,144 | 3,105 | 5,687 | 2,582 |

2. Main securities without market value (Amount: millions of yen)

| Classification | FY2006 (Interim) | FY2005 (Interim) | FY2005 (Annual) |
|---|---|---|---|
| Other marketable securities | 473 | 1,065 | 475 |
| Total | 473 | 1,065 | 475 |

(Note) Non-listed stock (Except for stock at over the counter)

(e) Contract amounts etc., current prices, and unrealized profits or losses of derivatives

Half year ended September 30,2005

Not Applicable

We excluded the items that are applied hedge account from this financial year's report.

Half year ended September 30,2004

Not Applicable

We excluded the items that are applied hedge account from this financial year's report.

Full year ended March 31,2005

Not Applicable

We excluded the items that are applied hedge account from this financial year's report.

(f) Going Concerns

Not Applicable

(7) Amounts of production, orders received, sales

1. Production

| Business segments | Product amount (millions of yen) | Change Y / Y (%) |
|---|---|---|
| Machined components business | 66,725 | 116.2 |
| Electronic devices and components business | 89,034 | 100.8 |
| Total | 155,759 | 106.8 |

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

2. Orders received

| Business segments | Orders received (millions of yen) | Change Y / Y (%) | Order backlog (millions of yen) | Change Y / Y (%) |
|---|---|---|---|---|
| Machined components business | 67,067 | 113.7 | 43,420 | 119.5 |
| Electronic devices and components business | 92,698 | 98.7 | 21,709 | 80.4 |
| Total | 159,765 | 104.5 | 65,129 | 102.8 |

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

3. Sales

| Business segments | Sales amount (millions of yen) | Change Y / Y (%) |
|---|---|---|
| Machined components business | 62,204 | 108.5 |
| Electronic devices and components business | 93,535 | 104.6 |
| Total | 155,739 | 106.1 |

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

# BRIEF REPORT OF NON-CONSOLIDATED INTERIM FINANCIAL RESULTS

(Half year ended September 30, 2005)

November 1, 2005

Registered Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken

Code No: 6479
(URL http://www.minebea.co.jp)

Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Managing Executive Officer, Deputy Chief of Administration Headquarters
Tel. (03)5434-8611

Board of Directors' Meeting for Non-consolidated Financial Results held on: November 1, 2005
Interim Dividend Plan: None
Unit Share Method: Yes (1 unit = 1,000 shares)

1. Business performance (April 1,2005 through September 30,2005)

(1) Results of Operations (Amounts less than one million yen are omitted.)

| | Net sales (millions of yen) | % Change | Operating income (millions of yen) | % Change | Ordinary income (millions of yen) | % Change |
|---|---|---|---|---|---|---|
| FY2006 Interim | 94,193 | 0.9 | 336 | (63.3) | 4,635 | 68.9 |
| FY2005 Interim | 93,363 | 1.0 | 917 | (50.1) | 2,745 | (52.5) |
| FY2005 Annual | 185,232 | | 1,946 | | 11,057 | |

| | Net income (millions of yen) | % Change | Net income per share (yen) |
|---|---|---|---|
| FY2006 Interim | 1,713 | 113.7 | 4.29 |
| FY2005 Interim | 801 | (45.9) | 2.01 |
| FY2005 Annual | 3,504 | | 8.72 |

(Notes) 1. Weighted average number of shares outstanding during the respective years: 399,060,228 shares at September 30, 2005
399,080,603 shares at September 30, 2004
399,074,238 shares at March 31, 2005

2. Changes in accounting method: Yes
3. The percentages of net sales, operating income, ordinary income and net income show variance against previous interim period.

(2) Dividends

| | Interim dividends per share (yen) | Annual dividends per share (yen) |
|---|---|---|
| FY2006 Interim | — | — |
| FY2005 Interim | — | — |
| FY2005 Annual | — | 7.00 |

(Note) Detail of current interim dividends
Not applicable.

(3) Financial Position

| | Total assets (millions of yen) | Shareholders' equity (millions of yen) | Shareholders' equity ratio (%) | Shareholders' equity per share (yen) |
|---|---|---|---|---|
| FY2006 Interim | 360,506 | 183,463 | 50.9 | 459.74 |
| FY2005 Interim | 365,285 | 180,055 | 49.3 | 451.18 |
| FY2005 Annual | 361,664 | 183,017 | 50.6 | 458.56 |

(Notes) 1. Number of shares outstanding at end of term: 399,057,421 shares at September 30, 2005
399,077,227 shares at September 30, 2004
399,062,072 shares at March 31, 2005

2. Number of treasury stock at end of term: 110,274 shares at September 30, 2005
90,468 shares at September 30, 2004
105,623 shares at March 31, 2005

2. Prospect for current fiscal year (April 1, 2005 through March 31, 2006)

| | Net sales (millions of yen) | Ordinary income (millions of yen) | Net income (millions of yen) | Dividends per share | |
|---|---|---|---|---|---|
| | | | | Year-end(yen) | Annual(yen) |
| Annual | 187,000 | 9,000 | 4,000 | 7.00 | 7.00 |

(Reference) Projected net income per share(Annual): 10.02 yen

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page six of the documents attached hereunder.

Non-Consolidated Interim Financial Statements and Notes

## 1. Non-Consolidated Interim Balance Sheets

| | As of Sept. 30, 2005 | | As of Sept. 30,2004 | | Increase or (decrease) (2005-2004) | | As of March 31,2005 | |
|---|---|---|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen | % | Millions of yen | % Comp. |
| ASSETS | | | | | | | | |
| Current assets | 127,003 | 35.2 | 128,251 | 35.1 | (1,248) | (1.0) | 125,670 | 34.8 |
| Cash and cash equivalents | 17,194 | | 10,195 | | 6,998 | | 11,240 | |
| Notes receivable | 3,708 | | 5,054 | | (1,346) | | 4,185 | |
| Accounts receivable | 46,109 | | 46,157 | | (47) | | 44,046 | |
| Inventories | 9,545 | | 10,365 | | (820) | | 9,167 | |
| Short-term loans receivable from affiliates | 43,961 | | 44,589 | | (628) | | 46,809 | |
| Deferred tax assets | 2,219 | | 3,938 | | (1,718) | | 2,799 | |
| Others | 4,296 | | 7,982 | | (3,685) | | 7,453 | |
| Allowance for doubtful receivables | (31) | | (31) | | 0 | | (32) | |
| Fixed assets | 233,467 | 64.8 | 237,000 | 64.9 | (3,532) | (1.5) | 235,940 | 65.2 |
| Tangible fixed assets | 25,044 | | 30,189 | | (5,145) | | 27,024 | |
| Intangible fixed assets | 3,454 | | 823 | | 2,630 | | 3,631 | |
| Investments and other assets | 204,968 | | 205,986 | | (1,018) | | 205,284 | |
| Investments in securities | 8,702 | | 6,312 | | 2,390 | | 6,159 | |
| Investments securities in affiliates | 164,289 | | 161,313 | | 2,976 | | 161,366 | |
| Investments in partnerships with affiliates | 32,406 | | 32,426 | | (20) | | 32,406 | |
| Long-term loans receivable from affiliates | 575 | | 5,185 | | (4,610) | | 5,725 | |
| Deferred tax assets | 4,646 | | 5,747 | | (1,101) | | 5,572 | |
| Others | 940 | | 1,071 | | (131) | | 1,121 | |
| Allowance for doubtful receivables | (6,591) | | (6,069) | | (521) | | (7,065) | |
| Deferred charges | 35 | 0.0 | 32 | 0.0 | 2 | 7.1 | 53 | 0.0 |
| Total Assets | 360,506 | 100.0 | 365,285 | 100.0 | (4,779) | (1.3) | 361,664 | 100.0 |

| (Notes) | Millions of yen Sept. 30 2005 | Sept. 30 2004 | March 31 2005 |
|---|---|---|---|
| 1. Accumulated depreciation of tangible fixed assets | 49,365 | 49,918 | 48,852 |
| 2. Guaranteed liabilities | 34,742 | 27,036 | 29,854 |
| 3. Issuance of common stock upon conversion of convertible bonds... | - | - | - |
| Increase on conversion of convertible bonds | - | - | - |
| Transferred to common stock | - | - | - |
| 4. Issuance of common stock upon conversion of bond with warrants | - | - | - |
| Increase of shares on conversion of bond with warrants | - | - | - |
| Transferred to common stock | - | - | - |

| | As of Sept. 30, 2005 | | As of Sept. 30,2004 | | Increase or (decrease) (2005-2004) | | As of March 31,2005 | |
|---|---|---|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen | % | Millions of yen | % Comp. |
| LIABILITIES | | | | | | | | |
| Current liabilities | 92,727 | 25.7 | 133,932 | 36.7 | (41,205) | (30.8) | 94,228 | 26.1 |
| Notes payable | 4,662 | | 4,378 | | 283 | | 3,195 | |
| Accounts payable | 27,128 | | 31,566 | | (4,437) | | 27,961 | |
| Short-term loans payable | 48,600 | | 49,142 | | (542) | | 50,632 | |
| Current portion of long-term loans payable | 1,000 | | 4,000 | | (3,000) | | 1,000 | |
| Current portion of bonds | – | | 10,000 | | (10,000) | | – | |
| Current portion of convertible bonds | – | | 27,080 | | (27,080) | | – | |
| Current portion of bonds with warrant | 4,000 | | – | | 4,000 | | 4,000 | |
| Accrued income taxes | 356 | | 234 | | 122 | | 622 | |
| Accrued bonuses | 1,941 | | 2,007 | | (65) | | 1,749 | |
| Others | 5,038 | | 5,524 | | (485) | | 5,067 | |
| Long-term liabilities | 84,315 | 23.4 | 51,297 | 14.0 | 33,017 | 64.4 | 84,418 | 23.3 |
| Bonds | 38,000 | | 28,000 | | 10,000 | | 38,000 | |
| Bond with warrant | – | | 4,000 | | (4,000) | | – | |
| Long-term loans payable | 46,000 | | 19,000 | | 27,000 | | 46,000 | |
| Allowance for retirement benefits | 277 | | 262 | | 15 | | 368 | |
| Allowance for retirement benefits to executive officers | 37 | | 35 | | 2 | | 49 | |
| Total Liabilities | 177,042 | 49.1 | 185,230 | 50.7 | (8,187) | (4.4) | 178,646 | 49.4 |
| SHAREHOLDERS' EQUITY | | | | | | | | |
| Common stock | 68,258 | 18.9 | 68,258 | 18.7 | – | – | 68,258 | 18.9 |
| Additional paid-in capital | 94,756 | 26.3 | 94,756 | 25.9 | – | – | 94,756 | 26.2 |
| Capital reserve | 94,756 | | 94,756 | | – | | 94,756 | |
| Retained earnings | 17,379 | 4.8 | 15,780 | 4.3 | 1,599 | 10.1 | 18,483 | 5.1 |
| Earned surplus | 2,085 | | 2,085 | | – | | 2,085 | |
| Voluntary reserve | 11,500 | | 11,500 | | – | | 11,500 | |
| Unappropriated retained earnings | 3,794 | | 2,195 | | 1,599 | | 4,898 | |
| Difference on revaluation of other marketable securities | 3,126 | 0.9 | 1,308 | 0.4 | 1,818 | 138.9 | 1,575 | 0.4 |
| Treasury stock | (58) | (0.0) | (49) | (0.0) | (8) | 17.2 | (56) | (0.0) |
| Total Shareholders' Equity | 183,463 | 50.9 | 180,055 | 49.3 | 3,408 | 1.9 | 183,017 | 50.6 |
| Total Liabilities and Shareholders' Equity | 360,506 | 100.0 | 365,285 | 100.0 | (4,779) | (1.3) | 361,664 | 100.0 |

## 2. Non-Consolidated Interim Statements of Income

| | Half year ended Sept. 30, 2005 | | Half year ended Sept. 30, 2004 | | Increase or (decrease) (2005-2004) | | Full year ended March 31,2005 | |
|---|---|---|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen | % | Millions of yen | % Comp. |
| Net sales | 94,193 | 100.0 | 93,363 | 100.0 | 830 | 0.9 | 185,232 | 100.0 |
| Cost of sales | 82,489 | 87.6 | 82,252 | 88.1 | 237 | 0.3 | 162,966 | 88.0 |
| Gross profit | 11,704 | 12.4 | 11,111 | 11.9 | 593 | 5.3 | 22,265 | 12.0 |
| Selling, general and administrative expenses | 11,368 | 12.0 | 10,194 | 10.9 | 1,174 | 11.5 | 20,319 | 10.9 |
| Operating income | 336 | 0.4 | 917 | 1.0 | (580) | (63.3) | 1,946 | 1.1 |
| Other income | 5,323 | 5.6 | 2,930 | 3.1 | 2,392 | 81.6 | 11,606 | 6.2 |
| Interest income | 354 | | 372 | | (17) | | 708 | |
| Dividends income | 4,556 | | 1,918 | | 2,637 | | 10,047 | |
| Rent income of fixed assets | 120 | | 144 | | (23) | | 295 | |
| Others | 291 | | 495 | | (204) | | 554 | |
| Other expenses | 1,023 | 1.1 | 1,102 | 1.2 | (79) | (7.2) | 2,494 | 1.3 |
| Interest and discount charge | 429 | | 311 | | 117 | | 615 | |
| Interest on bonds | 386 | | 551 | | (165) | | 1,129 | |
| Foreign currency exchange loss | 70 | | 59 | | 11 | | 260 | |
| Others | 137 | | 180 | | (42) | | 488 | |
| Ordinary income | 4,635 | 4.9 | 2,745 | 2.9 | 1,890 | 68.9 | 11,057 | 6.0 |
| Extraordinary income | 596 | 0.6 | 171 | 0.2 | 424 | 246.7 | 310 | 0.2 |
| Gain on sales of fixed assets | 103 | | 36 | | 66 | | 126 | |
| Gain on the reversal of preemptive rights | 447 | | – | | 447 | | – | |
| Reversal of allowance for doubtful receivables | 45 | | 135 | | (89) | | 184 | |
| Extraordinary loss | 2,267 | 2.4 | 926 | 1.0 | 1,341 | 144.8 | 4,522 | 2.5 |
| Loss on sales of fixed assets | 0 | | 71 | | (71) | | 1,378 | |
| Loss on disposal of fixed assets | 19 | | – | | 19 | | 123 | |
| Impairment loss | 1,478 | | – | | 1,478 | | – | |
| Loss on revaluation of investments securities in affiliates | – | | – | | – | | 590 | |
| Allowance for doubtful receivables | 345 | | 602 | | (257) | | 1,668 | |
| Loss on liquidation of affiliates | – | | 1 | | (1) | | 1 | |
| Loss for after-care of products | – | | – | | – | | 270 | |
| Retirement benefits expense | – | | 238 | | (238) | | 476 | |
| Retirement benefits to directors and corporate auditors | 423 | | 12 | | 411 | | 12 | |
| Income before income taxes | 2,964 | 3.1 | 1,990 | 2.1 | 973 | 48.9 | 6,845 | 3.7 |
| Income taxes (including enterprise tax) | 1,356 | 1.4 | 436 | 0.4 | 919 | 210.4 | 2,279 | 1.2 |
| Adjustment of income taxes | (106) | (0.1) | 752 | 0.8 | (858) | – | 1,062 | 0.6 |
| Total income taxes | 1,250 | 1.3 | 1,188 | 1.2 | 61 | 5.2 | 3,341 | 1.8 |
| Net income | 1,713 | 1.8 | 801 | 0.9 | 911 | 113.7 | 3,504 | 1.9 |
| Retained earnings brought forward from the previous period | 2,081 | | 1,393 | | 687 | | 1,393 | |
| Loss on disposal of treasury stock | 0 | | 0 | | 0 | | 0 | |
| Unappropriated retained earnings at end of interim period (Full year) | 3,794 | | 2,195 | | 1,599 | | 4,898 | |

## 3. Basis of presenting interim non-consolidated financial statements

(a) Valuation basis and method of significant assets

(1) Marketable securities

| | |
|---|---|
| Investments securities in subsidiaries and affiliates: | Stated at cost determined by the moving average method. |
| Other maketable securities: | Securities with Market Value<br>Market value method based on market prices and other conditions at the end of the interim term. (The revaluation differences are accounted for based on the direct capitalization method and the sales costs are calculated by the moving average method.)<br>Securities without Market Value<br>Non listed marketable securities are stated at cost determined by the moving average method. |

(2) Inventories

| | |
|---|---|
| Purchased goods: | Stated at cost determined by the moving average method. |
| Finish goods: | Stated at cost determined by the moving average method. |
| Raw materials: | Stated at cost determined by the moving average method for bearings, fasteners, measuring equipment, motors and special machinery components. |
| Work in process: | Stated at cost determined by the moving average method for bearings, fasteners, and motors.<br>Stated at cost determined respectively for measuring equipment, special motors and special machinery components. |
| Supplies: | Stated at cost determined by the moving average method for manufacturing bearings, fasteners, measuring equipment, motors and special machinery components. |

(b) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Their major useful lives are as follows:

| | |
|---|---|
| Buildings and structures | 2 to 50 years |
| Machinery and equipment | 2 to 15 years |
| Tools,furniture and fixtures | 2 to 20 years |

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

The depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(c) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date.

(d) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for retirement benefits:

Based on estimated retirement benefit debts and pension assets at the end of the current term, the Company reported an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits.

Over the five years from the following term after the differences accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

Allowance for retirement benefits to executive officers:

To provide for payment of retirement allowance to executive officers, the estimated amount to be required according to our internal regulations as of the end of the interim period of the current fiscal year is shown.

(e) Accounting method of lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(f) Accounting method of hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods.

Under the guidance of the company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(g) Other significant accounting policie

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the company.

## 4. Change of important matters basic to the presentation of interim non-consolidated financial statements

Since the current interim accounting period, the company has adopted the Japanese Accounting Standards for Impairment of Fixed Assets (the Opinion concerning the Setting of Accounting Standards for Impairment of Fixed Assets issued on August 9, 2002 by the Business Accounting Council) and the Implementation Guidelines for the Accounting Standards for Impairment of Fixed Assets (Implementation Guidelines No. 6 for Business Accounting Standards issued on October 31, 2003 by the Accounting Standards Board of Japan).

This adoption reduced interim income before income taxes by 1,478 million yen.

Regarding accumulated impairment losses, the company deducted them directly from the amount of each relevant asset based on the revised Rules for Interim Non-Consolidated Financial Statements.

## 5. Notes

(a) Non-consolidated interim statements of income

(1) Impairment loss

Outline of the asset groups on which impairment losses were recognized (Amount: millions of yen)

| Use | Location | FY2006 Interim | |
|---|---|---|---|
| | | Class | Amount |
| Idle assets | Five facilities-Former Kyoto,Ibaraki,Ichinoseki, Kanegasaki plants and former Kanemori Co., Ltd.'s Hokuriku Branch (Hachiman City, Kyoto Pref., etc.) | Building | 109 |
| | | Land | 1,369 |
| | | Total | 1,478 |

Asset grouping method

Based on its business classification, the company has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings and land) impaired in the current interim accounting period (first quarter) are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

(b) *Relating to lease transactions*

Millions of yen

(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of interim (year-end) closing balance:

| | Half year ended Sept.30,2005 | | | Half year ended Sept.30,2004 | | | Full year ended March 31,2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Equivalent of acquisition value | Equivalent of total amount of depreciation | Equivalent of half year-end balance | Equivalent of acquisition value | Equivalent of total amount of depreciation | Equivalent of half year-end balance | Equivalent of acquisition value | Equivalent of total amount of depreciation | Equivalent of year-end balance |
| Vehicles | 193 | 104 | 89 | 269 | 165 | 103 | 213 | 112 | 100 |
| Tools, furniture and fixtures | 1,923 | 940 | 983 | 2,304 | 1,299 | 1,005 | 2,021 | 1,074 | 946 |
| Software | 40 | 25 | 14 | 79 | 58 | 21 | 42 | 31 | 11 |
| Total | 2,157 | 1,070 | 1,087 | 2,654 | 1,522 | 1,131 | 2,277 | 1,218 | 1,058 |

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on "Interest payment inclusive method."

(2) Equivalent of interim (year-end) closing balance of unexpired lease expenses:

| | Half year ended Sept.30,2005 | Half year ended Sept.30,2004 | Full year ended March 31,2005 |
|---|---|---|---|
| within 1-year | 482 | 519 | 480 |
| over 1-year | 604 | 611 | 577 |
| Total | 1,087 | 1,131 | 1,058 |

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets, equivalent of the interim (year-end) closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

| | Half year ended Sept.30,2005 | Half year ended Sept.30,2004 | Full year ended March 31,2005 |
|---|---|---|---|
| Amount of lease expenses | 280 | 342 | 657 |
| Equivalent of depreciation expenses | 280 | 342 | 657 |

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(c) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

(d) Going concerns

Not applicable.

## 6. Dividends per share

| | FY2006 Interim | FY2005 Interim | FY2005 Annual |
|---|---|---|---|
| | Interim (yen) | Interim (yen) | Annual (yen) |
| Common stock | ――― | ――― | 7.00 |
| (Breakdown) | | | |
| Memorial dividends | ――― | ――― | ――― |
| Special dividends | ――― | ――― | ――― |
| New stocks | ――― | ――― | ――― |
| Preferred stocks | ――― | ――― | ――― |
| Subsidiaries-linked dividend stocks | ――― | ――― | ――― |

November 1, 2005
Minebea Co., Ltd.

# Supplementary Data for Brief Report of Financial Results for the First Half of Fiscal Year ending March 31, 2006

## 1. Consolidated Results of Operations

| (Millions of yen) | Fiscal year ended Mar. 05 1st half | 2nd half | Full year | Half year ended Sep.05 | %Change Y/Y 1st half *1 |
|---|---|---|---|---|---|
| Net sales | 146,751 | 147,671 | 294,422 | **155,739** | +6.1% |
| Operating income | 5,468 | 8,615 | 14,083 | **7,224** | +32.1% |
| Ordinary income | 3,885 | 6,321 | 10,206 | **5,322** | +37.0% |
| Income before income taxes | 3,391 | 4,387 | 7,778 | **4,425** | +30.5% |
| Net income | 1,095 | 4,486 | 5,581 | **2,421** | +121.1% |
| Net income per share | 2.74 | 11.19 | 13.93 | **6.07** | +121.5% |

| (Millions of yen) | Fiscal year ended Mar. 05 1Q | 2Q | 3Q | 4Q | Fiscal year ending Mar. 06 1Q | 2Q | 2Q %Change Q/Q *3 | Y/Y *4 |
|---|---|---|---|---|---|---|---|---|
| Net sales | 71,324 | 75,427 | 75,180 | 72,491 | 75,690 | **80,049** | +5.8% | +6.1% |
| Operating income | 2,802 | 2,666 | 4,165 | 4,450 | 3,010 | **4,214** | +40.0% | +58.1% |
| Ordinary income | 1,982 | 1,903 | 2,950 | 3,371 | 2,163 | **3,159** | +46.0% | +66.0% |
| Income before income taxes | 1,937 | 1,454 | 2,445 | 1,942 | 830 | **3,595** | +333.1% | +147.2% |
| Net income | 208 | 887 | 1,575 | 2,911 | 980 | **1,441** | +47.0% | +62.5% |
| Net income per share | 0.52 | 2.22 | 3.95 | 7.24 | 2.46 | **3.61** | +46.7% | +62.6% |

## 2. Consolidated Sales and Operating Income by Division

| (Millions of yen) | Fiscal year ended Mar. 05 1st half | 2nd half | Full year | Half year ended Sep.05 | %Change Y/Y 1st half *1 |
|---|---|---|---|---|---|
| Machined components | 57,350 | 58,755 | 116,105 | **62,204** | +8.5% |
| Bearing related products | 49,153 | 49,065 | 98,218 | **52,384** | +6.6% |
| Other machined components | 8,197 | 9,690 | 17,887 | **9,820** | +19.8% |
| Electronic devices and components | 89,400 | 88,917 | 178,317 | **93,535** | +4.6% |
| Rotary components | 54,061 | 52,689 | 106,750 | **54,323** | +0.5% |
| Other electronic devices | 35,340 | 36,226 | 71,566 | **39,212** | +11.0% |
| Total sales | 146,751 | 147,671 | 294,422 | **155,739** | +6.1% |
| Machined components | 10,478 | 11,094 | 21,572 | **11,112** | +6.1% |
| Electronic devices and components | -5,010 | -2,479 | -7,489 | **-3,887** | - |
| Total operating income | 5,468 | 8,615 | 14,083 | **7,224** | +32.1% |

| (Millions of yen) | Fiscal year ended Mar. 05 1Q | 2Q | 3Q | 4Q | Fiscal year ending Mar. 06 1Q | 2Q | 2Q %Change Q/Q *3 | Y/Y *4 |
|---|---|---|---|---|---|---|---|---|
| Machined components | 28,256 | 29,094 | 28,927 | 29,828 | 30,573 | **31,631** | +3.5% | +8.7% |
| Bearing related products | 24,247 | 24,906 | 24,491 | 24,574 | 25,982 | **26,402** | +1.6% | +6.0% |
| Other machined components | 4,009 | 4,188 | 4,436 | 5,254 | 4,591 | **5,229** | +13.9% | +24.9% |
| Electronic devices and components | 43,067 | 46,333 | 46,254 | 42,663 | 45,116 | **48,419** | +7.3% | +4.5% |
| Rotary components | 26,852 | 27,209 | 27,350 | 25,339 | 26,443 | **27,880** | +5.4% | +2.5% |
| Other electronic devices | 16,216 | 19,124 | 18,903 | 17,323 | 18,673 | **20,539** | +10.0% | +7.4% |
| Total sales | 71,324 | 75,427 | 75,180 | 72,491 | 75,690 | **80,049** | +5.8% | +6.1% |
| Machined components | 5,082 | 5,396 | 5,952 | 5,142 | 5,067 | **6,045** | +19.3% | +12.0% |
| Electronic devices and components | -2,279 | -2,731 | -1,786 | -693 | -2,056 | **-1,831** | - | - |
| Total operating income | 2,802 | 2,666 | 4,165 | 4,450 | 3,010 | **4,214** | +40.0% | +58.1% |

*1 First half % change Y/Y : First half in comparison with the first half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 2Q % change Q/Q : 2Q in comparison with 1Q
*4 2Q % change Y/Y : 2Q in comparison with 2Q of the previous fiscal year

## 3. Prospect for the Full Year and Second Half for the Fiscal Year Ending March 31, 2006

| (Millions of yen) | Fiscal year ending Mar. 06 Previous f'cast (A) | New f'cast (B) | New vs. previous (B/A) | Full year ended Mar. 05 (C) | Y/Y (B-C)/C *2 | Prospect for the 2H ending Mar. 06 |
|---|---|---|---|---|---|---|
| Net sales | 295,000 | 310,000 | 105.1% | 294,422 | +5.3% | 154,261 |
| Operating income | 18,000 | 18,000 | 100.0% | 14,083 | +27.8% | 10,776 |
| Ordinary income | 14,000 | 14,000 | 100.0% | 10,206 | +37.2% | 8,678 |
| Income before income taxes | 12,500 | 12,500 | 100.0% | 7,778 | +60.7% | 8,075 |
| Net income | 7,500 | 7,500 | 100.0% | 5,581 | +34.4% | 5,079 |
| Net income per share | 18.79 | 18.79 | 100.0% | 13.93 | +34.9% | 12.72 |

## 4. Prospect for the Consolidated Sales and Operating Income by Division

| (Millions of yen) | Fiscal year ending Mar. 06 Previous f'cast (A) | New f'cast (B) | New vs. previous (B/A) | Full year ended Mar. 05 (C) | Y/Y (B-C)/C *2 | Prospect for the 2H ending Mar. 06 |
|---|---|---|---|---|---|---|
| Machined components | 119,900 | 125,200 | 104.4% | 116,105 | +7.8% | 62,996 |
| Bearing related products | 101,600 | 106,100 | 104.4% | 98,218 | +8.0% | 53,716 |
| Other machined components | 18,300 | 19,100 | 104.4% | 17,887 | +6.8% | 9,280 |
| Electronic devices and components | 175,100 | 184,800 | 105.5% | 178,317 | +3.6% | 91,265 |
| Rotary components | 105,400 | 107,700 | 102.2% | 106,750 | +0.9% | 53,377 |
| Other electronic devices | 69,700 | 77,100 | 110.6% | 71,566 | +7.7% | 37,888 |
| Total sales | 295,000 | 310,000 | 105.1% | 294,422 | +5.3% | 154,261 |
| Machined components | 22,750 | 23,250 | 102.2% | 21,572 | +7.8% | 12,138 |
| Electronic devices and components | -4,750 | -5,250 | - | -7,489 | - | -1,363 |
| Total operating income | 18,000 | 18,000 | 100.0% | 14,083 | +27.8% | 10,776 |

## 5. Capital Expenditure, Depreciation, Research and Development Costs

| (Millions of yen) | Fiscal year ended Mar. 05 1st half | 2nd half | Full year | Fiscal year ending Mar. 06 1Q | 2Q | 1st half | Prospect for the 2H ending Mar. 06 | Prospect for the full year ending Mar. 06 |
|---|---|---|---|---|---|---|---|---|
| Capital expenditure | * 11,329 | 11,731 | * 23,060 | 4,317 | **6,239** | **10,556** | 11,944 | 22,500 |
| Depreciatior (Including Intangible Fixed Assets) | 11,372 | 11,090 | 22,462 | 5,766 | **5,922** | **11,688** | 10,312 | 22,000 |
| Research and development costs | 5,006 | 5,006 | 10,012 | 2,358 | **2,106** | **4,464** | 5,536 | 10,000 |

* Does not include 8,018 million yen in tangible fixed assets, which was taken over from Matsushita Electric Industrial Co., Ltd. as a result of establishment of Minebea-Matsushita Motor Corporation.

## 6. Exchange Rates

| (Yen) | | Fiscal year ended Mar. 05 1st half | 2nd half | Full year | Fiscal year ending Mar. 06 1Q | 2Q | 1st half | Assumption for the 2H ending Mar. 06 | Assumption for the full year ending Mar. 06 |
|---|---|---|---|---|---|---|---|---|---|
| US$ | PL | 109.43 | 105.50 | 107.46 | 107.28 | **111.50** | **109.39** | 112.00 | 110.70 |
| | BS | 111.05 | 107.39 | 107.39 | 110.62 | **113.19** | **113.19** | 112.00 | 112.00 |
| EURO | PL | 132.32 | 137.48 | 134.90 | 136.99 | **135.39** | **136.19** | 136.00 | 136.10 |
| | BS | 137.04 | 138.87 | 138.87 | 133.63 | **136.13** | **136.13** | 136.00 | 136.00 |
| S'PORE$ | PL | 64.14 | 63.94 | 64.04 | 64.92 | **66.46** | **65.69** | 68.00 | 66.85 |
| | BS | 65.69 | 65.19 | 65.19 | 65.58 | **66.96** | **66.96** | 68.00 | 68.00 |
| THAI BAHT | PL | 2.69 | 2.66 | 2.67 | 2.70 | **2.68** | **2.69** | 2.70 | 2.70 |
| | BS | 2.67 | 2.73 | 2.73 | 2.67 | **2.75** | **2.75** | 2.70 | 2.70 |
| RMB | PL | 13.22 | 12.74 | 12.98 | 12.94 | **13.65** | **13.30** | 13.90 | 13.60 |
| | BS | 13.41 | 12.99 | 12.99 | 13.34 | **13.99** | **13.99** | 13.90 | 13.90 |

## 7. Non-Consolidated Results of Operations

| (Millions of yen) | Fiscal year ended Mar. 05 1st half | 2nd half | Full year | **Half year ended Sep.05** | %Change Y/Y 1st half *1 |
|---|---|---|---|---|---|
| Net sales | 93,363 | 91,869 | 185,232 | **94,193** | +0.9% |
| Operating income | 917 | 1,029 | 1,946 | **336** | -63.3% |
| Ordinary income | 2,745 | 8,312 | 11,057 | **4,635** | +68.9% |
| Income before income taxes | 1,990 | 4,855 | 6,845 | **2,964** | +48.9% |
| Net income | 801 | 2,703 | 3,504 | **1,713** | +113.7% |

## 8. Prospect for Non-Consolidated Full Year and Second Half for the Fiscal Year Ending March 31, 2006

| (Millions of yen) | Fiscal year ending Mar. 06 Previous f'cast (A) | New f'cast (B) | New vs. previous (B/A) | Full year ended Mar. 05 (C) | Y/Y (B-C)/C *2 | Prospect for the 2H ending Mar. 06 |
|---|---|---|---|---|---|---|
| Net sales | 177,000 | 187,000 | 105.6% | 185,232 | +1.0% | 92,807 |
| Operating income | 800 | 2,100 | 262.5% | 1,946 | +7.9% | 1,764 |
| Ordinary income | 9,000 | 9,000 | 100.0% | 11,057 | -18.6% | 4,365 |
| Income before income taxes | 7,000 | 7,000 | 100.0% | 6,845 | +2.3% | 4,036 |
| Net income | 4,000 | 4,000 | 100.0% | 3,504 | +14.2% | 2,287 |

60th Business Term Semiannual Business Report



NMB Minebea

**Minebea Co., Ltd.**

April 1, 2005 ▶ September 30, 2005

Local Code No.6479

**The Business results for the 60th Business Term will be reported at our Ordinary General Meeting of Shareholders scheduled to be held in June 2006. The Business results for the current interim term (April 1, 2005 – September 30, 2005) are as follows.**

## □ Overview of the half year

During the current consolidated interim term, the Japanese economy almost put an end to inventory adjustments in information technology and continued to recover, supported by solid personal consumption and strong capital investment, although it was adversely affected by soaring crude oil prices and materials prices. In the U.S., although adversely affected by natural disasters and subsequent re-ascending crude oil prices, the economy put an end to inventory adjustments in the corporate sector and continued to grow firmly, powered by steadily improved employment and income environments in the household sector. The European economy, although weakness remained in some sectors, generally showed signs of turnaround and grew moderately. The Chinese economy, meanwhile, maintained high growth owing primarily to strong exports, although investment was slowed by tight constraints on overheated investment. The Southeast Asian economies stayed firm due to continued growth in the U.S. economy and high growth in China.

Under these circumstances, we strove to make our profitable basis stronger in order to further enhance earnings in a short period of time by addressing such near-term strategic agenda as resolutely carrying out structural reforms; reinforcing R&D efforts; and driving for management with a clear future vision. At the same time, we also concentrated on further reducing costs; developing high value-added products and new technologies; and expanding marketing activities.

As a result, net sales increased 8,988 million yen (6.1%) year on year, to 155,739 million yen, operating income also increased 1,756 million yen (32.1%) year on year, to 7,224 million yen. Ordinary income increased 1,437 million yen (37.0%), to 5,322 million yen, and net income also increased 1,326 million yen (121.1%) year on year, to 2,421 million yen.

In the current consolidated interim term, we introduced accounting for impairment of fixed assets and reported an extraordinary loss of 803 million yen.

## □ Outlook for the current fiscal year

The Japanese economy will continue to grow at a moderate pace, unless there are further increases in crude oil prices and confusions in the American and Chinese economies. In China, although we have to pay attention to movements in its tight monetary policy and other economic factors, the economy will maintain a high growth rate. In the U.S. too, self-sustaining growth is expected, although there are concerns about the effect of soaring crude oil prices on consumer spending and other negative factors. We expect that the world economy will continue to stay on a well-balance growth path.

An organizational change effective July 1, 2005 has been carried out. We will integrate our two separated Manufacturing and Sales Headquarters into Business Units, and at the same time, establish headquarters that will indirectly support the Business Units. With the new Business Units and Headquarters, we will resolutely carry out decisive structural reforms, reinforce R&D and promote management with a clear vision in order to improve profitability. We will, through these structural changes, focus on profit improvement in the three businesses of HDD spindle motors, information motors and PC keyboards. We will also endeavor to aim for more profits through further sales growth and reinforced competitiveness in bearings and bearing-related businesses. To establish a profitable base in the future, we will also deploy the display

■ Net Sales


(Unit: millions of yen)
□ Non-Consolidated □ Consolidated
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2004
FY2005
FY2006 Interim

■ Operating Income


(Unit: millions of yen)
□ Non-Consolidated □ Consolidated
20,000
15,000
10,000
5,000
0
FY2004
FY2005
FY2006 Interim

■ Ordinary Income


(Unit: millions of yen)
□ Non-Consolidated □ Consolidated
15,000
10,000
5,000
0
FY2004
FY2005
FY2006 Interim

peripheral business, etc. toward its growth by focusing on high value-added products.

Outlook by business segment for the full year is as follows:

◇ **Machined components business**

We will continue to aggressively expand sales of mainstay ball bearings in firm demand to manufacturers of household electrical appliances, automobiles and information & telecommunications equipment. We can expect further cost reductions through economies of scale in manufacturing from this sales expansion, by which we will aim to achieve further improvement in performance. In addition, in rod-end bearings, we can expect benefits from the strong aircraft market, particularly in Europe and the U.S. In pivot assemblies, we expect that sales will be strong.

◇ **Electronic devices and components business**

**Information motors:** The sure effect of further business restructuring measures in addition to product mix reviews is expected to show up. **Spindle motors:** The drastic cost reduction measures that we are implementing are taking effect. **PC keyboards:** Although there is some delay in the production transfer to Shanghai from Thailand, results improvement is expected, owing primarily to cost reduction measures and reviews of the sales prices of products with higher material costs. **LCD back lights:** Owing to high growth and high profitability expected, we will aggressively introduce new products to the markets. **Measuring components:** Sales of this product is expected to remain strong.

We intend to enhance and further expand our manufacturing and sales, and improve our business results.
We look forward to your continuous support and guidance.





Takayuki Yamagishi
Representative Director
December 2005

■ **Net Income**


(Unit: millions of yen)
Non-Consolidated
Consolidated
8,000
6,000
4,000
2,000
0
FY2004
FY2005
FY2006 Interim

■ **Total Assets**


(Unit: millions of yen)
Non-Consolidated
Consolidated
400,000
300,000
200,000
100,000
0
FY2004
FY2005
FY2006 Interim

■ **Shareholders' Equity**


(Unit: millions of yen)
Non-Consolidated
Consolidated
200,000
150,000
100,000
50,000
0
FY2004
FY2005
FY2006 Interim

# Performance by Business Segment (on a Consolidated Basis)

## Machined Components Business

**□ Net sales in this business segment increased. Sales of pivot assemblies grew significantly as brisk demand for HDDs continued. Sales of rod-end & spherical bearings for use in aircraft also remained strong.**

**□ Strong sales of principal products pushed up operating income.**

Net sales in this business segment increased 4,854 million yen (8.5%) from the same period of last fiscal year, to 62,204 million yen. Principal businesses were strong on the back of expanding demand for information & telecommunications equipment and steady economic growth both at home and abroad during the first half of the year. Sales of mainstay miniature and small-sized ball bearings remained high, owing to strong markets for information & telecommunications equipment and automobiles. Rod-end & spherical bearings sales also increased, due to brisk demand from the aerospace industry, our main customer base. In the pivot assembly business, sales grew, led by growing demand for HDDs.

Operating income from the machined component business rose 634 million yen (6.1%) from the same period last year, to 11,112 million yen. Compared with the same period a year ago, although we were adversely affected by steep rises in steel and other raw material prices, we strove to reduce production costs by enhancing production efficiencies. In addition, we also expanded profits by boosting production. In particular, rod-end & spherical bearings posted higher profit. In the pivot assembly business, profit expanded, due to increased volumes and the implementation of efficiency improvement measures.

### ■ Changes in Net Sales and Operating Income (Industry)



Electronic Devices and Components Business
Machined Components Business
Net Sales
(Unit: millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
Operating Income
(Unit: millions of yen)
40,000
30,000
20,000
10,000
0
-10,000
156,881
111,692
19,505
-1,400
178,317
116,105
21,572
-7,489
93,535
62,204
11,112
-3,887
Net Sales
Operating Income
FY2004
FY2005
FY2006 Interim


## Electronic Devices and Components Business

**□ Net sales of LED backlights for LCDs, information motors (Minebea-Matsushita Motor joint venture) and PC keyboards increased.**

**□ Operating loss fell, owing to better HDD spindle motor results and higher profit from LED backlights for LCDs.**

Net sales in this business segment increased 4,135 million yen (4.6%) from the same period of last fiscal year, to 93,535 million yen. In the lighting device business that centers on LED backlight assemblies for LCDs, sales grew considerably year on year, due to brisk demand for mobile telephone handsets and increases in the number of models adopting our backlights. Sales of fan motors for use in PC keyboards and information motors (Minebea-Matsushita Motor joint venture) also rose, due to expanding demand for PCs. As for HDD spindle motors, sales leveled off, due to a focus on lowering costs while maintaining production and shipment volumes at a certain level since July.

Operating loss from the electronic device and component business was 3,887 million yen, a reduction of 1,123 million yen from a year ago. Compared to the same period last year, income from lighting devices increased, due to increased production and enhanced productivity. Regarding the three businesses that face a challenge in profitability improvement, the HDD spindle motor business improved, owing to successful cost reduction measures. In the information motor business, we expect improvements ahead as a major structural reform, including reduction in personnel, ended at the end of September. In the PC keyboard business, although profit improvements were hindered by soaring raw material costs, we expect the integrated production to take effect in the months ahead, with the production transfer to Shanghai from Thailand almost ending in September.

# Performance by Geographical Segment (on a Consolidated Basis)

## ■ Japan

Net sales increased 990 million yen (2.6%) year on year, to 39,241 million yen. However, due to restructuring in our information motors business, operating income fell 906 million yen to (754) million yen.



(Unit: millions of yen)
• Net Sales in Japan
150,000
120,000
90,000
60,000
30,000
0
68,760
76,660
39,241
FY2004
FY2005
FY2006 Interim
25.2%
Percentage of net sales
10.5%
Percentage of operating income


## ■ Asia excluding Japan

This region includes Greater China region which continues high growth due to vigorous investment, and is an important manufacturing base for manufacturers of Japan, Europe, America and other countries. Sales mainly in the Greater China region were firm owing mainly to the expansion of demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. On the profit side, the effect of improvement in profitability has been showing up, owing primarily to price increases and cost reductions for such mechanical components as pivot assemblies, measures implemented to decrease the costs of HDD spindle motors and progress in the ongoing structural reform initiatives in the information motors business segment. As a consequence, compared with the interim period a year earlier, net sales increased 6,419 million yen (9.3%), to 75,334 million yen, and operating income climbed 2,893 million yen (102.0%) to 5,729 million yen.



(Unit: millions of yen)
• Net Sales in Asia (Excluding Japan)
200,000
160,000
120,000
80,000
40,000
0
121,071
137,424
75,334
FY2004
FY2005
FY2006 Interim
48.4%
Percentage of net sales
79.3%
Percentage of operating income


## ■ North America

Despite progress in production shift by our information & telecommunications equipment-related customers to Asia, sales of PC keyboards and other electronic devices and components were firm in this region. In addition, in ball bearings manufactured in the U.S. and rod-end bearings for sales to aviation-related and other industries, both demand and sales were brisk. As a result, net sales rose 2,879 million yen (11.1%) year on year, to 28,803 million yen, whereas operating income fell 769 million yen (-33.7%) to 1,515 million yen, partly due to some changes in import purchase prices.



(Unit: millions of yen)
• Net Sales in North America
150,000
120,000
90,000
60,000
30,000
0
48,726
52,389
28,803
FY2004
FY2005
FY2006 Interim
18.5%
Percentage of net sales
21.0%
Percentage of operating income


## ■ Europe

Sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen in this region. But due to the transfer of PC keyboard sales to U.S. customers to North America, net sales fell 1,299 million yen (-9.5%) year on year, to 12,360 million yen, while operating income climbed 539 million yen (276.4%), to 734 million yen.



(Unit: millions of yen)
• Net Sales in Europe
150,000
120,000
90,000
60,000
30,000
0
30,015
27,947
12,360
FY2004
FY2005
FY2006 Interim
7.9%
Percentage of net sales
10.2%
Percentage of operating income

For further details, visit our web site at *http://www.minebea.co.jp/english/* and refer to the reference material listed in News/Press Release.

**Development of New LED Backlight System**

Minebea Co., Ltd. (hereinafter "Company") has successfully developed a new LED backlight system featuring high luminance, high efficiency and ultra thinness - with the cooperation of an LED maker (Nichia Corporation).

Liquid crystal displays (LCDs) are in strong demand these days - for use in such products as cellular phones, car navigation systems and TV sets. Contributing to this surge in demand is the recent advances in this product. Backlight systems are integral to LCDs - components that cannot generate light on their own. The markets seek backlight systems featuring high luminance, high efficiency and thinness.

The recently developed backlight system responds to these strong market needs. The Company has re-engineered the conventional relationship between the LEDs and the light guide plates to develop a new conceptional LED and the backlight system.

The Company has developed and manufactured backlight systems for mobile products using white LEDs - such as cellular phones, digital cameras and PDAs. The new LED backlight system is a combined development achievement of the Company's proprietary optical design skills, ultra-precision tool machining capabilities and high-precision injection molding technologies. The Company has started the mass production of this new backlight system since October 2005.



The main features of the new product are as follows:

1. Compared with the conventional designs, the new product achieves a 20% improvement in LED luminescence efficiency and the luminous efficiency of 76lm/W.
2. The new product raises the flexibility of LED arrangement. For about 2-inch sizes, it is usable with an LED lamp. Use of multiple LEDs can further raise luminance.
3. The height of the new LED is 0.5mm, the industry's thinnest. The thickness of the light guide plate is 0.6mm for standard items, but it can be reduced to 0.4mm.

# Consolidated Balance Sheet

## ● Consolidated Balance Sheet (Unit: millions of yen)

| | Fiscal year 2006 Interim (as of September 30, 2005) | Fiscal year 2005 Interim (as of September 30, 2004) | Fiscal year 2005 (as of March 31, 2005) |
|---|---|---|---|
| **Assets** | | | |
| **Current Assets** | **158,547** | **152,183** | **147,295** |
| Cash and cash equivalents | 27,134 | 21,087 | 21,759 |
| Notes and accounts receivable | 67,212 | 63,630 | 62,610 |
| Inventories | 50,351 | 49,261 | 46,963 |
| Deferred tax assets | 4,522 | 7,297 | 5,123 |
| Others | 9,609 | 11,208 | 11,125 |
| Allowance for doubtful receivables | (282) | (302) | (287) |
| **Fixed Assets** | **187,799** | **182,523** | **184,808** |
| Tangible fixed assets | 158,282 | 158,381 | 156,521 |
| Intangible fixed assets | 13,637 | 12,073 | 14,113 |
| Investments and other assets | 15,879 | 12,068 | 14,174 |
| **Deferred Charges** | **86** | **99** | **112** |
| **Total Assets** | **346,433** | **334,806** | **332,217** |
| **Liabilities** | | | |
| **Current Liabilities** | **149,004** | **178,519** | **141,449** |
| Notes and accounts payable | 30,383 | 28,755 | 25,901 |
| Short-term loans payable | 86,878 | 79,031 | 81,256 |
| Current portion of long-term loans payable | 1,429 | 4,266 | 1,855 |
| Current portion of bonds | – | 10,000 | – |
| Current portion of convertible bonds | – | 27,080 | – |
| Current portion of bonds with warrant | 4,000 | – | 4,000 |
| Others | 26,312 | 29,385 | 28,436 |
| **Long-term Liabilities** | **86,870** | **52,964** | **86,144** |
| Bonds | 38,000 | 28,000 | 38,000 |
| Bonds with warrant | – | 4,000 | – |
| Long-term loans payable | 48,037 | 20,227 | 47,340 |
| Others | 832 | 737 | 804 |
| **Total Liabilities** | **235,874** | **231,483** | **227,594** |
| **Minority Interest in Consolidated Subsidiaries** | **1,660** | **4,318** | **2,534** |
| **Shareholders' Equity** | | | |
| **Common stock** | **68,258** | **68,258** | **68,258** |
| **Additional paid in capital** | **94,756** | **94,756** | **94,756** |
| **Retained earnings** | **7,941** | **3,851** | **5,519** |
| **Difference on revaluation of other marketable securities** | **3,126** | **1,307** | **1,575** |
| **Foreign currency translation adjustments** | **(65,123)** | **(69,119)** | **(67,965)** |
| **Treasury stock** | **(61)** | **(49)** | **(56)** |
| **Total Shareholders' Equity** | **108,898** | **99,005** | **102,088** |
| **Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity** | **346,433** | **334,806** | **332,217** |

Note: Amounts less than one million yen are omitted.

## ● Consolidated Profit and Loss Statement (Unit: millions of yen)

| Ordinary Income and Expenses | Fiscal year 2006 Interim (Apr. 2005 thru Sept. 2005) | Fiscal year 2005 Interim (Apr. 2004 thru Sept. 2004) | Fiscal year 2005 (Apr. 2004 thru Mar. 2005) |
|---|---|---|---|
| **Operating income and expenses** | | | |
| **Operating income** | **155,739** | **146,751** | **294,422** |
| Net sales | 155,739 | 146,751 | 294,422 |
| **Operating expenses** | **148,515** | **141,282** | **280,339** |
| Cost of sales | 123,155 | 115,997 | 232,019 |
| Selling, general and administrative expenses | 25,359 | 25,285 | 48,319 |
| **Operating income** | **7,224** | **5,468** | **14,083** |
| **Other income and expenses** | | | |
| **Other income** | **739** | **855** | **1,551** |
| Interest income | 100 | 62 | 145 |
| Dividends income | 50 | 35 | 37 |
| Equity income of affiliates | 5 | 8 | 13 |
| Others | 582 | 748 | 1,354 |
| **Other expenses** | **2,641** | **2,438** | **5,427** |
| Interest expenses | 2,127 | 1,545 | 3,361 |
| Foreign currency exchange loss | 59 | 330 | 755 |
| Others | 454 | 562 | 1,311 |
| **Ordinary income** | **5,322** | **3,885** | **10,206** |
| **Extraordinary Income and Loss** | | | |
| **Extraordinary income** | **497** | **308** | **404** |
| Gain on sales of fixed assets | 49 | 268 | 301 |
| Gain on sales of investments in securities | 0 | – | – |
| Gain on the reversal of preemptive rights | 447 | – | – |
| Reversal of allowance for doubtful receivables | – | 39 | 102 |
| **Extraordinary loss** | **1,395** | **802** | **2,832** |
| Loss on sales of fixed assets | 8 | 30 | 565 |
| Loss on disposal of fixed assets | 124 | 259 | 453 |
| Impairment loss | 803 | – | – |
| Loss on sales of investments securities | 0 | – | 0 |
| Loss on revaluation of investments securities | – | 29 | 619 |
| Loss on liquidation of affiliates | – | 165 | 270 |
| Loss for after-care of products | – | – | 270 |
| Retirement benefits expense | – | 304 | 609 |
| Retirement benefits to directors and corporate auditors | 458 | 12 | 42 |
| **Income before income taxes and minority interests** | **4,425** | **3,391** | **7,778** |
| Income taxes (including enterprise tax) | 3,439 | 2,739 | 5,943 |
| Adjustment of income taxes | (501) | 1,029 | (430) |
| Total income taxes | 2,937 | 3,769 | 5,513 |
| Minority interests in earnings of consolidated subsidiaries | (934) | (1,473) | (3,316) |
| **Net income** | **2,421** | **1,095** | **5,581** |

Note: Amounts less than one million yen are omitted.

## ● Consolidated Statements of Retained Surplus (Unit: millions of yen)

| | Fiscal year 2006 Interim (Apr. 2005 thru Sept. 2005) | Fiscal year 2005 Interim (Apr. 2004 thru Sept. 2004) | Fiscal year 2005 (Apr. 2004 thru Mar. 2005) |
|---|---|---|---|
| **Capital Retained Earnings** | | | |
| Additional paid-in capital at beginning of year | 94,756 | 94,756 | 94,756 |
| Additional paid-in capital at end of interim period (Full year) | 94,756 | 94,756 | 94,756 |
| ***Retained Earnings*** | | | |
| Retained earnings at beginning of year | 5,519 | 2,755 | 2,755 |
| Increase of retained earnings | 2,421 | 1,095 | 5,581 |
| Net income | 2,421 | 1,095 | 5,581 |
| Decrease of retained earnings | 0 | 0 | 2,817 |
| Cash dividends | – | – | 2,793 |
| Bonus to directors | – | – | 23 |
| Loss on disposal of treasury stock | 0 | 0 | 0 |
| Retained earnings at end of interim period (Full year) | 7,941 | 3,851 | 5,519 |

Note: Amounts less than one million yen are omitted.

## ● Consolidated Statements of Cash Flows (Unit: millions of yen)

| | Fiscal year 2006 Interim (Apr. 2005 thru Sept. 2005) | Fiscal year 2005 Interim (Apr. 2004 thru Sept. 2004) | Fiscal year 2005 (Apr. 2004 thru Mar. 2005) |
|---|---|---|---|
| Cash Flows from Operating Activities | 12,931 | 13,059 | 27,586 |
| Cash Flows from Investing Activities | (9,526) | (10,074) | (23,789) |
| Cash Flows from Financing Activities | 1,572 | (8,735) | (8,772) |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | 397 | 461 | 358 |
| Net Increase (decrease) in Cash and Cash Equivalents | 5,375 | (5,288) | (4,616) |
| Cash and Cash Equivalents at Beginning of Period | 21,759 | 24,780 | 24,780 |
| Increase in Cash and Cash Equivalents due to Establishment of a Joint Venture | – | 1,596 | 1,596 |
| Cash and Cash Equivalents at End of Interim Period (Full Year) | 27,134 | 21,087 | 21,759 |

Note: Amounts less than one million yen are omitted.

# Non-Consolidated Balance Sheet

## ● Non-Consolidated Balance Sheet (Unit: millions of yen)

| | Fiscal year 2006 Interim (as of September 30, 2005) | Fiscal year 2005 Interim (as of September 30, 2004) | Fiscal year 2005 (as of March 31, 2005) |
|---|---|---|---|
| **Assets** | | | |
| **Current Assets** | **127,003** | **128,251** | **125,670** |
| Cash and cash equivalents | 17,194 | 10,195 | 11,240 |
| Notes receivable | 3,708 | 5,054 | 4,185 |
| Accounts receivable | 46,109 | 46,157 | 44,046 |
| Inventories | 9,545 | 10,365 | 9,167 |
| Short-term loans receivable from affiliates | 43,961 | 44,589 | 46,809 |
| Deferred tax assets | 2,219 | 3,938 | 2,799 |
| Others | 4,296 | 7,982 | 7,453 |
| Allowance for doubtful receivables | (31) | (31) | (32) |
| **Fixed Assets** | **233,467** | **237,000** | **235,940** |
| **Tangible fixed assets** | **25,044** | **30,189** | **27,024** |
| **Intangible fixed assets** | **3,454** | **823** | **3,631** |
| **Investments and other assets** | **204,968** | **205,986** | **205,284** |
| Investment in securities | 8,702 | 6,312 | 6,159 |
| Investment securities in affiliates | 164,289 | 161,313 | 161,366 |
| Investments in partnerships with affiliates | 32,406 | 32,426 | 32,406 |
| Long-term loans receivable from affiliates | 575 | 5,185 | 5,725 |
| Deferred tax assets | 4,646 | 5,747 | 5,572 |
| Others | 940 | 1,071 | 1,121 |
| Allowance for doubtful receivables | (6,591) | (6,069) | (7,065) |
| **Deferred Charges** | **35** | **32** | **53** |
| **Total Assets** | **360,506** | **365,285** | **361,664** |
| **Liabilities** | | | |
| **Current Liabilities** | **92,727** | **133,932** | **94,228** |
| Notes payable | 4,662 | 4,378 | 3,195 |
| Accounts payable | 27,128 | 31,566 | 27,961 |
| Short-term loans payable | 48,600 | 49,142 | 50,632 |
| Current portion of long-term loans payable | 1,000 | 4,000 | 1,000 |
| Current portion of bonds | – | 10,000 | – |
| Current portion of convertible bonds | – | 27,080 | – |
| Current portion of bonds with warrant | 4,000 | – | 4,000 |
| Accrued income taxes | 356 | 234 | 622 |
| Accrued bonuses | 1,941 | 2,007 | 1,749 |
| Others | 5,038 | 5,524 | 5,067 |
| **Long-term Liabilities** | **84,315** | **51,297** | **84,418** |
| Bonds | 38,000 | 28,000 | 38,000 |
| Bonds with warrant | – | 4,000 | – |
| Long-term loans payable | 46,000 | 19,000 | 46,000 |
| Allowance for retirement benefits | 277 | 262 | 368 |
| Allowance for retirement benefits to executive officers | 37 | 35 | 49 |
| **Total Liabilities** | **177,042** | **185,230** | **178,646** |
| **Shareholders' Equity** | | | |
| **Common stock** | **68,258** | **68,258** | **68,258** |
| **Additional paid-in capital** | **94,756** | **94,756** | **94,756** |
| Capital reserve | 94,756 | 94,756 | 94,756 |
| **Retained earnings** | **17,379** | **15,780** | **18,483** |
| Earned surplus | 2,085 | 2,085 | 2,085 |
| Voluntary reserve | 11,500 | 11,500 | 11,500 |
| Unappropriated retained earnings | 3,794 | 2,195 | 4,898 |
| **Difference on revaluation of other marketable securities** | **3,126** | **1,308** | **1,575** |
| **Treasury stock** | **(58)** | **(49)** | **(56)** |
| **Total Shareholders' Equity** | **183,463** | **180,055** | **183,017** |
| **Total Liabilities and Shareholders' Equity** | **360,506** | **365,285** | **361,664** |

Note: Amounts less than one million yen are omitted.

## ● Non-Consolidated Profit and Loss Statement (Unit: millions of yen)

| | Fiscal year 2006 Interim (Apr. 2005 thru Sept. 2005) | Fiscal year 2005 Interim (Apr. 2004 thru Sept. 2004) | Fiscal year 2005 (Apr. 2004 thru Mar. 2005) |
|---|---|---|---|
| **Ordinary Income and Expenses** | | | |
| **Operating income and expenses** | | | |
| **Operating income** | **94,193** | **93,363** | **185,232** |
| Net sales | 94,193 | 93,363 | 185,232 |
| **Operating expenses** | **93,857** | **92,446** | **183,285** |
| Cost of sales | 82,489 | 82,252 | 162,966 |
| Selling, general and administrative expenses | 11,368 | 10,194 | 20,319 |
| **Operating income** | **336** | **917** | **1,946** |
| **Other income and expense** | | | |
| **Other income** | **5,323** | **2,930** | **11,606** |
| Interest income | 354 | 372 | 708 |
| Dividends income | 4,556 | 1,918 | 10,047 |
| Rent income on fixed asset | 120 | 144 | 295 |
| Others | 291 | 495 | 554 |
| **Other expenses** | **1,023** | **1,102** | **2,494** |
| Interest and discount charge | 429 | 311 | 615 |
| Interest on bonds | 386 | 551 | 1,129 |
| Foreign currency exchange loss | 70 | 59 | 260 |
| Others | 137 | 180 | 488 |
| **Ordinary income** | **4,635** | **2,745** | **11,057** |
| **Extraordinary Income and Loss** | | | |
| **Extraordinary income** | **596** | **171** | **310** |
| Gain on sales of fixed assets | 103 | 36 | 126 |
| Gain on the reversal of preemptive rights | 447 | – | – |
| Reversal of allowance for doubtful receivables | 45 | 135 | 184 |
| **Extraordinary loss** | **2,267** | **926** | **4,522** |
| Loss on sales of fixed assets | 0 | 71 | 1,378 |
| Loss on disposal of fixed assets | 19 | – | 123 |
| Impairment loss | 1,478 | – | – |
| Loss on revaluation of investments in securities | – | – | 590 |
| Allowance for doubtful receivables | 345 | 602 | 1,668 |
| Loss on liquidation of affiliated companies | – | 1 | 1 |
| Loss for after-care of products | – | – | 270 |
| Retirement benefits expense | – | 238 | 476 |
| Retirement benefits to directors and corporate auditors | 423 | 12 | 12 |
| ***Income before income taxes*** | **2,964** | **1,990** | **6,845** |
| Income taxes (including enterprise tax) | 1,356 | 436 | 2,279 |
| Adjustment of income taxes | (106) | 752 | 1,062 |
| Total income taxes | 1,250 | 1,188 | 3,341 |
| **Net income** | **1,713** | **801** | **3,504** |
| Retained earnings brought forward from the previous period | 2,081 | 1,393 | 1,393 |
| Loss on disposal of treasury stock | 0 | 0 | 0 |
| **Unappropriated retained earnings at end of interim period (Full Year)** | **3,794** | **2,195** | **4,898** |

Note: Amounts less than one million yen are omitted.

# Corporate Data (as of October 03, 2005)

## ■ Corporate Data

| | |
|---|---|
| Trade Name | Minebea Co., Ltd. |
| Established | July 16, 1951 |
| Capital | 68,258 million yen |
| Number of Employees | 2,440 persons |
| Registered Headquarters | 4106-73, Oaza Miyota, Miyota-Machi, Kitasaku-Gun, Nagano 389-0293, Japan<br>Tel:+81 267-32-2200 |
| Domestic Offices and Manufacturing Units | Tokyo Head Office, Karuizawa Manufacturing Unit, Hamamatsu Manufacturing Unit, Fujisawa Manufacturing Unit, Omori Manufacturing Unit |

## ■ Board of Directors

**Representative Director, President and Chief Executive Officer**
Takayuki Yamagishi

**Directors, Senior Managing Executive Officers**
Yoshihisa Kainuma
Ryusuke Mizukami
Tosei Takenaka
Koichi Dosho

**Directors, Managing Executive Officers**
Hiroharu Katogi
Akihiro Hirao
Eiichi Kobayashi

**Independent Directors**
Chanchai Leetavorn
Takashi Matsuoka

## ■ Corporate Auditors

**Standing Corporate Auditors**
Shinichi Mori
Yoshinori Amano

**Standing External Corporate Auditor**
Tsukasa Oshima

**External Corporate Auditor**
Isao Hiraide

## ■ Executive Officers

**Managing Executive Officers**
Yukio Shimizu
Susumu Fujisawa
Akio Okamiya
Hiroyuki Yajima
Sakae Yashiro
Masayoshi Yamanaka
Shunji Mase
Hirotaka Fujita

**Executive Officers**
Sadahiko Oki
Motoyuki Niijima
Kunio Shimba
Junichi Mochizuki
Morihiro Iijima
Mamoru Kamigaki
Takashi Aiba
Daishiro Konomi
Tatsuo Matsuda

## ■ Organization Chart


Board of Directors
Auditors
President, Chief Executive Officer
Senior Executive Officer Council
General Manager of Regional Affairs For South East Asia
General Manager of Regional Affairs for China
General Manager of Regional Affairs for Europe
General Manager of Regional Affairs for the Americas
Compliance Committee
Internal Auditing Office
Strategic Commodities Control Office
Environment Protection Committee
Product Safety Committee
Information Security Committee
Patent Committee
Ball Bearing Business Unit
Rod End Business Unit
Mechanical Assembly Business Unit
Spindle Motor Business Unit
Precision Motor Business Unit
Fastener Business Unit
Defense-Related Special Parts Business Unit
Measuring Components Business Unit
Keyboard Business Unit
Speaker Business Unit
Electronic Device Business Unit
Information Motor Business Unit
NHBB Business Unit
Hansen Business Unit
Manufacturing Headquarters
First Production Engineering Division
Second Production Engineering Division
Component Manufacturing Division
Sales Headquarters
European Region
North American Region
South East Asian Region
China Region
Domestic Sales Division
Sales Headquarters HQ
Engineering Headquarters
Tribology, Clean Technology Development Division
Opto Device Development Division
Electronics Development Division
PMDM Division
Engineering Support Division
Group Environment Management Division
Operations Headquarters
Personnel & General Affairs Division
Logistics Division
Procurement Division
Corporate Planning Division
Legal Division
Administration Headquarters
Accounting Division
Finance Division
Administration Division
Information Systems Division

## Share Information (as of September 30, 2005)

| | |
|---|---|
| Total Number of Shares Authorized | 1,000,000,000 shares |
| Number of Shares Issued | 399,167,695 shares |
| Number of Shareholders | 28,898 persons |

### ■ Major Shareholders (Top 10)

| | Number of Shares (shares) | Voting rights ratio (%) |
|---|---|---|
| Japan Trustee Service Bank, Ltd. (Trust Account) | 28,449,000 | 7.13 |
| Depositary Nominees Inc. | 19,884,322 | 4.98 |
| Keiaisha Co., Ltd. | 18,000,000 | 4.51 |
| The Master Trust Bank of Japan Ltd. (Trust Account) | 17,163,000 | 4.30 |
| Shinsei Bank, Ltd. | 12,501,000 | 3.13 |
| The Sumitomo Trust & Banking Co., Ltd. | 12,349,000 | 3.09 |
| Takahashi Industrial and Economic Research Foundation | 12,347,330 | 3.09 |
| Sumitomo Mitsui Banking Corporation | 10,000,475 | 2.51 |
| The Bank of Tokyo-Mitsubishi, Ltd. | 6,756,212 | 1.69 |
| Trust & Stody Services Bank, Ltd. (Pension Trust Account) | 6,676,000 | 1.67 |

### ■ Stock Prices On The Tokyo Stock Exchange



(Yen)
1,500
1,000
500
0
2002
2003
2004
2005
10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9


### ■ Shareholder Distribution

#### Number Of Shares (thousands of shares)



Individuals
75,298
(18.9%)
Financial Institutions
154,036
(38.6%)
Foreign Corporations
128,073
(32.1%)
Other Corporate Bodies
35,118
(8.8%)
Securities Firms
6,641
(1.6%)


#### Number Of Shareholders



Securities Firms
62
(0.2%)
Other Corporate Bodies
390
(1.4%)
Financial Institutions
111
(0.4%)
Foreign Corporations
315
(1.1%)
Individuals
28,020
(96.9%)

## What do you need to do to sell or buy your less-than-one-unit shares?

Normally, you cannot sell or buy your less-than-one-unit shares (less than 1,000 shares) on the equity market. To sell or buy such shares, you need to submit a demand for purchase or a demand for sale of the shares to turn your shares into a unit share.

For inquiries, please contact the Stock Transfer Agency Department of Sumitomo Trust & Banking Co., Ltd.
In case you use stock certificate depositary system, please contact the securities company that you deal with.

(Example for purchasing shares)

Less-than-one-unit shares that you hold 700 shares + Less-than-one-unit shares that you purchase 300 shares = 1 unit share 1,000 shares

**For inquiries, contact The Sumitomo Trust & Banking Co., Ltd.**
**Stock Transfer Agency Department ☎ 0120-176-417**

## We recommend that you receive your stock dividends through a bank transfer.

You can easily forget to receive your stock dividends by a mail transfer payment notice. We recommend you choose to receive your stock dividends through a safe, reliable bank transfer. For further details, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd.

## Shareholder Information

| | |
|---|---|
| Business Year | From April 1 to March 31 of next year |
| Fiscal Year-End | End of March |
| Record date to be eligible to receive dividends | End of March |
| Ordinary General Meeting of Shareholders | June |
| Unitary Transaction Stock | 1,000 shares |
| Transfer Agent | 5-33, Kitahama 4-Chome, Chuo-Ku, Osaka<br>The Sumitomo Trust and Banking Co., Ltd. |
| Transfer Agent Branch | 4-4, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo<br>The Sumitomo Trust and Banking Co., Ltd.<br>Stock Transfer Agency Department |
| Delivery Address for Postal Matters | 1-10, Nikko-Cho, Fuchu, Tokyo 183-8701<br>The Sumitomo Trust and Banking Co., Ltd.<br>Stock Transfer Agency Department |
| Telephone Inquiries | (For Change-of-Address Form and other forms, please apply to) 0120-175-417<br>(For inquiries, please contact) 0120-176-417 |
| Web Site | **http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html** |
| Intermediary Office | The Sumitomo Trust and Banking Co., Ltd.<br>Head Office and each and every Branch in Japan |
| Transfer Fee | Free |
| Public Notice | The Nihon-Keizai Shinbun<br>Public notices are displayed in The Nihon Keizai Shinbun. However, information with regard to balance sheets and statements of income, is posted in our web site at<br>**http://www.minebea.co.jp/investors/disclosure/meeting/meeting_top.html** |
| Common Stock Listings | Tokyo,Osaka,Nagoya and Singapore |

PRINTED WITH SOY INK. R100 Printed on 100% recycled paper

Minebea

**Minebea Co., Ltd.**
ARCO Tower, 19th Floor,
1-8-1 Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel : 81-3-5434-8611 Fax : 81-3-5434-8601
URL : http://www.minebea.co.jp/

Minebea

# Minebea Co., Ltd.

## ANNUAL REPORT 2005

Year Ended March 31, 2005




Miniature Ball Bearings
Machined Parts
MODEL
2408ML-04W-B20
12V DC 0.072 A
Minebea-Matsushita
Motor Corporation
MADE IN CHINA
TA1

**For Minebea, competitiveness means ultraprecision machining and mass technologies.**

# ensuring both production

Minebea Co., Ltd., was established in 1951 as Japan's first specialized manufacturer of miniature ball bearings. Today, the Company is the world's leading comprehensive manufacturer of miniature ball bearings and high-precision components, supplying customers worldwide in the information and telecommunications equipment, aerospace, automotive and household electrical appliance industries.

As of March 31, 2005, the Minebea Group encompassed 48 subsidiaries and affiliates in 14 countries. The Group maintains 29 plants and 44 sales offices and employs a total of 48,473 people.

**Contents**


| | |
|---|---|
| At a Glance | 2 |
| Consolidated Financial Highlights | 3 |
| A Message to Our Shareholders | 4 |
| Minebea's R&D and Intellectual Property Strategies | 9 |
| Corporate Governance | 12 |
| Protecting the Environment | 13 |
| Contributing to Society | 14 |
| Financial Section | 15 |
| Principal Subsidiaries | 51 |
| Minebea Up Close | 53 |
| Principal Products | 54 |
| Minebea's Core Competencies | 56 |
| Research and Development | 59 |
| A History of Achievements | 60 |
| Directors, Auditors and Executive Officers | 62 |
| Organization | 63 |
| Contact Information | 64 |
| Corporate Data | 65 |


**Disclaimer Regarding Future Projections**

In this annual report, all statements that are not historical facts are future projections made based on certain assumptions and our management's judgement drawn from currently available information. Accordingly, when evaluating our performance or value as a going concern, these projections should not be relied on entirely. Please note that actual performance may vary significantly from any particular projection, owing to various factors, including: (i) changes in economic indicators surrounding us, or in demand trends; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. Please note, however, this is not a complete list of the factors affecting actual performance.

## At a Glance

## Machined Components

**Principal Products**

**● Bearings and Bearing-Related Products**
- Miniature ball bearings
- Small-sized ball bearings
- Integrated shaft ball bearings
- Rod-end bearings
- Spherical bearings
- Roller bearings
- Journal bearings
- Pivot assemblies
- Tape guides

**● Other Machined Components**
- Aerospace/automotive fasteners
- Special machined components
- Magnetic clutches and brakes

**Percentage of net sales**


39%


Net Sales of Machined Components
Billions of yen
200
160
120
80
40
0
124.5
122.0
118.1
111.7
116.1
2001
2002
2003
2004
2005

## Electronic Devices and Components

**Principal Products**

**● Rotary Components**
- Hard disc drive (HDD) spindle motors
- Fan motors
- Hybrid-type stepping motors
- Permanent magnet (PM) type stepping motors
- Brush DC motors
- Vibration motors
- Brushless DC motors
- Variable reductance (VR) resolvers

**● Other Electronic Devices and Components**
- Personal computer (PC) keyboards
- Speakers
- Electronic devices
  - Magneto-optical disc (MOD) drive subassemblies
  - Lighting devices for liquid crystal displays (LCDs)
  - Magnetic heads for floppy disc drives (FDDs)
  - Backlight inverters
- Measuring components
  - Strain gauges
  - Load cells

**Percentage of net sales**


61%


Net Sales of Electronic Devices and Components
Billions of yen
200
160
120
80
40
0
151.9
156.3
154.1
156.9
178.3
2001
2002
2003
2004
2005

## Consolidated Financial Highlights

*Years ended March 31*

| | Millions of yen | | Percentage change | Thousands of U.S. dollars (Note) |
|---|---|---|---|---|
| | **2005** | 2004 | 2005/2004 | **2005** |
| Net sales | **¥294,422** | ¥268,574 | 9.6% | **$2,741,620** |
| Operating income | **14,083** | 18,104 | (22.2) | **131,141** |
| Net income | **5,581** | 6,019 | (7.3) | **51,972** |
| Total shareholders' equity | **102,088** | 93,866 | 8.8 | **950,633** |
| Total assets | **332,217** | 314,915 | 5.5 | **3,093,558** |
| Return on shareholders' equity | **5.7%** | 6.3% | | |

| | Yen | | Percentage change | U.S. dollars (Note) |
|---|---|---|---|---|
| **Per Share Data:** | | | | |
| Net income (basic) | **¥ 13.93** | ¥ 15.08 | (7.6)% | **$0.13** |
| Shareholders' equity | **255.82** | 235.21 | 8.8 | **2.38** |
| Cash dividends applicable to the year | **7.00** | 7.00 | 0.0 | **0.07** |

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107.39=US$1, the approximate rate of exchange on March 31, 2005.

**Net Sales and Operating Income**



Billions of yen
300
240
180
120
60
0
287.0
279.3
272.2
268.6
294.4
33.0
22.0
19.4
18.1
14.1
2001
2002
2003
2004
2005
Net sales
Operating income


**Net Income (Loss) and Net Income (Loss) per Share (Basic)**



Billions of yen
Yen
16
12
8
4
0
−4
40
30
20
10
0
−10
14.8
37.14
5.3
13.27
−2.4
−6.10
6.0
15.08
5.6
13.93
2001
2002
2003
2004
2005
Net income (loss) (left scale)
Net income (loss) per share (basic)


**Return on Shareholders' Equity (ROE) and Return on Assets (ROA)**



%
12
9
6
3
0
−3
11.6
4.0
5.0
1.5
−2.3
−0.8
6.3
5.7
1.9
1.7
2001
2002
2003
2004
2005
ROE
ROA

## A Message to Our Shareholders



*Takayuki Yamagishi*
Representative Director,
President and Chief Executive Officer

This is my first opportunity to address shareholders in an annual report. I am Takayuki Yamagishi, and I was appointed president and chief executive officer in June 2005. In addition to providing a brief analysis of Minebea's performance in fiscal 2005, ended March 31, 2005, my message will focus on my management policy and the progress of our efforts to improve results in three persistently unprofitable key businesses, namely HDD spindle motors, PC keyboards and the information motors business of joint venture Minebea–Matsushita Motor Corporation.

**Results of Operations**

In fiscal 2005, Minebea recorded consolidated net sales of ¥294.4 billion, an increase of 9.6%, or ¥25.8 billion, from fiscal 2004. Notwithstanding higher net sales, operating income declined 22.2%, or ¥4.0 billion, to ¥14.1 billion, and net income slipped 7.3%, or ¥438 million, to ¥5.6 billion.

Net sales gains reflected higher sales of bearings and bearing-related products and the addition of the sales of Matsushita Electric Industrial Co., Ltd. (MEI)'s motor business, owing to the establishment of Minebea–Matsushita Motor. The decline in operating income occurred despite an increase in operating income in the Machined Components segment—owing to firm demand for bearings and bearing-related products—and reflected a fall in production and a deterioration in profitability in the HDD spindle motors business, expenses resulting from the shift of PC keyboard production to China from Thailand and the restructuring of our information motors business, which prompted a sharp increase in the operating loss in the Electronic Devices and Components segment.

**Management Policy**

As president and chief executive officer of Minebea, I believe my principal responsibilities are to strengthen profitability and pull Minebea out of its current malaise, and to restore the Company to a position worthy of international respect. To these ends, we have set three priority tasks for the companies of the Minebea Group going forward:

**Take decisive actions to implement structural reforms**

- Reorganize manufacturing and sales divisions
- Build a cross-divisional manufacturing organization
- Strengthen cross-divisional functions

**Reinforce R&D**

- Strengthen ability to develop basic technologies
- Establish a structure that can integrate and reorganize technologies

**Manage the Company with a clear vision**

- Reinforce manufacturing technologies that give Minebea an advantage in the marketplace
- Build a lineup of products that responds to market needs by maximizing cutting-edge technologies

*Take decisive actions to implement structural reforms*

Our first step was to implement sweeping reforms to our management structure. Our revamped management structure, which went into effect July 1, 2005, is depicted in the chart on the following page.

Our previous management structure consisted of manufacturing and sales headquarters, which oversaw a number of subordinate divisions. Our new, integrated management structure, however, features dedicated manufacturing and sales units for each of 14 newly established, product-specific business units, to which they report. These business units in turn report directly to the president. This sleek, product-based structure is designed to make individual business units accountable for the performance of their respective businesses. The new structure also features Manufacturing, Engineering, Sales, Operations and Administration headquarters, which provide support for the business units as well as report to the president.



President and
Chief Executive Officer
Business Units
Product A Business Unit
Product B Business Unit
Product C Business Unit
Product D Business Unit
Product E Business Unit
14 product-specific business units
Headquarters
Manufacturing Headquarters
Engineering Headquarters
Sales Headquarters
Operations Headquarters
Administration Headquarters
Headquarters provide specific support functions for business units
Dedicated manufacturing and sales groups


Rather than direct supervision of the business units, the headquarters are charged with providing specific support functions, thereby assisting business units to effectively manage their respective businesses. One example of this concept in practice is the Master Engineers Team, established within the Manufacturing Headquarters. This team comprises veteran engineers with specific expertise in Minebea's specialized manufacturing technologies. These engineers make themselves available to business units that have need of their expertise, thereby assisting units to overcome challenging technological issues.

To use an obvious analogy, the vertical organization of the business units and the horizontal organization of the headquarters function like the warp and the weft of a piece of woven fabric. By ensuring a balanced warp–weft ratio, we will strive to clarify responsibility and authority and accelerate the making and implementation of decisions—two achievements we are confident will contribute to improved operating results.

### Reinforce R&D

Minebea faces five key challenges in reinforcing its R&D:

- Although we boast a top-class technological development infrastructure, there is room for improvement when it comes to bringing together and making the most effective use of technologies.
- In the years since our establishment, we have created a considerable competitive advantage by developing proprietary manufacturing technologies and expanding early into Southeast Asia. In recent years, however, we are facing increasingly serious challenges to this advantage.
- Recognizing that there is a limit to our ability, using only proprietary technologies, to develop products that meet increasingly diverse market needs, we must focus on integrating existing technologies, developing new technologies and amalgamating proprietary technologies with our proprietary technologies with technologies introduced from sources outside the Company.
- To respond to customer demands for ever-faster service, we must increase our roster of engineers.
- Minebea's core technologies are essential to every one of its products. These core technologies are supported by outstanding basic technologies. Accordingly, we must strengthen and increase both basic and core technologies.

None of these challenges is limited to a single business unit; responding effectively will demand a broad, Company-wide perspective. Accordingly, efforts will be spearheaded by the Engineering Headquarters. As I have already stated, this is the principal reason for establishing this and other headquarters as part of a horizontal support structure. The Engineering Headquarters will focus on a number of key measures. These include:

- creating a system for integrating technologies that are currently scattered throughout the Company
- establishing a team of engineers that function outside our new management structure and are charged with cross-unit development and design
- further advancing core technologies, notably ultra-precision machining technologies, which we consider our forte
- creating an internal organization that will enable us to amalgamate technologies and strengthen cooperation with outside organizations
- reinforcing our ability to identify and cultivate talented individuals, and to assign these individuals to the most appropriate positions
- improving our system for developing basic technologies.

Through the prompt implementation of these and other key measures, the Engineering Headquarters will strive to strengthen Minebea's technological capabilities, thereby accelerating the improvement of operating results.

Manage the Company with a clear vision

Our vision has always been for Minebea to be the world's leading manufacturer of high-precision components. To this end, we have set forth three strategies:

- Strengthen and expand our bearings and bearing-related products business
- Reinforce our rotary components business, which centers on HDD spindle motors, fan motors and other high-precision small motors, into the second pillar of our operations (the first being bearings and bearing-related products)
- Increase the weighting of high-value-added products in all product categories while at the same time broadening our product range to better serve a wider range of markets.

In the course of addressing the first two challenges—take decisive actions to implement structural reforms and reinforce R&D—we will review our objectives in terms of the kinds of products we should focus on, how we should manage our plants and how we should approach marketing. In doing so, we will further elaborate on our vision and these three strategies.

**Measures to Improve Profitability of Three Loss-Making Businesses**

The principal factor behind the deterioration of Minebea's operating results in the past year has been persistent, significant losses in our HDD spindle motor, PC keyboard and information motors (Minebea–Matsushita Motor) businesses. Improving the performances of these three businesses is obviously essential to improving the Company's performance. We have taken numerous steps to date and will redouble our efforts going forward by focusing on the following measures:

HDD spindle motors

- Set new cost benchmarks for products
- Step up cost-cutting efforts
- Production of components: Promote the deployment of proprietary ultraprecision machining throughout the company
- Assembly: Implement a thorough review of work processes with the aim of reducing personnel needed

PC keyboards

- Reinforce cost-cutting efforts (to be led by the Operations Headquarters' Procurement Team)
- Terminate production of PC keyboards in Thailand as soon as possible to eliminate duplication of costs
- Review order strategy for models containing a high percentage of high-priced materials

Minebea–Matsushita Motor

- Consolidate plants and integrate design standards to enhance efficiency
- Shift focus to quality, rather than volume

HDD spindle motors

In the past, we operated under the belief that volume would guarantee profit. Accordingly, our policy was to expand our market share by increasing orders. Going forward, however, we will shift away from increasing orders and focus instead on ensuring a production volume that ensures stable profitability.

Specifically, we will benchmark costs for profitable parts and apply our ultraprecision machining technologies to realize the same cost level for HDD spindle motors. HDD spindle motors will also be the first business to receive support from the Master Engineers Team.

In addition to cutting manufacturing costs, we will conduct a thorough review of workflows at the assembly stage, thereby enabling us to reduce our workforce.

PC keyboards

Materials procured from outside suppliers now make up a high percentage of the cost of Minebea's PC keyboards. Accordingly, it is crucial for us to lower costs for these materials as well as for parts produced in-house. To this end, we have established a Procurement Team within the Operations Headquarters. Like the Master Engineers Team in the Manufacturing Headquarters, the Procurement Team is composed of seasoned veterans. Having selected PC keyboards as the main business requiring its support, this team will focus on developing and implementing measures to lower the cost of procured materials.

Another issue has been a slight delay in completing the shift of our PC keyboard production to our plant in Shanghai from Thailand as the number of new models exceeded initial projections. We now expect to complete this shift by the end of the current calendar year.

Reviewing our order strategy for models containing a high percentage of materials procured from outside suppliers will focus on passing the high cost of plastic materials on to customers by reassessing product prices while at the same time actively soliciting orders that suit our cost structure.

Minebea–Matsushita Motor

With the aim of creating an efficient manufacturing system, we have implemented structural reforms centered on the consolidation of plants in Southeast Asia previously belonging to joint venture partner MEI. We expect to complete this effort in September 2005.

In addition to consolidating redundant plants, in the fan motor and stepping motor categories we will step up efforts to integrate design standards, thereby eliminating manufacturing and sales inefficiencies that have resulted from having both Minebea- and MEI-designed models in production.

Going forward, we will shift our focus to quality, rather than volume, for motors manufactured and sold by Minebea–Matsushita Motor. This parallels a similar shift in focus for motors manufactured and sold by Minebea.

**Strategies for Principal Product Categories**

Minebea has continuously built on its mainstay business—the manufacture and sales of high-precision ball bearings—to diversify and expand its operations. This has been facilitated by our ultraprecision machining and mass production technologies, which support our vertically integrated manufacturing system. As a consequence, in all our businesses—including those added to our portfolio over the past four decades through the application of core technologies—we have operated under the basic assumption that, regardless of the product, expanding manufacturing and sales volume leads to lower costs and thus to higher profits.

Unfortunately, this is not always the case. For some Minebea products, the nature of the product and/or the market means that small-lot manufacturing and sales are far more profitable.

With this in mind, we reviewed our entire product portfolio. As a result of this review, we have repositioned our products in three categories, as shown below.

**Strategies for Principal Product Categories**

| | | | |
|---|---|---|---|
| Previous | Increase volume | Increase volume and profit | Increase volume |
| | Ongoing | Ongoing | Change |
| Future | Develop new products and markets by reinforcing technological development capabilities | Establish production in locations that are the most appropriate from a marketing perspective | Emphasize profitability |
| | Rod-end and spherical bearings<br>Display peripheral components<br>Measuring components<br>Pivot assemblies | Ball bearings | Motors<br>PC keyboards<br>Speakers<br>Fasteners |

For motors, PC keyboards, speakers and fasteners, we will shift our emphasis to profitability and away from increasing volume. We will set production limits and endeavor to create a manufacturing system that ensures stable profitability and will eventually allow the expansion of profit.

For rod-end and spherical bearings (and other bearings used in aircraft applications), display peripheral components (backlights, inverters and others), measuring components and pivot assemblies, efforts to achieve business expansion will continue to focus on increasing volume. We will not limit our efforts to increasing numbers, however, but will also work to strengthen existing technologies, launch newly developed products and introduce existing products into new markets.

In our core ultrahigh-precision ball bearings business, we have already shown that the manufacturing technologies and know-how we have accumulated over more than a half-century are more than sufficient to ensure profitability. Accordingly, we will continue to focus on enhancing profit by increasing volume.

As the new representative director, president and chief executive officer, I pledge to lead the management and employees of Minebea and the many other companies of the Minebea Group in maximizing their capabilities to revitalize Minebea, improve operating results and expand operations. In these and other efforts, I look forward to the continued support of our shareholders.



July 1, 2005

T. Yamagishi

Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer

## Minebea's R&D and Intellectual Property Strategies

## Core Technologies and Businesses

Minebea was established in 1951 as a specialized manufacturer of precision ball bearings for use in aircraft instruments. At that time, the market for ball bearings was still limited. In the following decades, however, the market expanded, spurred by the trend toward increasingly compact, high-performance video cassette recorders (VCRs) and other household electrical appliances, office automation (OA) equipment and PCs with high-precision ball bearings, and by our efforts to respond to emerging needs. The precision machining and other product development and manufacturing technologies accumulated over the past four decades are the core technologies of the Minebea Group today.

Since the 1960s, we have sought growth by establishing operations overseas and pursuing an aggressive expansion strategy, including several key merger and acquisition (M&A) transactions. This has enabled us to amass additional core technologies, particularly in the motor and electronics fields, and build a diverse business portfolio that, in addition to ball bearings, includes precision small motors and electronic devices and components.

Minebea was one of the first Japanese companies to establish a manufacturing presence in Southeast Asia. In the process of setting up operations in the region, we perfected a unique, vertically integrated manufacturing system that gives Minebea a sharp competitive edge in terms of quality and cost. We achieved this by cultivating technologies needed to facilitate the in-house production of parts; the management of all production processes, from the production of parts through to assembly and testing; and the engineering, manufacture and maintenance of manufacturing equipment, jigs and tools. Today, this system continues to sustain our renowned manufacturing capabilities.

**Core Technologies**


Manufacturing equipment engineering and production
Coating and heat treatment technology
Die, jig and mold engineering and production technology
Quality control technology
Manufacturing
Vertically integrated manufacturing system
Global horizontally integrated manufacturing control system
Ultraprecision machining technologies
Basic materials R&D
Clean technology
Tribology
Product Development
Technologies for applications in aircraft and extreme environments
Motor drive circuit design technology
Optical engineering analysis and measuring technology
Light power source circuit design technology
Sensor technology

## Structural Support for R&D

One feature of our new management structure, which went into effect July 1, 2005, is the creation of the Engineering Headquarters. One of five headquarters, the Engineering Headquarters is charged with formulating R&D and intellectual property strategies for the entire Company and support for individual business units. The Engineering Headquarters is also positioned to provide cross-divisional support for individual business units. As stated in our new management policy, we have identified reinforcing R&D as a priority task, recognizing the crucial role it will play in future business expansion. A key goal of this new management structure is to strengthen our framework for developing basic technologies, an increasingly important consideration in this era of rapid technological advancement. By creating a system for redeveloping and redeploying human resources, we will also seek to link various technologies together organically, enabling us to develop innovative products that anticipate future market demand. Such efforts will further reinforce our aforementioned core technologies.

The Engineering Headquarters encompasses the following divisions: Group Environment Management; Engineering Support; PMDM; Electronics; Opto Device; and Tribology, Clean Technology Development, and is responsible for overall engineering support and basic technology development. The new management structure is designed to broaden interaction between the divisions and the R&D teams affiliated with individual business units, thereby facilitating dynamic, forward-looking R&D efforts in all businesses. (A chart showing the position of the Engineering Headquarters in the new management structure is shown on page 5.)

**Engineering Headquarters and Technology Development Divisions Affiliated with Business Units**


Product development
Coordination and support for medium- to long-term basic technology development
Technological Development Divisions Affiliated with Business Units
Engineering Headquarters
Ball and roller bearings
Rod-end and spherical bearings
Pivot assemblies
Special machined components
Fasteners
HDD spindle motors
Information motors
Precision motors
Other sensors
PC keyboards
Optical devices (backlights, inverters)
Peripheral components
Speakers
Measuring components
Group Environment Management Division
Environmental management for Group facilities worldwide
Engineering Support Division
Engineering support for the Group, support for parent management and intellectual property offices at R&D bases
Support Department
Intellectual Property Department
PMDM Division
R&D base in Germany; development of HDD spindle motors, industrial motors and automotive motors
Electronics Division
Development of circuitry for inverters and backlights
Opto Device Division
Development of basic optical technologies and products; production and evaluation of backlight prototypes
Tribology, Clean Technology Development Division
Tribology-related research and materials development at global R&D centers; analysis of environmental soundness of operations

### R&D Costs

R&D costs in fiscal 2005 amounted to ¥10.0 billion. Of this total, 26% was allocated to R&D in the area of machined components, 71% to R&D for electronic devices and components and 3% to basic technological R&D. The heavy weighting in favor of electronic devices and components reflects the tremendous range of technologies required in this area.

**Net Sales (Fiscal 2005)**
**Total: ¥294.4 billion**


Electronic Devices and Components 61%
Machined Components 39%

**R&D Costs (Fiscal 2005)**
**Total: ¥10.0 billion**


Basic R&D 3%
Machined Components 26%
Electronic Devices and Components 71%



### Intellectual Property Policy

Protecting intellectual property rights is a crucial aspect of the activities of any company. In 2003, Minebea established the Intellectual Property Department to coordinate patent applications on a Companywide basis. Since then, we have stepped up efforts to file for and obtain patent protection. We actively seek patents for technological achievements eligible for the exclusive rights guaranteed by patent protection. We do not, however, assert such rights by disclosing achievements in the public domain. In particular, we view manufacturing and production-related technological achievements as knowledge that must be kept in-house.


Integrated global management of patents
Management of in-house know-how
Evaluation of patented intellectual property
Manufacturing technology
In areas where we have extensive know-how, our policy is to be selective in filing for patents.
Basic technology
For sensor-related, motor-related, optical and lamp power source-related technologies, we actively seek patent protection.

By centralizing the administration of intellectual property to ensure the efficient management of corporate assets and setting forth a clear intellectual property strategy, we are striving to build a patent portfolio that maximizes our patents and rights. Patents and other rights are the most important index of the value of a company's intellectual property. We are currently enhancing our system of evaluating intellectual property to emphasize quality rather than quantity, with the aim of more accurately assessing the efficiency of our intellectual property management activities.

Regarding remuneration for employee inventions, we have prepared new internal regulations that comply with the revised Article 35 of Japan's Patent Law, which assigns greater legal weight to agreements between employers and employees in determining such remuneration. In preparing these regulations, our priorities were to establish procedures that placed due emphasis on such agreements and to increase motivation for engineers and product development staff.

### Going Forward

The ultimate objective of R&D is to develop new products that will generate future profits. Currently, we are striving to reinforce our technological development capabilities to facilitate the development of new products and entry into new markets. These efforts focus on four key business areas: rod-end and spherical bearings, display peripheral components, measuring components and pivot assemblies.

#### Example: Pivot Assemblies

Pivot assemblies are fitted into the base of actuators to position HDD magnetic heads. Accordingly, outstanding precision and torque specifications are essential. With demand expected to rise sharply for pivot assemblies for use in mobile digital devices, user requirements are expanding to include smaller sizes and greater durability. Combining our proprietary ultraprecision machining and other technologies, we have succeeded in commencing mass production of such pivot assemblies ahead of our competitors.



Pivot assembly for use in HDDs with a 0.85-inch diameter

Example: Display peripheral components

Minebea's increasingly broad range of display peripheral components includes backlights illuminated by white LEDs and inverters illuminated by cold cathode fluorescent lamps (CCFLs). Our backlights, which are used in small and medium-sized LEDs and deliver outstanding luminance and low power consumption, are a reflection of our optical engineering technologies, as well as our circuit design and ultraprecision machining technologies. Backlights are one area in which we are actively pursuing patent protection, and we have thus filed numerous applications in recent years.

In autumn 2005, we will begin mass production of a new high-luminance, high-efficiency LED backlight, which we are confident will reinforce our reputation as a leading manufacturer of high-precision backlights. Our new medium-sized LED backlight, introduced in 2004, targets the market for car navigation system displays, which is expected to begin using LEDs, rather than CCFLs, as their light source. We are proceeding with a view to manufacturers adopting these backlights for 2007-model cars. In the LCDs that use CCFLs, we are introducing next-generation inverters and expanding the scope of our inverter business.

**Business Development Roadmap**

| | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|---|
| Small LEDs | Expand LED backlight business | | Introduce high-intensity LED product; mass production begins in fall | | | |
| Medium-sized LEDs | | | Commence sales of medium-sized LED backlights | Launch medium-sized LED backlights for car navigation systems | Begin mass production of LED backlights for car navigation systems | |
| Large LEDs | | Begin mass production and shipment of CCFL backlight inverters for TVs | | Launch new product with next-generation circuit technology | | |

**Display Market**


High
Luminance
Low
LED backlights
Expansion of LED lighting market
LCD TVs
Monitors
Notebook PCs
Car navigation systems
CCFL backlight inverters
PDAs
Cellular telephones
Digital cameras
1-inch
2-inch
5-inch
7-inch
23-inch
32-inch
40-inch
Small
Size
Large

## Corporate Governance

"For whom does the company exist?" In response to this question, we have set out a clear basic management policy which holds that customers, shareholders, government and local communities, and employees are all our stakeholders, and champions the concepts of "a company that the employees can be proud of," "a company that is trusted by customers," "delivering on stockholders' expectations," "a company that is welcomed by the community" and "contributing to international society." As part of this basic concept, and in response to the need for highly strategic business judgments and timely action, we have changed the 25 member Board of Directors to a 10 member system as of June 27, 2003, to facilitate prompt and strategic decision making. At the same time, by introducing an executive officer system, we have delegated significant authority from the Board of Directors to executive officers, clearly divide the role of management/supervision functions from operational functions, heighten the organization's agility and enhance its ability to respond promptly and effectively to market needs. Furthermore, we have introduced a bonus system for directors and officers that works in conjunction with consolidated business performance, and clarified our performance-linked compensation system. In specific terms, important items are currently decided upon at a meeting comprised of 8 senior executive officers to facilitate swift decision making. Executive officers will bear responsibility and powers regarding business operations. Moreover, as part of our efforts to strengthen corporate governance, we have included 2 external Board members in the 10-strong Board of Directors.

The Board of Auditors is comprised of four members, of which two are external auditors. In addition to holding the Board of Auditors' meetings and attending Board of Directors' meetings, the auditors work in conjunction with the internal audit department to audit domestic offices, subsidiaries, and overseas subsidiaries, as well as audit the activities of directors.

Furthermore, the Company has always been conscious of working towards "more transparent management," both in and outside the Company. We will continue to disclose appropriate information at the appropriate time to provide our stockholders and investors with information for investment value decisions, and continue our efforts to heighten management transparency.

## Five Basic Management Principles

Ensure that Minebea is a company for which we are proud to work

Reinforce our customers' confidence in us

Respond to our shareholders' expectations

Ensure Minebea is welcome in local communities

Contribute to a global society



### Minebea's Management Structure


General Meeting of Shareholders
Management Audit Function
(Selection)
(Selection)
Audit Function
Board of Directors
10 members
(of which 2 are external board members)
(Internal Board members also act as executive officers)
Audit
Board of Auditors
4 members
(of which 2 are external auditors)
Business Operation Function
Senior Executive Officer Council
President and Chief Executive Officer
Internal Auditing Office
Executive Officers
25
Business Operation
Business Unit/Headquarters
14 Business Units
5 Headquarters
Audit

## Protecting the Environment

Acutely aware of the significant burden placed on the environment by the activities of industrial concerns, we have always approached environmental protection as a key management objective. We continue to implement a variety of measures aimed at minimizing the negative impact of our operations on the environment.



For more information on the Minebea Group's environmental activities, please refer to the *Minebea Group Environmental Report 2004*, which can be accessed at:

http://www.minebea.co.jp/english/environment/

**Environmental Protection Activities**
Thanks to efforts aimed at phasing out the use of specified chlorofluorocarbons (CFCs) and ethane as cleaning agents, in April 1993 Minebea became the first bearing manufacturer in the world to completely eliminate specified CFCs and ethane from all production processes.

These and other efforts to contribute to ozone protection have been recognized three times to date with the U.S. Environmental Protection Agency (EPA)'s Stratospheric Ozone Protection Award.

**Environmental Management System**
Minebea continues to implement a proactive environmental protection program at all of its production bases worldwide.

**Green Procurement**
In June 2004, we set forth management guidelines for our Green Procurement Program, which aims to ensure the purchase of raw materials and parts from ecologically sound suppliers, thereby reducing the negative impact of our operations on the environment.

**Environmentally Sound Products**
Minebea products are used in a broad range of applications in homes and offices, as well as in aerospace and automotive applications. To enhance the environmental soundness of our products, we continue to take steps to reduce or eliminate the use of lead and other hazardous chemical substances in products, as well as to promote the development of energy-efficient products that contribute to the prevention of global warming, products that are compatible with the so-called "3R" ("reduce, reuse and recycle") criteria and the use of environment-friendly packaging.

| | | |
|---|---|---|
| 1991 | 7 | Minebea organizes the Anti-CFC Committee with the aim of phasing out the use of specified CFCs and ethane as cleaning agents. |
| 1993 | 4 | Minebea becomes the first bearing manufacturer in the world to completely eliminate specified CFCs and ethane from all production processes. (Note: Minebea installed its water-based washing system at all of its plants, at a total cost of ¥5.0 billion, enabling it to terminate use of approximately 145 tons of specified CFCs and 325 tons of ethane monthly worldwide.) |
| | | The Anti-CFC Committee is replaced by the Environmental Protection Committee. |
| | 7 | Minebea displays its water-based washing technology at the Ozone Layer Protection Seminar, sponsored by Japan's Ministry of International Trade and Industry (the present Ministry of Economy, Trade and Industry). |
| | 8 | Minebea formulates its own "Charter for Environmental Protection." |
| | 10 | Minebea's Thai subsidiaries and the parent company receive the U.S. EPA's Stratospheric Ozone Protection Award. |
| 1995 | 10 | Goro Ogino, then president of Minebea, receives the U.S. EPA's Stratospheric Ozone Protection Award for individuals. |



Stratospheric Ozone Protection Award

| | | |
|---|---|---|
| 1996 | 4 | Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. establishes the Shanghai–Minebea Lake Dianshan-hu Environmental Protection Fund, aimed at protecting the quality of the water in Lake Dianshan-hu and the lake's surrounding environment, becoming the first foreign-capitalized company in Shanghai to establish an environmental protection fund. (As of July 2005, the fund was Rmb 11.0 million, approximately US$1.3 million.) |
| | 7 | Minebea finalizes plans to obtain ISO 14001 certification, the ISO's standard for environmental management systems, at all its plants and begins construction of an environmental management system. |
| 1997 | 4 | The Karuizawa Manufacturing Unit—the principal parent plant—and the Lincoln Plant of U.K. subsidiary Rose Bearings Ltd. (the present NMB-Minebea UK Ltd.) become the first bearing production facilities to obtain ISO 14001 certification. |
| | 9 | The Minebea Group is selected as winner of the U.S. EPA's Best-of-the-Best Stratospheric Ozone Protection Award. |
| | 10 | All of Minebea's plants in Thailand obtain ISO 14001 certification simultaneously. |
| | 12 | Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.'s two plants obtain ISO 14001 certification. |
| 1998 | 1 | All of Minebea's plants in Singapore obtain ISO 14001 certification. |
| | 2 | German subsidiary Precision Motors Deutsche Minebea GmbH (PMDM) obtains ISO 14001 certification. |
| | 6 | Goro Ogino, then president of Minebea, receives the City of Shanghai's Shanghai Environmental Protection Award, in recognition of his contributions to environmental preservation in the city. |
| | | Japanese subsidiary NMB Electro Precision, Inc., obtains ISO 14001 certification. |
| | 8 | The Hamamatsu Manufacturing Unit, the parent plant for electronic components, obtains ISO 14001 certification. |
| | 10 | The Fujisawa Manufacturing Unit and Omori Manufacturing Unit obtain ISO 14001 certification. |
| 1999 | 2 | The Skegness Plant of Rose Bearings Ltd. (the present NMB-Minebea UK Ltd.) obtains ISO 14001 certification. |
| | 6 | U.S. subsidiary New Hampshire Ball Bearings, Inc.'s Peterborough Plant obtains ISO 14001 certification. |
| | 11 | The Inchinnan Keyboard Printing Plant of Rose Bearings Ltd. (the present NMB-Minebea UK Ltd.) obtains ISO 14001 certification. |
| 2001 | 7 | U.S. subsidiary Hansen Corporation obtains ISO 14001 certification. |
| | 11 | U.S. subsidiary New Hampshire Ball Bearings, Inc.'s Chatsworth Plant obtains ISO 14001 certification. |
| 2002 | 8 | U.S. subsidiary New Hampshire Ball Bearings, Inc.'s Laconia Plant obtains ISO 14001 certification. |
| 2003 | 8 | Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.'s Xicen Factory is one of 77 companies selected under China's Top 100 Projects of National Environmental Protection Program, ranking fourth overall and first among the Japanese companies chosen. |

## Contributing to Society

### Takahashi Foundation

The Takahashi Foundation, named in memory of Takami Takahashi, founder of the Minebea Group, was established in 1992 in celebration of the 10th anniversary of the Minebea Group's operations in Thailand. The Foundation began with a fund of 20 million baht (approximately US$500 thousand), contributed by Minebea Group companies in Thailand. In 2002, the fund was increased to 60 million baht (approximately US$1.4 million), to commemorate the Minebea Group's 20th anniversary in Thailand.

The Takahashi Foundation offers support to impoverished students studying science and technology-related subjects. Since 1993, scholarships have been awarded to more than 500 students in educational institutions nationwide. The Foundation also contributes to students at the primary school level by initiating a lunch fund project to ensure the good physical and mental health of needy students.

In addition to supporting the Takahashi Foundation, Minebea Group companies in Thailand have set up a scholarship program for local students in Lop Buri and Ayutthaya provinces, both home to major Minebea Group plants.

### Local Industrial Support Program

In line with the Thai government's policy of industrial localization, local manufacturing subsidiary Minebea Thai Ltd. supports the BOI Unit for Industrial Linkage Development (BUILD) program by contracting local subcontractors to supply it with parts and components.

### Amateur Baseball Association of Thailand

In January 1992, Minebea Group companies in Thailand, in cooperation with the Baseball Federation of Asia and the International Baseball Association, played a major role in establishing the Amateur Baseball Association of Thailand with the objective of introducing and promoting baseball in Thailand.





Takahashi Foundation students on a Minebea plant tour

### Shanghai–Minebea Lake Dianshan-hu Environmental Protection Fund

In April 1996, Minebea Electronics & Hi-Tech Components (Shanghai) established the Shanghai–Minebea Lake Dianshan-hu Environmental Protection Fund with the aim of helping preserve the quality of the water in Lake Dianshan-hu and the environment of the surrounding area. The fund is the first of its kind to be set up by a foreign firm in China.

In May 2001, Minebea Electronics & Hi-Tech Components (Shanghai) increased the Shanghai–Minebea Lake Dianshan-hu Environmental Protection Fund to Rmb11.0 million (approximately US$1.3 million), from Rmb7.5 million (approximately US$900 thousand). This was done in commemoration of the July 2001 50th anniversary of Minebea's founding. Accrued interest from the fund is used to finance a variety of activities. To date, the fund has assisted efforts to plant cherry tree saplings along nearby Highway No. 318, build green belts in adjacent areas and install chemical toilets in local residences. In May 2001, the fund also donated saplings to the Shanghai Sapling Center. The saplings will later be supplied to the city of Shanghai to be used in greening programs in the city.

### Fire Engine Donation

To commemorate the 10th anniversary of the establishment of Minebea Electronics & Hi-Tech Components (Shanghai), in May 2004 Minebea donated two fire engines to the Qingpu district, Shanghai, where the company is situated. This move was made with the intention of assisting local authorities' efforts to prevent fires and ensure the safety of local residents.

### Aid to Victims of Indian Ocean Earthquake and Tsunami

Minebea sent aid to the victims of the December 26, 2004, earthquake off the north coast of Sumatra, Indonesia, and the subsequent tsunamis, which caused many deaths and vast destruction throughout the Indian Ocean region, comprising a cash contribution of ¥5.0 million to the Japanese Red Cross Society for victims throughout the region and a cash contribution of approximately 5.5 million baht (approximately ¥1.4 million)* to Thailand, home to the Minebea Group's largest production base.

*This contribution was composed entirely of donations from Minebea Group employees in Thailand.

### Donation to 2005 Special Olympics World Winter Games in Nagano, Japan

Minebea donated ¥5.0 million to the 2005 Special Olympics World Winter Games, which were held in Nagano, Japan, from February 26 through March 5, 2005. The Special Olympics aims to promote independence and participation in society for individuals with intellectual disabilities, as well as to enhance international exchange. Minebea's decision to make this donation reflects two factors: (a) its registered headquarters is in Nagano Prefecture, and (b) its core values include ensuring Minebea is welcome in local communities and contributing to global society.



Baseball games during the XIII Asian Games in Bangkok (ASIAD)



2005年スペシャルオリンピックス冬季世界大会
2005 SPECIAL OLYMPICS WORLD WINTER GAMES

感謝状

ミネベア株式会社 様

貴社におかれましては
2005年スペシャルオリンピックス冬季世界大会の
成功に多大なご支援とご協力をいただきました
ここに深く感謝の意を表します

平成17年3月

2005年スペシャルオリンピックス冬季世界大会・長野
理事長 安川英昭

Letter of acknowledgement from the organizers of the 2005 Special Olympics World Winter Games


Minebea

Representatives of Minebea Group companies in Thailand present a check to Thaksin Shinawatra, Prime Minister of Thailand. From left to right: Vutichai Udomkarnjananan, director, NMB Thai Ltd.; Masayoshi Yamanaka, in charge of Asian Region Operations for the Minebea Group; and Prime Minister Thaksin Shinawatra

# Financial Section

## Contents


Eleven-Year Summary 16
Management's Discussion and Analysis of Results of Operations and Financial Condition 18
Outline 18
Segment Information 19
Financial Review 20
Results of Operations 20
Financial Condition 24
Financial Position 26
Segment Results 28
Performance by Business Segment 28
Performance by Geographic Segment 32
Outlook for Fiscal 2006 and Risk Management 33
Consolidated Balance Sheets 34
Consolidated Statements of Income 36
Consolidated Statements of Shareholders' Equity 37
Consolidated Statements of Cash Flows 38
Notes to Consolidated Financial Statements 39
Report of Independent Certified Public Accountants 50

| | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|
| **Statement of Income Data:** | | | | |
| Net sales: | ¥294,422 | ¥268,574 | ¥272,202 | ¥279,344 |
| Machined components | 116,105 | 111,693 | 118,118 | 122,025 |
| Percentage of net sales | 39% | 42% | 43% | 44% |
| Electronic devices and components | 178,317 | 156,881 | 154,084 | 156,303 |
| Percentage of net sales | 61% | 58% | 57% | 56% |
| Consumer business and others | — | — | — | 1,016 |
| Percentage of net sales | — | — | — | 0% |
| Gross profit | ¥ 62,403 | ¥ 65,313 | ¥ 68,702 | ¥ 73,283 |
| Percentage of net sales | 21.2% | 24.3% | 25.2% | 26.2% |
| Operating income | 14,083 | 18,104 | 19,352 | 21,972 |
| Percentage of net sales | 4.8% | 6.7% | 7.1% | 7.9% |
| Net income (loss) | 5,581 | 6,019 | (2,434) | 5,298 |
| Percentage of net sales | 1.9% | 2.2% | (0.9)% | 1.9% |
| **Balance Sheet Data:** | | | | |
| Total assets | ¥332,217 | ¥314,915 | ¥320,069 | ¥350,037 |
| Total current assets | 147,295 | 138,953 | 127,447 | 131,548 |
| Total current liabilities | 141,449 | 167,626 | 134,459 | 156,908 |
| Short-term loans payable and current portion of long-term debt | 87,112 | 119,643 | 81,262 | 103,461 |
| Long-term debt | 85,341 | 51,842 | 85,862 | 79,212 |
| Working capital | 5,846 | (28,673) | (7,012) | (25,360) |
| Total shareholders' equity | 102,088 | 93,866 | 98,213 | 112,732 |
| Percentage of total assets | 30.7% | 29.8% | 30.7% | 32.2% |
| **Per Share Data:** | | | | |
| Net income (loss): | | | | |
| Basic | ¥ 13.93 | ¥ 15.08 | ¥ (6.10) | ¥ 13.27 |
| Diluted | 13.27 | 14.51 | (4.85) | 12.60 |
| Shareholders' equity | 255.82 | 235.21 | 246.08 | 282.42 |
| Cash dividends | 7.00 | 7.00 | 7.00 | 7.00 |
| Number of shares outstanding | 399,167,695 | 399,167,695 | 399,167,695 | 399,167,695 |
| **Other Data:** | | | | |
| Return on shareholders' equity | 5.7% | 6.3% | (2.3)% | 5.0% |
| Return on total assets | 1.7% | 1.9% | (0.8)% | 1.5% |
| Interest expense | ¥ 3,361 | ¥ 3,213 | ¥ 4,765 | ¥ 5,673 |
| Net cash provided by operating activities | 27,586 | 21,714 | 32,279 | 34,017 |
| Net cash used in investing activities | (23,789) | (14,932) | (16,233) | (23,346) |
| Free cash flow | 3,797 | 6,782 | 16,046 | 9,671 |
| Purchase of tangible fixed assets | 23,060 | 18,825 | 16,382 | 26,245 |
| Depreciation and amortization | 23,545 | 22,728 | 24,015 | 25,577 |
| Number of employees | 48,473 | 43,839 | 43,002 | 43,729 |



Notes: 1. Effective fiscal 2005, Minebea calculates free cash flow by subtracting net cash used in investing activities from net cash provided by operating activities. Figures for previous fiscal years have been restated using this calculation.

2. In fiscal 2003, owing to significant declines in the prices of stocks listed on major markets, resulting in the impairment of shares in financial institutions, losses on devaluation of investment securities totaled ¥4,945 million. In line with projected losses resulting from its withdrawal from switching power supplies and related businesses, the Company posted losses on liquidation of switching power supplies and related businesses of ¥3,144 million. The Company also registered ¥1,206 million in environment-related expenses incurred by U.S. subsidiaries.

3. In fiscal 2001, to concentrate resources in its best areas and improve financial strength, the Company transferred its shares in subsidiary Actus Corporation, posting an extraordinary gain of ¥5,215 million in gains on sales of investment securities in affiliates. The Company also showed an extraordinary loss of ¥2,762 million, in line with the projected loss on the withdrawal from the wheel business.

| | | | | | | | Millions of yen | Thousands of U.S. dollars (Note 8) |
|---|---|---|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 2005 |
| | ¥287,045 | ¥284,757 | ¥305,324 | ¥326,094 | ¥302,886 | ¥260,537 | ¥239,133 | **$2,741,620** |
| | 124,461 | 127,734 | 136,807 | 142,007 | 136,147 | 122,540 | 113,795 | **1,081,156** |
| | 43% | 45% | 45% | 43% | 45% | 47% | 48% | |
| | 151,910 | 146,133 | 157,603 | 180,875 | 165,118 | 136,519 | 115,216 | **1,660,464** |
| | 53% | 51% | 52% | 56% | 54% | 52% | 48% | |
| | 10,674 | 10,890 | 10,914 | 3,212 | 1,621 | 1,478 | 10,122 | **—** |
| | 4% | 4% | 3% | 1% | 1% | 1% | 4% | |
| | ¥ 84,117 | ¥ 81,534 | ¥ 90,161 | ¥107,086 | ¥ 86,487 | ¥ 75,152 | ¥ 63,866 | **$ 581,089** |
| | 29.3% | 28.6% | 29.5% | 32.8% | 28.6% | 28.8% | 26.7% | |
| | 32,977 | 31,069 | 38,546 | 58,811 | 41,901 | 34,788 | 27,283 | **131,141** |
| | 11.5% | 10.9% | 12.6% | 18.0% | 13.8% | 13.4% | 11.4% | |
| | 14,826 | (2,677) | 11,507 | 15,144 | 8,862 | 7,354 | 2,570 | **51,972** |
| | 5.2% | (0.9)% | 3.7% | 4.6% | 2.9% | 2.8% | 1.1% | |
| | ¥346,965 | ¥403,994 | ¥473,360 | ¥492,210 | ¥563,220 | ¥556,787 | ¥529,959 | **$3,093,558** |
| | 137,106 | 153,658 | 219,826 | 213,194 | 264,368 | 291,143 | 287,762 | **1,371,597** |
| | 127,290 | 124,085 | 197,071 | 246,114 | 322,966 | 336,106 | 308,740 | **1,317,159** |
| | 66,531 | 68,022 | 142,828 | 178,228 | 254,243 | 251,983 | 249,712 | **811,171** |
| | 118,629 | 124,690 | 128,223 | 96,882 | 109,365 | 97,129 | 99,208 | **794,680** |
| | 9,816 | 29,573 | 22,755 | (32,920) | (58,598) | (44,963) | (20,978) | **54,438** |
| | 100,574 | 154,357 | 145,705 | 141,843 | 123,831 | 116,753 | 113,276 | **950,633** |
| | 29.0% | 38.2% | 30.8% | 28.8% | 22.0% | 21.0% | 21.4% | |
| | | | | | | | Yen | U.S. dollars (Note 8) |
| | ¥ 37.14 | ¥ (6.72) | ¥ 28.94 | ¥ 38.42 | ¥ 22.76 | ¥ 18.91 | ¥ 6.61 | **$0.13** |
| | 34.10 | (5.39) | 26.32 | 34.85 | 21.03 | 18.68 | 6.61 | **0.12** |
| | 251.96 | 386.71 | 366.29 | 357.77 | 317.46 | 300.22 | 291.33 | **2.38** |
| | 7.00 | 7.00 | 7.00 | 7.00 | 7.00 | 7.00 | 6.00 | **0.07** |
| | 399,167,695 | 399,150,527 | 397,787,828 | 396,470,473 | 390,076,018 | 388,892,609 | 388,824,616 | |
| | | | | | | | Millions of yen | Thousands of U.S. dollars (Note 8) |
| | 11.6% | (1.8)% | 8.0% | 11.4% | 7.4% | 6.4% | 2.3% | |
| | 4.0% | (0.6)% | 2.4% | 2.9% | 1.6% | 1.4% | 0.4% | |
| | ¥ 7,553 | ¥ 7,897 | ¥12,231 | ¥16,593 | ¥19,109 | ¥17,525 | ¥17,903 | **$ 31,300** |
| | 38,332 | 60,289 | 60,740 | 83,878 | 29,546 | 26,230 | 52,951 | **256,884** |
| | (33,099) | (13,298) | (17,254) | (33,745) | (31,866) | (23,636) | 84,696 | **(221,526)** |
| | 5,233 | 46,991 | 43,486 | 50,133 | 2,320 | 2,594 | 137,647 | **35,358** |
| | 39,877 | 19,504 | 20,563 | 23,688 | 50,931 | 37,434 | 22,895 | **214,732** |
| | 23,682 | 25,026 | 28,034 | 29,616 | 29,277 | 22,319 | 18,634 | **219,258** |
| | 45,193 | 42,399 | 40,482 | 38,733 | 37,096 | 35,978 | 29,790 | |

4. In fiscal 2000, to concentrate resources in its best areas and improve financial strength, the Company made decisions with regard to the transferral of its shares, etc., in Minebea Credit Co., Ltd., a wholly owned subsidiary; the liquidation of different affiliated companies; and other matters. As a result, the Company showed ¥25,782 million in extraordinary losses as losses on liquidation of subsidiaries and affiliates. The Company also applied tax effect accounting overall, which resulted in ¥6,276 million in deferred income taxes (benefit).
5. In fiscal 2000, the Company reclassified its operations into three business segments and revised figures in prior years.
6. Owing to a change in accounting standards, cash flows are shown in a new format in and after fiscal 2000.
7. In fiscal 1995, the Company divested its consumer financing business and sold shares in its consumer financing subsidiary. This sale generated proceeds of ¥109,368 million, which were applied to the repayment of short-term loans payable and long-term debt. As a consequence, finance receivables and liabilities declined.
8. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107.39=US$1, the approximate rate of exchange on March 31, 2005.

# Management's Discussion and Analysis of Results of Operations and Financial Condition

## Outline of Operations

Minebea's operations are divided into two business segments: Machined Components and Electronic Devices and Components. The Machined Components segment, which focuses on miniature and small-sized ball bearings, accounted for 39% of consolidated net sales in fiscal 2005. The Electronic Devices and Components segment, which encompasses HDD spindle motors, fan motors and other precision small motors, as well as other electronic devices and components, notably PC keyboards and LED backlight assemblies for small LCDs, represented 61% of consolidated net sales in fiscal 2005.

Our product development activities are centered in Japan, with additional R&D bases in Thailand, Germany and the United States, while our manufacturing network encompasses principal bases in Thailand and China, as well as smaller bases in Japan, Singapore, the United States and the United Kingdom. Our manufacturing base in Thailand accounted for 47% of total consolidated production in fiscal 2005, while combined production at all of our bases in Asia (excluding Japan) represented 80% of total production. Production outside of Japan accounted for 90% of total production.

We supply products to a number of key markets. Notable among these are the PC and peripheral equipment, OA and telecommunications equipment, household electrical appliances, automotive and aerospace markets, which accounted for 38%, 16%, 10%, 10% and 9%, respectively, of fiscal 2005 consolidated net sales. Reflecting the increasing shift by our customers in Japan, Europe and North and South America to production in China and other parts of Asia, sales to Asia (excluding Japan) represented 48% of consolidated net sales. Our second-largest geographic market is Japan, which currently accounts for 27% of consolidated net sales. Remaining sales are to the United States and Europe. (For more detailed information on our operations and products, please refer to the section beginning on page 53.)



## Principal Strategy

The principle task facing us at present is to accelerate efforts to improve profitability. Accordingly, we have set three priority tasks:

- take decisive actions to implement structural reforms
- reinforce R&D
- manage the Company with a clear vision.

To these ends, we introduced a new management structure based on product-specific business units and five headquarters responsible for, respectively, manufacturing, sales, engineering, operations and administration. Under this new structure, manufacturing and sales groups are assigned and report directly to each business unit, while the establishment of headquarters charged with providing support for business units ensures the organization runs smoothly and effectively. This new structure was officially adopted on July 1, 2005. Going forward, we will reorganize our R&D structure to facilitate efficient, forward-looking R&D. Through these efforts, we will reinforce our competitive edge, improve our operating results and expand our businesses.

## Segment Information

| *Years ended March 31* | **2005** | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| | | | | | *Millions of yen* |
| Net Sales to External Customers by Business Segment | | | | | |
| Machined components | **¥ 116,105** | ¥ 111,693 | ¥118,118 | ¥ 122,025 | ¥ 124,461 |
| Electronic devices and components | **178,317** | 156,881 | 154,084 | 156,303 | 151,910 |
| Consumer business and others | **—** | — | — | 1,016 | 10,674 |
| Total | **¥ 294,422** | ¥ 268,574 | ¥272,202 | ¥ 279,344 | ¥ 287,045 |
| Operating Income (Loss) by Business Segment | | | | | |
| Machined components | **¥ 21,572** | ¥ 19,505 | ¥ 18,520 | ¥ 22,135 | ¥ 23,906 |
| Electronic devices and components | **(7,489)** | (1,401) | 832 | (163) | 8,259 |
| Consumer business and others | **—** | — | — | (0) | 812 |
| Total | **¥ 14,083** | ¥ 18,104 | ¥ 19,352 | ¥ 21,972 | ¥ 32,977 |
| Assets by Business Segment | | | | | |
| Machined components | **¥ 194,180** | ¥ 189,741 | ¥191,793 | ¥ 205,920 | ¥ 200,457 |
| Electronic devices and components | **214,142** | 196,918 | 204,489 | 231,806 | 255,789 |
| Consumer business and others | **—** | — | — | 745 | 3,711 |
| Eliminations | **(76,105)** | (71,744) | (76,213) | (88,434) | (112,992) |
| Total | **¥ 332,217** | ¥ 314,915 | ¥320,069 | ¥ 350,037 | ¥ 346,965 |
| Depreciation and Amortization by Business Segment | | | | | |
| Machined components | **¥ 10,401** | ¥ 10,811 | ¥ 10,378 | ¥ 9,489 | ¥ 10,842 |
| Electronic devices and components | **12,061** | 10,894 | 12,448 | 14,891 | 11,240 |
| Consumer business and others | **—** | — | — | 5 | 68 |
| Total | **¥ 22,462** | ¥ 21,705 | ¥ 22,826 | ¥ 24,385 | ¥ 22,150 |
| Capital Expenditure by Business Segment | | | | | |
| Machined components | **¥ 11,400** | ¥ 4,168 | ¥ 4,750 | ¥ 7,963 | ¥ 19,464 |
| Electronic devices and components | **22,757** | 14,929 | 11,853 | 18,485 | 21,010 |
| Consumer business and others | **—** | — | — | 5 | 185 |
| Total | **¥ 34,157** | ¥ 19,097 | ¥ 16,603 | ¥ 26,453 | ¥ 40,659 |
| Sales to External Customers by Geographic Segment | | | | | |
| Japan | **¥ 76,660** | ¥ 68,760 | ¥ 72,755 | ¥ 83,705 | ¥ 111,643 |
| Asia (excluding Japan) | **137,424** | 121,072 | 107,789 | 95,884 | 82,437 |
| North and South America | **52,390** | 48,726 | 58,998 | 63,569 | 58,192 |
| Europe | **27,948** | 30,016 | 32,660 | 36,186 | 34,773 |
| Total | **¥ 294,422** | ¥ 268,574 | ¥272,202 | ¥ 279,344 | ¥ 287,045 |
| Operating Income by Geographic Segment | | | | | |
| Japan | **¥ 2,752** | ¥ 4,883 | ¥ 3,133 | ¥ 767 | ¥ 11,806 |
| Asia (excluding Japan) | **5,870** | 10,763 | 12,418 | 17,387 | 17,362 |
| North and South America | **4,510** | 2,084 | 1,859 | 1,968 | 1,327 |
| Europe | **951** | 374 | 1,942 | 1,850 | 2,482 |
| Total | **¥ 14,083** | ¥ 18,104 | ¥ 19,352 | ¥ 21,972 | ¥ 32,977 |
| Assets by Geographic Segment | | | | | |
| Japan | **¥ 169,239** | ¥ 166,277 | ¥175,917 | ¥ 195,305 | ¥ 212,827 |
| Asia (excluding Japan) | **223,995** | 201,194 | 185,397 | 201,541 | 183,118 |
| North and South America | **32,442** | 29,173 | 37,064 | 38,088 | 38,821 |
| Europe | **20,300** | 20,075 | 20,528 | 25,194 | 25,191 |
| Eliminations | **(113,759)** | (101,804) | (98,837) | (110,091) | (112,992) |
| Total | **¥ 332,217** | ¥ 314,915 | ¥320,069 | ¥ 350,037 | ¥ 346,965 |

## Results of Operations

### Net Sales

Consolidated net sales in fiscal 2005 rose 9.6%, or ¥25,848 million, to ¥294,422 million. Although rising prices for oil and materials prompted considerable uncertainty, economic conditions in Japan and other key global economies remained relatively firm during the period as the market for information and telecommunications equipment expanded and the aerospace market headed toward recovery. Moreover, despite a decline in product prices and a demand adjustment in the second half of the period, the global market for digital household electrical appliances expanded, led by flat-screen televisions, DVD recorders and portable digital music players. In this environment, we recorded higher shipments of all mainstay products which, together with comparatively stable unit prices, supported the increase in net sales. The impact of yen appreciation on overseas sales reduced net sales approximately ¥10,200 million, while our withdrawal from switching power supplies and related businesses had a negative effect of approximately ¥8,100 million. In contrast, the addition of the sales of MEI's motor company through the establishment of joint venture Minebea–Matsushita Motor added approximately ¥24,000 million to net sales.

**Net Sales by Business Segment**


Electronic devices and components 61%
Machined components 39%

**Net Sales by Business Segment**


Billions of yen
300
240
180
120
60
0
124.5
122.0
118.1
111.7
116.1
151.9
156.3
154.1
156.9
178.3
10.7
1.0
2001
2002
2003
2004
2005
Machined components
Electronic devices and components
Consumer business and others

Note: Owing to the divestiture of a subsidiary, the Company withdrew from the Consumer Business and Others business segment effective from fiscal 2003.

### Net Sales by Business Segment

#### Machined Components

Net sales of machined components amounted to ¥116,105 million, an increase of 4.0%, or ¥4,412 million. Despite the negative impact of yen appreciation on sales in overseas markets after translation into yen, sales of mainstay segment products rose, owing to favorable economic conditions in Japan and overseas and firm capital spending, a recovery in demand from the aerospace industry and rising demand from HDD manufacturers. In mainstay miniature and small-sized ball bearings, ongoing efforts to expand the scale of our business and enhance cost competitiveness and achieve monthly global production and sales of 180 million pieces boosted shipments. Sales increased primarily for use in PC cooling fans, OA equipment and automobile applications. Sales of rod-end and spherical bearings—for which the principal customer base is the aerospace industry—recovered, particularly in the United States. Shipments of pivot assemblies increased on the back of rising demand for HDDs. Growth in demand was particularly sharp for pivot assemblies used in 1.8-inch and 1-inch HDDs, for which we enjoy a market share in excess of 90%.

#### Electronic Devices and Components

Net sales of electronic devices and components advanced 13.7%, or ¥21,436 million, to ¥178,317 million. Although the appreciation of the yen negatively affected overseas sales, firm demand for PCs, information and telecommunications equipment and household electrical appliances, as well as efforts to introduce new products and boost sales, prompted an increase in sales of mainstay segment products. Sales gains also reflected the expansion of our fan and stepping motor product ranges and the addition of DC brush motors and vibration motors to our lineup. Despite the impact of a demand adjustment in the cellular phone market, sales of lighting devices, primarily LED backlight assemblies for LCDs, were reinforced by the timely development of new products. Reflecting brisk demand for automotive sensors, we recorded a substantial increase in sales of measuring components. In the area of PC keyboards, we succeeded in cultivating new customers and expanding orders for keyboards for notebook PCs. Sales of HDD spindle motors fell sharply, owing to a delay in the development of new products and a decline in market share related to our product mix.

**Average Rate of Exchange During the Fiscal Year**

| | 2005 | 2004 |
|---|---|---|
| | | *Yen* |
| U.S. Dollar | **¥107.46** | ¥113.97 |
| Euro | **134.90** | 132.73 |
| Singapore Dollar | **64.04** | 65.58 |
| Thai Baht | **2.67** | 2.79 |
| Chinese Yuan (Renminbi) | **12.98** | 13.77 |

Note: Exchange rates are calculated based on the average of the average quarterly rates for fiscal 2005.

### Net Sales by Region

Net sales in different regions continued to reflect the shift by customers in Japan, Europe and North and South America to production in Asia. The appreciation of the yen also affected sales denominated in other currencies to North and South America and Asia (excluding Japan).

In Japan, business conditions remained firm in the first half of the period. The addition of the sales of new joint venture Minebea–Matsushita Motor and firm sales of mainstay products in the Electronic Devices and Components segment offset the impact of our withdrawal from switching power supplies and related businesses, supporting a 13.4%, or ¥9,273 million, increase in sales in Japan to ¥78,675 million.

Sales to Asia (excluding Japan) rose, reflecting market growth in China and the region's increasing importance as a manufacturing base for information and telecommunications equipment and household electrical appliances. Despite the negative impact of yen appreciation, sales advanced 15.3%, or ¥18,631 million, to ¥140,229 million.

Sales to North and South America rose 1.5%, or ¥677 million, to ¥46,013 million. Although sales of rod-end and spherical bearings for aerospace applications rose, our results in this region continued to reflect a steady shift of production to Asia by key customers and the impact of the strong yen.

In Europe, firm economic conditions contributed to brisk sales of ball bearings, as well as rod-end and spherical bearings to customers in the aerospace industry. However, owing to the shift of PC keyboard sales activities to North and South America, sales in the region declined 8.5%, or ¥2,733 million, to ¥29,505 million.

## Cost of Sales and Selling, General and Administrative (SGA) Expenses

### Cost of Sales

Cost of sales rose 14.1%, or ¥28,758 million, to ¥232,019 million. Cost of sales as a percentage of net sales rose 3.1 percentage points, to 78.8%. Currency exchange rate fluctuations reduced cost of sales approximately ¥8,300 million. Despite efforts to enhance the efficiency of manufacturing and sales activities, the profitability of motors and PC keyboards deteriorated, while sales of low-margin products in these two categories increased. High raw materials prices also had a negative effect on cost of sales.

### SGA Expenses

SGA expenses increased 2.4%, or ¥1,111 million, to ¥48,320 million, equivalent to 16.4% of net sales, down 1.2 percentage points. Despite an increase in expenses related to the establishment of Minebea–Matsushita Motor, Companywide efforts to reduce expenses reduced SGA expenses as a percentage of net sales. The appreciation of the yen reduced expenses at overseas subsidiaries approximately ¥1,200 million.



Cost of Sales to Net Sales and SGA Expenses to Net Sales
%
75
60
45
30
15
0
70.7
73.8
74.8
75.7
78.8
17.8
18.4
18.1
17.6
16.4
2001
2002
2003
2004
2005
Cost of sales to net sales
SGA expenses to net sales


### Costs of Sales and SGA Expenses

| *Years ended March 31* | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| | | | | | *Millions of yen* |
| Net sales | **¥294,422** | ¥268,574 | ¥272,202 | ¥279,344 | ¥287,045 |
| Cost of sales | **232,019** | 203,261 | 203,500 | 206,061 | 202,928 |
| Cost of sales to net sales | **78.8%** | 75.7% | 74.8% | 73.8% | 70.7% |
| Gross profit | **62,403** | 65,313 | 68,702 | 73,283 | 84,117 |
| SGA expenses | **48,320** | 47,209 | 49,350 | 51,311 | 51,140 |
| SGA expenses to net sales | **16.4%** | 17.6% | 18.1% | 18.4% | 17.8% |

## Income


Operating Income
Billions of yen
40
32
24
16
8
0
33.0
22.0
19.4
18.1
14.1
2001
2002
2003
2004
2005


Operating Income (Loss) by Business Segment
Billions of yen
40
30
20
10
0
-10
23.9
8.3
0.8
22.1
-0.2
18.5
0.8
19.5
-1.4
21.6
-7.5
2001
2002
2003
2004
2005
Machined components
Electronic devices and components
Consumer business and others

Note: Owing to the divestiture of a subsidiary, the Company withdrew from the Consumer Business and Others business segment effective from fiscal 2003.


Net Sales and Operating Income by Business Segment
Billions of yen, %
39%
178.3 61%
153.2%
-7.5 -53.2%
Net sales
Operating income
Machined components
Electronic devices and components

Note: Percentages represent contribution by business segment to total.

### Operating Income

Operating income fell 22.2%, or ¥4,021 million, to ¥14,083 million. As a consequence, the operating margin declined 1.9 percentage points, to 4.8%.

### Operating Income by Business Segment

Machined Components

Operating income in the Machined Components segment advanced 10.6%, or ¥2,067 million, to ¥21,572 million. The segment's operating margin, calculated using sales to external customers, rose 1.1 percentage points, to 18.6%. Despite the negative impact of declining unit prices, segment operating income was bolstered by an increase in production and sales volume for ball bearings, lower manufacturing costs, a recovery in shipments of rod-end and spherical bearings and improved profitability for pivot assemblies.

Electronic Devices and Components

The Electronic Devices and Components business segment posted an operating loss of ¥7,489 million, down ¥6,088 million from the previous period, giving the segment a negative operating margin of 4.2%, down 3.3 percentage points. This result was largely attributable to the deteriorating profitability of HDD spindle motors, joint venture Minebea–Matsushita Motor and PC keyboards. In the HDD spindle motors business, flagging production and sales volume prompted a loss as sales were insufficient unable to cover fixed costs. At Minebea–Matsushita Motor, falling demand and unit prices for products transferred to the company combined with an increase in overall related costs to drive operating income well below projections. In the PC keyboard business, despite efforts to bring our new production system in China on line and improve productivity, expenses resulting from the shift of production to China from Thailand, combined with rising prices for key raw material resin and the fact that the shift to China coincided with a sharp increase in demand, delayed a return to profitability.

### Income before Income Taxes and Minority Interests

The net balance of other income (expenses) was a loss of ¥6,305 million, ¥1,159 million greater than in fiscal 2004. Interest expense rose ¥148 million, to ¥3,361 million, reflecting an increase in interest-bearing debt. Losses on sales and disposals of tangible fixed assets amounted to ¥1,019 million, up ¥272 million. We also posted losses on devaluation of investment securities of ¥619 million. As a consequence, income before income taxes and minority interests declined ¥5,180 million, to ¥7,778 million.


Net Income (Loss)
Billions of yen
16
12
8
4
0
-4
14.8
5.3
-2.4
6.0
5.6
2001
2002
2003
2004
2005

## Net Income

Income taxes decreased ¥1,697 million, to ¥5,513 million. Income taxes comprised current income taxes, that is, corporate, residential and business taxes, of ¥5,943 million, and a benefit of ¥430 million. A higher tax rate was due to certain loss-making overseas subsidiaries.

Minority interests amounted to a loss of ¥3,316 million, ¥3,045 million greater than in fiscal 2004, owing to a loss posted by new joint venture Minebea–Matsushita Motor, newly included in our consolidated results, and an increase in the loss reported by our PC keyboard joint venture in Shanghai.

As a consequence of aforementioned factors, net income declined ¥438 million, to ¥5,581 million. Basic net income per share amounted to ¥13.93, compared with ¥15.08 in the previous period.


Return on Shareholders' Equity (ROE)
%
12
9
6
3
0
-3
11.6
5.0
-2.3
6.3
5.7
2001
2002
2003
2004
2005

## Income

*Millions of yen*

| *Years ended March 31* | **2005** | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Operating income | **¥14,083** | ¥18,104 | ¥19,352 | ¥21,972 | ¥32,977 |
| Operating margin | **4.8%** | 6.7% | 7.1% | 7.9% | 11.5% |
| Net balance of other income (expenses) | **(6,305)** | (5,146) | (18,857) | (9,023) | (10,590) |
| Net income (loss) | **5,581** | 6,019 | (2,434) | 5,298 | 14,826 |
| Net income (loss) to net sales | **1.9%** | 2.2% | (0.9)% | 1.9% | 5.2% |
| Net income (loss) per share (Yen): | | | | | |
| Basic | **13.93** | 15.08 | (6.10) | 13.27 | 37.14 |
| Diluted | **13.27** | 14.51 | (4.85) | 12.60 | 34.10 |
| Return on shareholders' equity | **5.7%** | 6.3% | (2.3)% | 5.0% | 11.6% |
| Return on total assets | **1.7%** | 1.9% | (0.8)% | 1.5% | 4.0% |

## Financial Condition

### Financial Policy and Liquidity

In an operating environment characterized by intensifying global competition, we recognize the importance of ensuring the flexibility necessary to allow advance investment, enabling us to develop products that satisfy diverse customer expectations, and capital investment, ensuring we can respond promptly to fluctuations in demand. Accordingly, we strive to maintain a high level of agility in financing activities. Our debt ratings in fiscal 2005, shown in the table below, are indicative of our sound financial condition. We have set a medium-term goal to lower our net debt-to-equity ratio (1.5 times at fiscal 2005 year-end) to 1.0 times, that is, to reduce net interest-bearing debt below ¥100,000 million. Accordingly, with the exception of amounts applied to working capital and R&D, net cash provided by operating activities is used entirely to repay interest-bearing debt.

To the best of our ability, we have to date obtained funds used for the reduction of interest-bearing debt, purchase of tangible fixed assets and investment in R&D from cash flows from operating activities. This reflects the solid cash-generating capability of our ball bearings and other core businesses. We also have the ability to procure more than ¥100,000 million in short- and long-term loans if needed to enhance liquidity. We are thus confident that cash flows from operating activities and access to loans will continue to ensure ample liquidity going forward. To facilitate the efficient procurement of working capital, we have concluded commitment agreements with our main bank and other financial institutions. The balance of funds available under these contracts at fiscal 2005 year-end was ¥7,000 million.

**Debt Ratings**

| *As of June 2005* | *Long-term debt* | *Short-term debt* |
|---|---|---|
| Moody's Investors Service | Baa2 | — |
| Japan Credit Rating Agency, Ltd. | A | J–1 |
| Japan Rating and Investment Information, Inc. | A– | a–1 |



### Purchase of Tangible Fixed Assets

Purchase of tangible fixed assets, or capital investment, in fiscal 2005 amounted to ¥23,060 million, an increase of ¥4,235 from ¥18,825 million in the previous period. Owing to decisive measures aimed at improving the efficiency of production, including that of parts for internal use, we succeeded in maintaining expenditures below the ¥20,000 million mark in fiscal 2003 and fiscal 2004. In the period under review, however, we made forward-looking investments to expand production facilities for ball bearings; respond to increased demand for pivot assemblies, primarily for small HDDs; install a production line for a new model of spindle motor; finance the establishment of joint venture Minebea–Matsushita Motor; and reinforce production capacity at our PC keyboard factory in China. In fiscal 2006, we expect investments to remain at a similar level, owing primarily to investments aimed at expanding production facilities in core businesses.

### Dividend Policy

We are committed to building a corporate structure that is able to withstand fluctuations in our operating environment. Accordingly, we recognize the importance of reinforcing our financial potency and increasing internal reserves while at the same time maintaining stable dividend payments to shareholders. In fiscal 2005, cash dividends were maintained at ¥7.00 per share. We plan to maintain cash dividends for fiscal 2006 at the same level.

## Cash Flows



Free Cash Flow
Billions of yen
20
16
12
8
4
0
5.2
9.7
16.0
6.8
3.8
2001
2002
2003
2004
2005


Free cash flow (calculated by subtracting net cash used in investing activities from net cash provided by operating activities) totaled ¥3,797 million, ¥2,985 million less than in fiscal 2004.

### Cash Flows from Operating Activities

Net cash provided by operating activities amounted to ¥27,586 million, ¥5,872 million higher than in fiscal 2004. Factors contributing to this included a ¥5,180 million decline in income before income taxes and minority interests, to ¥7,778 million; a ¥757 million increase in depreciation and amortization, to ¥22,462 million; an increase in notes and accounts receivable of ¥1,020 million, ¥6,714 million less than in fiscal 2004; and an increase in inventories of ¥1,597 million, ¥286 million lower than in the previous period.

### Cash Flows from Investing Activities

Net cash used in investing activities increased ¥8,857 million, to ¥23,789 million. This change was primarily attributable to a ¥4,235 increase in cash applied to purchase of tangible fixed assets, to ¥23,060 million.

### Cash Flows from Financing Activities

Net cash used in financing activities amounted to ¥8,772 million, compared with ¥4,391 million provided by these activities in fiscal 2004, as ¥5,909 was applied to repayment of long-term debt, whereas in the previous period proceeds from long-term debt totaled ¥6,368 million.

### Cash and Cash Equivalents

Operating, investing and financing activities in fiscal 2005 resulted in a net decrease in cash and cash equivalents at end of year of ¥3,021 million, to ¥21,759 million, as net cash provided by operating activities was largely offset by net cash used in investing activities.



Purchase of Tangible and Intangible Fixed Assets
Billions of yen
40
32
24
16
8
0
39.9
26.2
16.4
18.8
23.1
2001
2002
2003
2004
2005


### Free Cash Flow

*Millions of yen*

| *Years ended March 31* | **2005** | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Net cash provided by operating activities | **¥ 27,586** | ¥ 21,714 | ¥ 32,279 | ¥ 34,017 | ¥ 38,332 |
| Net cash used in investing activities | | | | | |
| Portion of above used in purchase of tangible fixed assets | **(23,789)** | (14,932) | (16,233) | (24,346) | (33,099) |
| Purchase of tangible fixed assets | **(23,060)** | (18,825) | (16,382) | (26,245) | (39,877) |
| Free cash flow | **3,797** | 6,782 | 16,046 | 9,671 | 5,233 |

Note: Effective fiscal 2005, Minebea calculates free cash flow by subtracting net cash used in investing activities from net cash provided by operating activities. Figures for previous years have been restated using this calculation.

## Financial Position

### Summary



Net Interest-Bearing Debt
Billions of yen
200
160
120
80
40
0
173.2
168.7
152.9
146.7
150.7
2001
2002
2003
2004
2005




Inventories
Billions of yen
60
48
36
24
12
0
52.8
49.9
43.2
41.5
47.0
2005
2002
2003
2004
2005


Total assets at the end of fiscal 2005 amounted to ¥332,217 million, an increase of 5.5%, or ¥17,302 million, from the fiscal 2004 year-end. Net interest-bearing debt (total debt minus cash and cash equivalents) edged up 2.7%, or ¥3,988 million, to ¥150,694 million. As a consequence, the net debt-to-equity ratio improved slightly, to 1.5 times. Net interest-bearing debt inherited from the motor company of MEI amounted to ¥4,651 million.

### Assets

Total assets were affected by a decline in the value of the yen against other currencies compared with the fiscal 2004 year-end, the impact of which was ¥5,741 million. Assets inherited from the motor company of MEI totaled ¥16,542 million. Cash and cash equivalents declined ¥3,021 million, to ¥21,759 million, reflecting an increase in cash outlays as well as a short-lived increase at the end of fiscal 2004 owing to the establishment of Minebea–Matsushita Motor. Trade and other notes and accounts receivable rose ¥6,962 million, to ¥66,397 million, including ¥2,187 million inherited from the motor company of MEI and ¥897 million attributable to the decline in the value of the yen. Inventories rose ¥5,429 million, to ¥46,963 million, owing to the addition of inventories from the motor company of MEI, which totaled ¥2,716 million, and ¥1,011 resulting from yen appreciation. As a consequence, total current assets rose 6.0%, or ¥8,342 million, to ¥147,295 million.

Net tangible fixed assets increased 5.4%, or ¥8,063 million, to ¥156,521 million. Cash applied to the purchase of tangible fixed assets (capital investment) totaled ¥23,060 million, up ¥4,235 million from the previous period. Tangible fixed assets inherited from the motor company of MEI amounted to ¥8,018 million and the decline in the value of the yen contributed ¥2,881 million. Depreciation amounting to ¥22,250 million boosted accumulated depreciation ¥613 million, The sale of Minebea's Kofu Plant resulted in a ¥1,417 million decrease.

Intangible fixed assets totaled ¥14,113 million, an increase of ¥13.8%, or ¥1,710 million, as a decline in consolidation adjustments offset an increase in other intangible fixed assets.

Net investments and other assets edged down ¥880 million, to ¥14,175 million, owing primarily to the impact of impairment accounting for investments in securities.

Deferred charges increased ¥67 million, to ¥113 million.

### Liabilities

Total current liabilities amounted to ¥141,449 million, down 15.6%, or ¥26,177 million. Total notes and accounts payable rose ¥5,504 million, to ¥35,300 million, including ¥1,396 million inherited from the motor company of MEI and ¥262 million attributable to a decline in the value of the yen. Short-term loans payable rose ¥5,061 million, to ¥81,256 million. The current portion of long-term debt fell ¥37,592 million, to ¥5,856 million, as ¥27,080 million in convertible bonds and ¥10,000 million in bonds came due during the period.

Total long-term liabilities rose 63.3%, or ¥33,401 million, to ¥86,145 million. Owing to an issue of convertible bonds in the amount of ¥10,000 million, bonds increased to ¥38,000 million. Loans from banks rose ¥27,498 million, to ¥47,340 million.

Total long-term liabilities as of the end of fiscal 2005 included ¥11,472 inherited from the motor company of MEI.

## Minority Interests in Consolidated Subsidiaries

Minority interests in consolidated subsidiaries rose 273.3%, or ¥1,856 million, to ¥2,535 million, of which ¥2,398 million was accounted for by our interest in joint venture Minebea–Matsushita Motor.

**Rates of Exchange at Balance Sheet Date**

*Yen*

| | 2005 | 2004 |
|---|---|---|
| U.S. Dollar | **¥107.39** | ¥105.69 |
| Euro | **138.87** | 128.88 |
| Singapore Dollar | **65.19** | 62.91 |
| Thai Baht | **2.73** | 2.67 |
| Chinese Yuan (Renminbi) | **12.99** | 12.79 |

## Shareholders' Equity

Total shareholders' equity at fiscal 2005 year-end was ¥102,088 million, up 8.8%, or ¥8,222 million. This reflected net income of ¥5,581 million and a ¥5,539 decline in foreign currency translation adjustments, which partially offset ¥2,793 million in cash dividends paid.

## Financial Position

*Millions of yen*

| *As of March 31* | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Total assets | **¥332,217** | ¥314,915 | ¥320,069 | ¥350,037 | ¥346,965 |
| Cash and cash equivalents at end of year | **21,759** | 24,780 | 14,177 | 13,952 | 11,930 |
| Total current assets | **147,295** | 138,953 | 127,447 | 131,548 | 137,106 |
| Inventories | **46,963** | 41,534 | 43,204 | 49,887 | 52,764 |
| Total current liabilities | **141,449** | 167,626 | 134,459 | 156,908 | 127,290 |
| Working capital | **5,846** | (28,673) | (7,012) | (25,360) | 9,816 |
| Interest-bearing debt | **172,453** | 171,485 | 167,125 | 182,673 | 185,160 |
| Net interest-bearing debt | **150,694** | 146,706 | 152,947 | 168,720 | 173,228 |
| Total shareholders' equity | **102,088** | 93,866 | 98,213 | 112,732 | 100,574 |
| Total shareholders' equity/ Total assets | **30.7%** | 29.8% | 30.7% | 32.2% | 29.0% |
| Debt-to-equity ratio (Times) | **1.7** | 1.8 | 1.7 | 1.6 | 1.8 |
| Net debt-to-equity ratio (Times) | **1.5** | 1.6 | 1.6 | 1.5 | 1.7 |
| Shareholders' equity per share (Yen) | **255.82** | 235.21 | 246.08 | 282.42 | 251.96 |

## Performance by Business Segment

### Machined Components



Percentage of net sales
39%




Net Sales
Billions of yen
150
120
90
60
30
0
124.5
122.0
118.1
111.7
116.1
2001
2002
2003
2004
2005
Bearings and bearing-related products
Other machined components




Operating Income
Billions of yen
25
20
15
10
5
0
23.9
22.1
18.5
19.5
21.6
2001
2002
2003
2004
2005
Bearings and bearing-related products


The Machined Components segment, which accounted for 39% of consolidated net sales in fiscal 2005, encompasses bearings, namely ball bearings, rod-end and spherical bearings; pivot assemblies and other bearing-related products; and other machined components, including special machined components and fasteners.

Principal Products and Applications and Minebea's Global Ranking

| *Principal Products* | *Principal Applications* | *Global Ranking** |
|---|---|---|
| Bearings and bearing-related products | | |
| Ball bearings | Small motors, household electrical appliances, information and telecommunications equipment, automobiles | No. 1 (global market share: approx. 60%) |
| Rod-end and spherical bearings | Aircraft | No. 1 (global market share: approx. 50%) |
| Pivot assemblies | HDDs | No. 1 (global market share: approx. 65%) |
| Other machined components | | |
| Special machined components, fasteners | Aircraft, automobiles, industrial machinery | |

*Global market shares and global rankings are in terms of units shipped. Market shares are Minebea estimates based on information collected by the Company and by market research firms.

#### Highlights of Fiscal 2005

- Sales of all core segment products rose. Brisk sales of mainstay products and a decline in costs supported increases in operating income and the operating margin.
- We continued to implement a program of measures aimed at increasing monthly global production and sales of miniature and small-sized ball bearings to 180 million pieces, as well as promoted efforts to expand segment sales and lower costs.
- Shipments of pivot assemblies for small HDDs rose sharply.
- Efforts to respond to the launch of new aircraft models enabled us to cultivate orders for rod-end and spherical bearings in new areas of the aerospace market.

#### Business Environment

- Global economic conditions remained comparatively firm.
- The increasingly broad acceptance of digital household electrical appliances supported expansion of the market for HDDs.
- Demand from private-sector aerospace firms picked up in the second half.
- Prices for steel materials were high.

#### Issues and Strategies

- In addition to continuing to pursue our policy of business expansion in the area of miniature and small-sized ball bearings, we will seek to establish production in locations that are most appropriate from a marketing perspective.
- We will step up efforts to lower costs for pivot assemblies.

#### Results in Fiscal 2005

Net sales in the Machined Components segment rose 4.0%, or ¥4,412 million, to ¥116,105 million. Operating income advanced 10.6%, or ¥2,067 million, to ¥21,572 million, equivalent to 18.6% of segment sales, up 1.1 percentage points from fiscal 2004.

**Principal Products**

- **Bearings and Bearing-Related Products**
  - Miniature ball bearings
  - Small-sized ball bearings
  - Integrated-shaft ball bearings
  - Rod-end bearings
  - Spherical bearings
  - Roller bearings
  - Journal bearings
  - Pivot assemblies
  - Tape guides
- **Other Machined Components**
  - Aerospace/automotive fasteners
  - Special machined components
  - Magnetic clutches and brakes

## Bearings and Bearing-Related Products

Sales of bearings and bearing-related products amounted to ¥98,218 million, an increase of 3.8%, or ¥3,614 million.

### Ball Bearings

We continued to implement a program of measures aimed at increasing monthly global production and sales of miniature and small-sized ball bearings to 180 million pieces, part of an aggressive strategy to expand the scale of this business and sharpen our competitive edge in terms of production costs. Against a backdrop of rising demand, shipments rose nearly 10%, including bearings for internal use. This and comparatively stable unit prices pushed sales of ball bearings above the fiscal 2004 level. Efforts to slash costs throughout the period supported strong increases in operating income and the operating margin.

Global demand for ball bearings is expected to continue growing at a rate of 10% or more annually for the foreseeable future. The market is forecast to expand rapidly, spurred by rising demand for household electrical appliances made in China, while the rising popularity of digital household appliances and the increasingly high performance of information and telecommunications equipment, household electrical appliances and automobiles, among others is expected to create new demand. Increased demand is also expected to provoke intensified competition.

In fiscal 2006, we will endeavor to continue to pursue a policy of business expansion that aims to ensure a balance between volume and profitability. In addition, we will seek to establish production in locations that are the most appropriate from a marketing perspective.

### Rod-End and Spherical Bearings

A recovery in the market for rod-end bearings from the aerospace industry in the second half supported a dramatic upturn in sales. We also made progress in our effort to cultivate orders for use in new aircraft models. In fiscal 2006, we will expand production capacity, thereby positioning us to respond to increased demand.

### Pivot Assemblies

Efforts to capitalize on rising demand from manufacturers of small HDDs of 1.8 inches or less by launching compatible small pivot assemblies and enhancing our cost competitiveness supported increases in sales and income. In fiscal 2006, we will endeavor to enhance profitability by increasing our production capacity for small pivot assemblies and their principal components, that is ultrasmall ball bearings, and adding an automated assembly line, thereby further improving our ability to respond to demand.

## Other Machined Components

Sales of other machined components rose 4.7%, or ¥798 million, to ¥17,887 million. This increase reflected higher sales of special machined components.

## Electronic Devices and Components

Percentage of net sales


61%


Net Sales
Billions of yen
180
144
108
72
36
0
151.9
156.3
154.1
156.9
178.3
2001
2002
2003
2004
2005
Rotary components
Other electronic devices and components


Operating Income
Billions of yen
12
8
4
0
-4
-8
8.3
-0.2
0.8
-1.4
-7.5
2001
2002
2003
2004
2005
Electronic devices and components

The Electronic Devices and Components segment, which represented 61% of consolidated net sales in fiscal 2005, comprises rotary components, primarily HDD spindle motors and the information motors business of joint venture Minebea–Matsushita Motor, and other electronic devices and components, including PC keyboards, lighting devices and speakers.

Principal Products and Applications and Minebea's Global Ranking

| *Principal Products* | *Principal Applications* | *Global Ranking** |
|---|---|---|
| Rotary components | | |
| HDD spindle motors | HDDs | No. 2 (global market share: between 15% and 20%) |
| Information motors of joint venture Minebea–Matsushita Motor | PCs, OA equipment, other information and telecommunications equipment, game machines, household electrical appliances | No. 2 (global market share: between 15% and 20%) |
| Other electronic devices and components | | |
| PC keyboards | PCs | No. 2 (global market share: between 15% and 20%) |
| Lighting devices for LCDs | Cellular phones, digital cameras | (global market share: between 5% and 10%) |
| Speakers | PCs, household electrical appliances, automobiles | — |

*Global market shares and global rankings are in terms of units shipped. Market shares are Minebea estimates based on information collected by the Company and by market research firms.

### Highlights of Fiscal 2005

- Sales increased, reflecting the establishment of joint venture Minebea–Matsushita Motor, increased intake of orders for PC keyboards and the expansion of our business in the area of LED backlight assemblies for LCDs.
- The segment's operating loss worsened as a consequence of poor income results in its three businesses: HDD spindle motors, Minebea–Matsushita Motor and PC keyboards

### Business Environment

- The PC market expanded.
- Demand for small HDDs rose sharply.
- Digital household electrical appliances began to penetrate the market.

### Issues and Strategies

- Take steps to improve profits in the HDD spindle motors, Minebea–Matsushita Motor and PC keyboards business.
- Expand display peripheral components business.

### Results in Fiscal 2005

Net sales in the Electronic Devices and Components segment rose 13.7%, or ¥21,436 million, to ¥178,317 million. The segment's operating loss worsened, increasing ¥6,088 million, to ¥7,489 million, giving the segment a negative operating margin of 4.2%, down 3.3 percentage points.

**Principal Products**

- **Rotary Components**
  - HDD spindle motors
  - Fan motors
  - Hybrid-type stepping motors
  - PM-type stepping motors
  - Brush DC motors
  - Vibration motors
  - Brushless DC motors
  - VR resolvers

- **Other Electronic Devices and Components**
  - PC keyboards
  - Speakers
  - Electronic devices
    - MOD drive subassemblies
    - Lighting devices for LCDs
    - Magnetic heads for FDDs
    - Backlight inverters
  - Measuring components
    - Strain gauges
    - Load cells

## Rotary Components

Sales of rotary components advanced 23.1%, or ¥20,009 million, to ¥106,750 million.

### HDD Spindle Motors

Results in the HDD spindle motors business declined substantially in fiscal 2005. We introduced and began sample shipments of highly cost-competitive new fluid dynamic bearing spindle motors early in the period, but did not succeed in commencing mass production and shipment. As a consequence, our share of the global market for spindle motors for 3.5-inch HDDs—which currently account for the bulk of our HDD spindle motor sales—fell. Despite rapidly rising demand for spindle motors for 2.5-inch HDDs or small HDDs of 1.8 inches or less, we have yet to introduce fluid dynamic bearing spindle motors for this market. Owing to an unfavorable product mix and falling shipments, sales of HDD spindle motors in fiscal 2005 declined. With sales insufficient to cover fixed costs, the category's operating loss deepened. In fiscal 2006, our priority will be to implement stringent measures aimed at reducing costs for all components and production processes.

### Minebea-Matsushita Motor

Joint venture Minebea–Matsushita Motor, the product range of which encompasses information motors, that is, fan, stepping, brush DC and vibration motors, began operations on April 1, 2004. Owing to falling unit prices and a decline in demand for products transferred to the new company, as well as an increase in overall costs, the company's results in its first year in operation fell considerably short of initial expectations. We responded promptly by launching a program of structural reform measures early in the second half of the period. These included promoting the shift of manufacturing of these motors to Minebea–Matsushita Motor, revamping the functions of the company's manufacturing facilities, reviewing systems for production of key parts and subcontracting, and implementing extensive rationalization measures aimed primarily at increasing productivity. We also reviewed royalty arrangements with MEI and related payment schemes. In fiscal 2006, we will complete structural reforms aimed at integrating the relevant manufacturing activities of the two joint venture partners and will shift our focus to efforts aimed at reinforcing cost competitiveness and realizing originally envisioned product development and sales synergies.

## Other Electronic Devices and Components

Sales of other electronic devices and components rose 2.0%,or ¥1,425 million, to ¥71,566 million.

### PC Keyboards

Efforts to secure new customers contributed to record-high sales of PC keyboards in fiscal 2005. Since the startup of subsidiary Shanghai Shunding Technologies Ltd. in August 2003, we have gradually shifted PC keyboard production from Thailand to China. In the period under review, an increase in costs related to this shift, a delay in the establishment of an effective manufacturing system at the Chinese company and rising prices for resin, the key raw material for plastics, further swelled this business' operating loss. As of the end of fiscal 2005, we had almost completed the shift of production of keyboards for desktop PCs, and in fiscal 2006 will shift production of keyboards for notebook PCs. The early completion of this move will eliminate the duplication of fixed costs. We will also review costs, including those for raw materials, in an effort to improve profitability.

### Lighting Devices

This category focuses on LED backlight assemblies for LCDs. Despite a demand adjustment in the cellular phone market in the second half, our focus on the timely development of high-value-added products supported increases in our customer base and the number of cellular phone models using our LED backlight assemblies. In fiscal 2006, we will endeavor to further expand this business by introducing high-brightness LED backlight assemblies, as well as medium-sized LED backlight assemblies, which are expected to see application in automobiles in the future.

### Speakers

This category registered firm gains in the period under review, led by higher sales to manufacturers of audio equipment and PCs. In fiscal 2006, we expect demand from audio equipment manufacturers to decline, resulting in a decline in income.

## Performance by Geographic Segment

### Japan


Net Sales
Billions of yen
150
120
90
60
30
0
111.6
83.7
72.8
68.8
76.7
2001
2002
2003
2004
2005

Owing to the establishment of Minebea–Matsushita Motor, resulting in the addition of information motors, including vibration and brush DC motors, sales to external customers in Japan in fiscal 2005 increased 11.5%, or ¥7,900 million, to ¥76,660 million. Owing to an increase in operating expenses, however, operating income declined 43.6%, or ¥2,131 million, to ¥2,752 million.

Percentage of net sales 26.0%
Percentage of operating income 19.5%
Percentage of total production 9.8%

### Asia (Excluding Japan)


Net Sales
Billions of yen
150
120
90
60
30
0
82.4
95.9
107.8
121.1
137.4
2001
2002
2003
2004
2005

A crucial manufacturing base for manufacturers in Japan, Europe and North and South America, Asia is a particularly important market for Minebea. Despite inventory adjustments in HDD-related industries, a recovery in demand from the information and telecommunications industry and firm demand from the household electrical appliances industry supported steady sales in the period under review. In contrast, income was hampered, reflecting declining production levels for HDD spindle motors, which prompted an increase in the fixed cost burden, as well as expenses associated with structural reforms in the information equipment motors business and the shift of our PC keyboard production base. As a consequence, sales to external customers in Asia rose 13.5%, or ¥16,352 million, to ¥137,424 million, while operating income fell 45.5%, or ¥4,893 million, to ¥5,870 million.

Percentage of net sales 46.7%
Percentage of operating income 41.7%
Percentage of total production 80.1%

### North and South America


Net Sales
Billions of yen
150
120
90
60
30
0
58.2
63.6
59.0
48.7
52.4
2001
2002
2003
2004
2005

Despite a steady shift toward production in Asia by key customers in the information and telecommunications industry, sales of PC keyboards and other electronic devices and components were firm. We also saw firm demand for and sales of ball bearings manufactured in the United States, as well as for rod-end and spherical bearings to the aerospace industry. Owing to these and other factors, sales to external customers in this region advanced 7.5%, or ¥3,664 million, to ¥52,390 million, and operating income climbed 116.4%, or ¥2,426 million, to ¥4,510 million.

Percentage of net sales 17.8%
Percentage of operating income 32.0%
Percentage of total production 7.4%

### Europe


Net Sales
Billions of yen
150
120
90
60
30
0
34.8
36.2
32.7
30.0
27.9
2001
2002
2003
2004
2005

Moderate economic growth in Europe supported firm sales of ball bearings, rod-end and spherical bearings and other products. Due to flagging sales of PC keyboards and other electronics devices, however, sales to external customers decreased 6.9%, or ¥2,068 million, to ¥27,948 million, although operating income jumped 154.3%, or ¥577 million, to ¥951 million.

Percentage of net sales 9.5%
Percentage of operating income 6.8%
Percentage of total production 2.7%

Note: Net sales figures represent sales to external customers.

## Outlook for Fiscal 2006

Despite concerns regarding rising prices for crude oil and steel materials, steady growth in the global economy is expected to persist in fiscal 2006. Accordingly, the market for information and telecommunications equipment—notably PCs, digital household electrical appliances, OA equipment and cellular phones—is likely to continue expanding. However, we also expect competition in Asia, particularly in China, to further intensify. In this environment, we will endeavor to increase results by focusing on efforts aimed at achieving our priority objective of restoring the profitability of loss-making businesses in our Electronic Devices and Components segment. In the Machined Components segment, we will strive to reinforce competitiveness and expand our business, particularly in the area of ball bearings. In fiscal 2006, we forecast consolidated net sales to remain level with fiscal 2005 and operating and net income to increase.

## Risk Management

Minebea recognizes a variety of risks and uncertainties that have the potential to affect its operating results and/or financial position. As of June 29, 2005, the date of Minebea's Japanese-language *yuka shoken hokokusho*, the filing of which is required of all publicly traded companies under Japan's Securities and Exchange Law, Minebea recognized the following risks.

### Market Risk

Principal markets for Minebea products, including those for PCs and peripheral equipment, information and telecommunications equipment and household electrical appliances, are intensely competitive and subject to significant fluctuations in demand. Accordingly, our operating results and financial position are vulnerable to sudden fluctuations in demand and changes in our customers' product requirements.

### Foreign Exchange Risk

A significant portion of our consolidated net sales are in markets outside of Japan. Our business is thus vulnerable to risks associated with fluctuations in foreign currency exchange rates. We have entered into various currency exchange contracts and other derivatives transactions to hedge these risks, but fluctuations in foreign currency exchange rates may affect our operating results and/or financial position over the long term.

### R&D Risk

With the aim of introducing a constant stream of new, high-quality products, we conduct extensive R&D. Nonetheless, no guarantee that R&D efforts will come to fruition. Accordingly, we are subject to the risk that significant R&D expenditures may not be rewarded with successful products.

### Litigation Risk

The Legal Department is responsible for managing risk related to lawsuits and other legal actions brought against our operations in Japan and/or overseas. However, we are subject to the risk that lawsuits or other actions with the potential to affect our operating results and/or financial position may be brought against us in the future.

### Risk Related to Price Negotiations

We continue to face intense competition from lower-priced products manufactured in other countries and regions. Accordingly, we are subject to the risk that we will be unable to maintain or increase our share should market needs shift to low-quality, low-priced products.

### Risk Related to Raw Materials and Logistics Costs

We purchase a variety of materials from external suppliers. While we strive to ensure optimal inventory volumes for such materials and access to stable supplies of materials with stable prices. However, we are subject to the risk that rising prices for such materials may affect our operating results and/or financial position.

### Latent Risk Related to Operations Overseas

The Minebea Group's manufacturing activities are conducted primarily in Thailand, China and Singapore. While considerable time has passed since we established operations in these countries, and while we continue to promote the integration of these operations, our operations overseas are subject to a number of risks that may have a negative impact on our operating results and/or financial position. These include unexpected changes to laws or regulations, difficulty in attracting and securing appropriate human resources, and acts of terrorism or war, or other acts that may cause social disruption.

## Consolidated Balance Sheets

*As of March 31, 2005 and 2004*

| Assets | Millions of yen 2005 | Millions of yen 2004 | Thousands of U.S. dollars (Note 3) 2005 |
|---|---|---|---|
| **Current Assets:** | | | |
| Cash and cash equivalents (Note 2-c) | ¥ 21,759 | ¥ 24,780 | $ 202,622 |
| Notes and accounts receivable (Notes 2-d and 4): | | | |
| Trade | 62,610 | 58,241 | 583,023 |
| Other | 4,074 | 1,602 | 37,935 |
| | 66,684 | 59,843 | 620,958 |
| Allowance for doubtful receivables (Note 2-d) | (287) | (408) | (2,675) |
| Total notes and accounts receivable | 66,397 | 59,435 | 618,283 |
| Inventories (Note 2-e) | 46,963 | 41,534 | 437,313 |
| Deferred tax assets (Note 6) | 5,124 | 6,554 | 47,712 |
| Prepaid expenses and other current assets | 7,052 | 6,650 | 65,667 |
| Total current assets | 147,295 | 138,953 | 1,371,597 |
| **Tangible Fixed Assets** (Note 2-f): | | | |
| Land | 15,086 | 16,135 | 140,480 |
| Buildings and structures | 97,223 | 92,881 | 905,323 |
| Machinery and transportation equipment | 253,102 | 226,576 | 2,356,852 |
| Construction in progress | 1,228 | 763 | 11,436 |
| | 366,639 | 336,355 | 3,414,091 |
| Accumulated depreciation | (210,118) | (187,897) | (1,956,590) |
| Net tangible fixed assets | 156,521 | 148,458 | 1,457,501 |
| **Intangible Fixed Assets:** | | | |
| Consolidation adjustments (Note 2-i) | 10,353 | 11,423 | 96,406 |
| Other | 3,760 | 980 | 35,014 |
| | 14,113 | 12,403 | 131,420 |
| **Investments and Other Assets:** | | | |
| Investments in affiliates (Notes 2-g and 4) | 147 | 219 | 1,372 |
| Investments in securities (Note 2-g) | 6,162 | 6,867 | 57,376 |
| Long-term loans receivable | 35 | 47 | 331 |
| Deferred tax assets (Note 6) | 6,017 | 6,167 | 56,025 |
| Other | 1,871 | 1,897 | 17,418 |
| | 14,232 | 15,197 | 132,522 |
| Allowance for doubtful receivables (Note 2-d) | (57) | (142) | (530) |
| Net investments and other assets | 14,175 | 15,055 | 131,992 |
| **Deferred Charges** | 113 | 46 | 1,048 |
| **Total Assets** | ¥ 332,217 | ¥ 314,915 | $ 3,093,558 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

| Liabilities, Minority Interests in Consolidated Subsidiaries and Shareholders' Equity | Millions of yen 2005 | 2004 | Thousands of U.S. dollars (Note 3) 2005 |
|---|---|---|---|
| **Current Liabilities:** | | | |
| Short-term loans payable (Note 5) | ¥ 81,256 | ¥ 76,195 | $ 756,645 |
| Current portion of long-term debt (Note 5) | 5,856 | 43,448 | 54,526 |
| Notes and accounts payable (Note 4): | | | |
| Trade | 25,901 | 22,777 | 241,188 |
| Other | 9,399 | 7,019 | 87,524 |
| Total notes and accounts payable | 35,300 | 29,796 | 328,712 |
| Income taxes payable (Note 6) | 2,344 | 2,639 | 21,830 |
| Accrued expenses and other current liabilities | 16,693 | 15,548 | 155,446 |
| Total current liabilities | 141,449 | 167,626 | 1,317,159 |
| **Long-Term Liabilities:** | | | |
| Long-term debt (Note 5) | 85,341 | 51,842 | 794,680 |
| Other (Note 2-h) | 804 | 902 | 7,487 |
| Total long-term liabilities | 86,145 | 52,744 | 802,167 |
| **Minority Interests in Consolidated Subsidiaries** | 2,535 | 679 | 23,599 |
| **Shareholders' Equity** (Note 10): | | | |
| Common stock | | | |
| Authorized 1,000,000,000 shares | | | |
| Issued: | | | |
| March 31, 2005—399,167,695 shares | | | |
| March 31, 2004—399,167,695 shares | 68,259 | 68,259 | 635,617 |
| Capital reserve | 94,757 | 94,757 | 882,360 |
| Retained earnings | 5,519 | 2,755 | 51,398 |
| Differences on revaluation of other marketable securities | 1,575 | 1,647 | 14,668 |
| Foreign currency translation adjustments | (67,966) | (73,505) | (632,889) |
| | 102,144 | 93,913 | 951,154 |
| Treasury stock | (56) | (47) | (521) |
| Total shareholders' equity | 102,088 | 93,866 | 950,633 |
| **Contingent Liabilities** (Notes 12 and 13) | | | |
| **Total Liabilities, Minority Interests in Consolidated Subsidiaries and Shareholders' Equity** | ¥332,217 | ¥314,915 | $3,093,558 |

## Consolidated Statements of Income

*Years ended March 31, 2005, 2004 and 2003*

| | Millions of yen 2005 | Millions of yen 2004 | Millions of yen 2003 | Thousands of U.S. dollars (Note 3) 2005 |
|---|---|---|---|---|
| **Net Sales** (Note 4) | ¥294,422 | ¥268,574 | ¥272,202 | $2,741,620 |
| **Cost of Sales** (Notes 4 and 9) | 232,019 | 203,261 | 203,500 | 2,160,531 |
| Gross profit | 62,403 | 65,313 | 68,702 | 581,089 |
| **Selling, General and Administrative Expenses** (Notes 2-i and 9) | 48,320 | 47,209 | 49,350 | 449,948 |
| Operating income | 14,083 | 18,104 | 19,352 | 131,141 |
| **Other Income (Expenses):** | | | | |
| Interest income | 145 | 111 | 243 | 1,352 |
| Equity in income of unconsolidated subsidiaries and affiliates | 13 | 3 | 10 | 129 |
| Prior year's adjustment of losses on liquidation of subsidiaries and affiliates | — | 325 | — | — |
| Reversal of reserve for liquidation of switching power supplies and related businesses | — | 441 | — | — |
| Interest expense | (3,361) | (3,213) | (4,765) | (31,300) |
| Gains on sales of investment securities and investment securities in affiliates | — | 882 | 3 | — |
| Losses on devaluation of investment securities | (619) | — | (4,945) | (5,770) |
| Foreign currency exchange losses (Note 2-b) | (755) | (771) | (506) | (7,032) |
| Losses on sales and disposals of tangible fixed assets | (1,019) | (747) | (712) | (9,494) |
| Losses on liquidation of subsidiaries and affiliates | (270) | — | (1,843) | (2,514) |
| Losses on liquidation of switching power supplies and related businesses | — | — | (3,144) | — |
| Environment-related expenses incurred by U.S. subsidiaries | — | — | (1,206) | — |
| Other, net | (439) | (2,177) | (1,992) | (4,080) |
| | (6,305) | (5,146) | (18,857) | (58,709) |
| **Income before Income Taxes and Minority Interests** | 7,778 | 12,958 | 495 | 72,432 |
| **Income Taxes** (Note 6): | | | | |
| Current | 5,943 | 4,412 | 4,276 | 55,344 |
| Deferred (benefit) | (430) | 2,798 | (1,370) | (4,005) |
| | 5,513 | 7,210 | 2,906 | 51,339 |
| **Minority Interests** | (3,316) | (271) | 23 | (30,879) |
| **Net Income (Loss)** | ¥ 5,581 | ¥ 6,019 | ¥ (2,434) | $ 51,972 |

| | Yen 2005 | Yen 2004 | Yen 2003 | U.S. dollars (Note 3) 2005 |
|---|---|---|---|---|
| **Per Share Data** (Note 11): | | | | |
| Net income (loss): | | | | |
| Basic | ¥13.93 | ¥15.08 | ¥(6.10) | $0.13 |
| Diluted | 13.27 | 14.51 | (4.85) | 0.12 |
| Cash dividends applicable to the year | 7.00 | 7.00 | 7.00 | 0.07 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

## Consolidated Statements of Shareholders' Equity

*Millions of yen*

| | Number of Shares of Common Stock | Common Stock | Capital Reserve | Retained Earnings (Note 10) | Differences on Revaluation of Other Marketable Securities | Foreign Currency Translation Adjustments | Treasury Stock |
|---|---|---|---|---|---|---|---|
| **Balance at March 31, 2002** | 399,167,695 | ¥68,259 | ¥94,757 | ¥ 4,774 | ¥(1,719) | ¥(53,333) | ¥ (6) |
| Net loss | — | — | — | (2,434) | — | — | — |
| Cash dividends | — | — | — | (2,794) | — | — | — |
| Other | — | — | — | — | 1,682 | (10,941) | (32) |
| **Balance at March 31, 2003** | 399,167,695 | 68,259 | 94,757 | (454) | (37) | (64,274) | (38) |
| Net income | — | — | — | 6,019 | — | — | — |
| Cash dividends | — | — | — | (2,794) | — | — | — |
| Other | — | — | — | (16) | 1,684 | (9,231) | (9) |
| **Balance at March 31, 2004** | **399,167,695** | **68,259** | **94,757** | **2,755** | **1,647** | **(73,505)** | **(47)** |
| Net income | — | — | — | **5,581** | — | — | — |
| Cash dividends | — | — | — | **(2,793)** | — | — | — |
| Bonuses to directors and corporate auditors | — | — | — | **(24)** | — | — | — |
| Other | — | — | — | **(0)** | **(72)** | **5,539** | **(9)** |
| **Balance at March 31, 2005** | **399,167,695** | **¥68,259** | **¥94,757** | **¥ 5,519** | **¥ 1,575** | **¥(67,966)** | **¥(56)** |

*Thousands of U.S. dollars (Note 3)*

| | Number of Shares of Common Stock | Common Stock | Capital Reserve | Retained Earnings (Note 10) | Differences on Revaluation of Other Marketable Securities | Foreign Currency Translation Adjustments | Treasury Stock |
|---|---|---|---|---|---|---|---|
| **Balance at March 31, 2004** | **399,167,695** | **$635,617** | **$882,360** | **$ 25,661** | **$15,344** | **$(684,476)** | **$(435)** |
| Net income | — | — | — | **51,972** | — | — | — |
| Cash dividends | — | — | — | **(26,012)** | — | — | — |
| Bonuses to directors and corporate auditors | — | — | — | **(219)** | — | — | — |
| Other | — | — | — | **(4)** | **(676)** | **51,587** | **(86)** |
| **Balance at March 31, 2005** | **399,167,695** | **$635,617** | **$882,360** | **$ 51,398** | **$14,668** | **$(632,889)** | **$(521)** |

The accompanying notes to consolidated financial statements are an integral part of these statements.

## Consolidated Statements of Cash Flows

*Years ended March 31, 2005, 2004 and 2003*

| | Millions of yen | | | Thousands of U.S. dollars (Note 3) |
|---|---|---|---|---|
| | **2005** | 2004 | 2003 | **2005** |
| **Cash Flows from Operating Activities:** | | | | |
| Income before income taxes and minority interests | ¥ 7,778 | ¥ 12,958 | ¥ 495 | $ 72,432 |
| Depreciation and amortization | 22,462 | 21,705 | 22,826 | 209,169 |
| Amortization of consolidation adjustments | 1,083 | 1,023 | 1,189 | 10,089 |
| Interest and dividend income | (182) | (138) | (292) | (1,699) |
| Interest expense | 3,361 | 3,213 | 4,765 | 31,300 |
| Losses on sales and disposals of tangible fixed assets | 718 | 664 | 678 | 6,686 |
| Losses on liquidation of subsidiaries and affiliates | — | — | 1,843 | — |
| Increase in notes and accounts receivable | (1,020) | (7,734) | (4,070) | (9,504) |
| (Increase) decrease in inventories | (1,597) | (1,883) | 3,972 | (14,873) |
| Increase (decrease) in notes and accounts payable | 1,283 | (386) | (1,585) | 11,951 |
| Other | 1,256 | (678) | 11,732 | 11,690 |
| Total adjustments | 35,142 | 28,744 | 41,553 | 327,241 |
| Interest and dividends received | 183 | 176 | 266 | 1,711 |
| Interest paid | (3,388) | (3,197) | (5,087) | (31,550) |
| Income tax paid | (4,351) | (4,009) | (4,453) | (40,518) |
| Net cash provided by operating activities | 27,586 | 21,714 | 32,279 | 256,884 |
| **Cash Flows from Investing Activities:** | | | | |
| Purchase of tangible fixed assets | (23,060) | (18,825) | (16,382) | (214,732) |
| Proceeds from sales of tangible fixed assets | 2,173 | 2,372 | 662 | 20,236 |
| Purchase of intangible fixed assets | (3,059) | — | — | (28,490) |
| Net proceeds from acquisition of shares in subsidiaries | 71 | — | — | 667 |
| Proceeds from sales of shares in subsidiaries | — | 385 | — | — |
| Increase (decrease) in loans receivable | (67) | (156) | 78 | (628) |
| Other, net | 153 | 1,292 | (591) | 1,421 |
| Net cash used in investing activities | (23,789) | (14,932) | (16,233) | (221,526) |
| **Cash Flows from Financing Activities:** | | | | |
| Proceeds from (repayment of) long-term debt | (5,909) | 6,368 | (12,663) | (55,020) |
| Cash dividends paid | (2,793) | (2,794) | (2,794) | (26,013) |
| Cash dividends paid to minority shareholders | (16) | (27) | — | (158) |
| Other, net | (54) | 844 | (14) | (499) |
| Net cash provided by (used in) financing activities | (8,772) | 4,391 | (15,471) | (81,690) |
| **Effect of Exchange Rate Changes on Cash and Cash Equivalents** | 358 | (570) | (350) | 3,341 |
| Net increase (decrease) in cash and cash equivalents | (4,617) | 10,603 | 225 | (42,991) |
| **Cash and Cash Equivalents at Beginning of Year** | 24,780 | 14,177 | 13,952 | 230,749 |
| **Increase in Cash and Cash Equivalents Due to Establishment of a Joint Venture** | 1,596 | — | — | 14,864 |
| **Cash and Cash Equivalents at End of Year** | ¥ 21,759 | ¥ 24,780 | ¥ 14,177 | $ 202,622 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

## 1. Basis of Presenting Financial Statements

The accompanying consolidated financial statements of Minebea Co., Ltd. (the "Company"), and its consolidated domestic and overseas subsidiaries are stated in Japanese yen, the accounts of which are maintained in accordance with the accounting principles generally accepted in the respective countries and audited by independent auditors in those countries.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Ministry of Finance in Japan as required by the Securities and Exchange Law of Japan, in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards. For the purpose of this annual report, certain reclassifications have been made and additional information provided to present the accompanying consolidated financial statements in a format that is familiar to readers outside Japan.

## 2. Summary of Significant Accounting Policies

**a) Principles of consolidation**

The accompanying consolidated financial statements include the accounts of the Company and 48 affiliated companies, including 47 consolidated subsidiaries and one nonconsolidated affiliate. All significant intercompany balances, intercompany transactions and unrealized profits have been eliminated in consolidation.

**b) Translation of foreign currencies**

Monetary assets and liabilities denominated in overseas currencies are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for certain accounts that were hedged by forward exchange contracts. Translation differences arising from the translation of the financial statements denominated in overseas currencies are recorded as minority interests in consolidated subsidiaries and foreign currency translation adjustments, in shareholders' equity.

Financial statement items of consolidated overseas subsidiaries are translated into Japanese yen as follows:

| | |
|---|---|
| Balance sheet items | At the rates of exchange prevailing at the balance sheet date |
| Statement of income items | At the average rate of exchange during the fiscal year |

**c) Cash equivalents**

All highly liquid investments with a maturity of three months or less when purchased are considered to be "cash equivalents."

**d) Allowance for doubtful receivables**

Allowance for doubtful receivables of the Company and its consolidated domestic subsidiaries is provided for normal receivables based on the historical write-off rate and an estimate of uncollectible amounts for doubtful receivables on a specific identification basis. Allowance for doubtful receivables of consolidated overseas subsidiaries is generally provided for estimated uncollectible receivables.

Allowance for doubtful receivables provided for consolidated subsidiary receivables is eliminated for consolidation purposes. Allowance for doubtful receivables as of March 31, 2005 and 2004, were sufficient to cover the estimated uncollectible receivables.

**e) Inventories**

Inventories of the Company and its consolidated domestic subsidiaries are stated primarily at cost, being determined by the moving average method, and those of its consolidated overseas subsidiaries are stated at the lower of cost or market, being determined by the first-in, first-out method or the moving average method.

Inventories as of March 31, 2005 and 2004, comprised the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2005 | 2004 | 2005 |
| Merchandise and finished goods | ¥25,096 | ¥22,320 | $233,692 |
| Work in process | 9,920 | 9,451 | 92,375 |
| Raw materials | 8,486 | 7,384 | 79,019 |
| Supplies | 3,461 | 2,379 | 32,227 |
| | ¥46,963 | ¥41,534 | $437,313 |

**f) Tangible fixed assets**

Tangible fixed assets is stated at cost. Depreciation of the Company and its consolidated domestic subsidiaries is computed by the declining balance method based upon the estimated useful lives of the assets, whereas depreciation of consolidated overseas subsidiaries is computed primarily by the straight-line method based upon the estimated useful lives of the assets. Maintenance and normal repair expenses are charged against income as incurred, while significant renewals and improvements are capitalized.

**g) Investments in securities**

Investments in securities consist of equity securities of listed and unlisted companies. Securities held by the Company or its domestic subsidiaries with quoted market values are stated at the closing quoted value price on March 31, 2005. Resulting valuation gains and losses are included, after the application of tax effect accounting, in shareholders' equity in the consolidated balance sheets. Those securities with no quoted market value are stated at cost by the moving average method.

| | Millions of yen | | | | | | Thousands of U.S. dollars | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2005 | | | 2004 | | | 2005 | | |
| | Acquisition cost | Carrying value | Unrealized gain (loss) | Acquisition cost | Carrying value | Unrealized gain (loss) | Acquisition cost | Carrying value | Unrealized gain (loss) |
| Equity securities | ¥3,105 | ¥5,687 | ¥2,582 | ¥3,071 | ¥5,772 | ¥2,701 | $28,913 | $52,956 | $24,043 |

The aggregate acquisition cost and market value of securities held by the Company and its consolidated domestic subsidiaries as of March 31, 2005, are as follows:

| | Millions of yen |
|---|---|
| Aggregate acquisition cost: | |
| Current | ¥ — |
| Noncurrent | 3,105 |
| | ¥3,105 |
| Aggregate market value: | |
| Current | ¥ — |
| Noncurrent | 5,687 |
| | ¥5,687 |

**h) Accounting for retirement benefits**

With effect from April 1, 2000, the Company and its consolidated domestic subsidiaries have adopted the accounting standards for retirement benefits. To provide for the payment of retirement benefits to employees, the Company makes provisions based on the projected benefit obligations and the estimated plan assets as of March 31, 2005. The net transition amount of ¥3,050 million resulting from adoption of the new accounting standards is amortized over five years using the straight-line method as other (expenses).

Actuarial gains and losses are amortized using the straight-line method over the average remaining service period of employees (5–15 years), from the period subsequent to the period in which they are incurred.

Certain of the Company's overseas subsidiaries have employee defined-benefit pension plans. To provide for the payment of retirement benefits to employees, these companies make provisions based on the projected benefit obligations and estimated plan assets as of March 31, 2005.

Unrecognized prior service cost is amortized using the straight-line method over a period of 10 years as cost.

Actuarial gains and losses are amortized using the straight-line method over a period of 10 years, from the period subsequent to the period in which they are incurred.

**Retirement benefit plans**

Projected benefit obligations, net retirement benefit costs and assumptions used for calculation for the years ended March 31, 2005 and 2004, are as follows:

| | *Millions of yen* | | *Thousands of U.S. dollars* |
|---|---|---|---|
| **Projected Benefit Obligations** | **2005** | 2004 | **2005** |
| Projected benefit obligations | ¥(23,030) | ¥(20,489) | $(214,452) |
| Plan assets at fair value | 19,638 | 15,978 | 182,866 |
| Unfunded projected benefit obligations | (3,392) | (4,511) | (31,586) |
| Unrecognized transitional obligations | — | 610 | — |
| Unrecognized prior service cost | 15 | — | 140 |
| Unrecognized actuarial losses | 3,076 | 3,348 | 28,643 |
| Net amount recognized on consolidated balance sheets | (301) | (553) | (2,803) |
| Prepaid pension cost | 5 | — | 47 |
| Accrued retirement benefits | ¥ (306) | ¥ (553) | $ (2,850) |

| | *Millions of yen* | | *Thousands of U.S. dollars* |
|---|---|---|---|
| **Net Retirement Benefit Costs** | **2005** | 2004 | **2005** |
| Services cost | ¥1,059 | ¥1,081 | $ 9,861 |
| Interest cost | 885 | 666 | 8,241 |
| Expected return on plan assets | (869) | (143) | (8,092) |
| Amortization of transitional obligations | 609 | 610 | 5,671 |
| Amortization of prior service cost | 2 | — | 19 |
| Amortization of actuarial losses | 450 | 765 | 4,190 |
| Retirement benefit costs | ¥2,136 | ¥2,979 | $19,890 |

| **Assumption Used for Calculation** | **2005** | 2004 |
|---|---|---|
| Discount rate | mainly 2.5% | mainly 2.5% |
| Expected rate of return on plan assets | mainly 2.5% | mainly 2.5% |
| Allocation of estimated amount of all retirement benefits to be paid at future retirement dates | Equally to each service year using the estimated number of total service years | Equally to each service year using the estimated number of total service years |

**i) Consolidation adjustments**

Excess of cost over net assets acquired for business acquisitions is amortized, amounting to ¥1,083 million in fiscal 2005 and ¥1,023 million in fiscal 2004, on a straight-line basis over a period ranging from five to 40 years.

**j) Reclassifications**

Certain reclassifications of previous years' figures have been made to conform with the current year's classification.

## 3. Translation into U.S. Dollars

The accompanying financial statements are expressed in Japanese yen and, solely for the convenience of the reader, have also been translated into U.S. dollar amounts at the rate of ¥107.39=US$1, the approximate rate of exchange on March 31, 2005. The translations should not be construed as representations that the Japanese yen amounts have been, could have been or could in the future be converted into U.S. dollars.

## 4. Investments in Affiliates

Summarized financial information for all affiliates as of March 31, 2005 and 2004, and for the years then ended, is as follows:

| | *Millions of yen* | | *Thousands of U.S. dollars* |
|---|---|---|---|
| **Financial Position** | **2005** | 2004 | **2005** |
| **Assets:** | | | |
| Current assets | **¥316** | ¥ 704 | **$2,943** |
| Other assets, including tangible fixed assets | **506** | 512 | **4,714** |
| | **¥822** | ¥1,216 | **$7,657** |
| **Liabilities and shareholders' equity:** | | | |
| Current liabilities | **¥ 59** | ¥ 306 | **$ 548** |
| Noncurrent liabilities | **240** | 258 | **2,235** |
| Shareholders' equity | **523** | 652 | **4,874** |
| | **¥822** | ¥1,216 | **$7,657** |

| | *Millions of yen* | | *Thousands of U.S. dollars* |
|---|---|---|---|
| **Results of Operations** | **2005** | 2004 | **2005** |
| Net sales | **¥453** | ¥1,207 | **$4,225** |
| Cost and expenses | **415** | 1,201 | **3,864** |
| Net income | **¥ 38** | ¥ 6 | **$ 361** |

Summarized below are the significant transactions of the Company and its consolidated subsidiaries with affiliates for the years ended March 31, 2005 and 2004, and the related account balances as of March 31, 2005 and 2004:

| | *Millions of yen* | | *Thousands of U.S. dollars* |
|---|---|---|---|
| | **2005** | 2004 | **2005** |
| Transactions: | | | |
| Sales | **¥248** | ¥276 | **$2,315** |
| Purchases | — | 0 | — |
| Account balances: | | | |
| Notes and accounts receivable | — | 91 | — |
| Notes and accounts payable | **0** | 0 | **0** |

## 5. Short-Term Loans Payable and Long-Term Debt

Short-term loans payable consists of notes payable to banks and commercial paper, principally due in 30 to 180 days. The average annual interest rates for short-term loans payable are 1.24% and 1.07% for the years ended March 31, 2005 and 2004, respectively. The rates for commercial paper were 0.01% on March 31, 2005, and 0.02% on March 31, 2004.

| | *Millions of yen* | | *Thousands of U.S. dollars* |
|---|---|---|---|
| | **2005** | 2004 | **2005** |
| Notes payable to banks | **¥81,256** | ¥72,195 | **$756,645** |
| Commercial paper | — | 4,000 | — |
| Total | **¥81,256** | ¥76,195 | **$756,645** |

The aggregate annual maturities of long-term debt outstanding as of March 31, 2005, are as follows:

| | *Millions of yen* | *Thousands of U.S. dollars* |
|---|---|---|
| 2006 | ¥ 5,856 | $ 54,526 |
| 2007 | 10,341 | 96,291 |
| 2008 | — | — |
| 2009 | 27,000 | 251,420 |
| 2010 and thereafter | 48,000 | 446,969 |
| | ¥91,197 | $849,206 |

The following is a summary of terms of exercise of warrants:

| | *Exercise price for conversion per share of common stock as of March 31, 2005* | *Exchange rate applicable upon conversion* | *Exercise of warrants or redemption at the option by the Company* |
|---|---|---|---|
| 1.55% unsecured bonds with warrants payable in Japanese yen due 2005 | ¥1,350.00 | — | Exercisable into common stock from May 20, 2003 to September 30, 2005 |

Note: Exercise or conversion prices are subject to adjustments in certain events such as stock dividends, free share distributions and combinations or reclassifications of the common stock. If all warrants were converted or exercised as of March 31, 2005, 3,291,879 shares of common stock would have been issued.

Long-term debt as of March 31, 2005 and 2004, consists of the following:

| | *Millions of yen* | | *Thousands of U.S. dollars* |
|---|---|---|---|
| | 2005 | 2004 | 2005 |
| 0.65% unsecured convertible bonds payable in Japanese yen due 2005 | ¥ — | ¥27,080 | $ — |
| 2.85% unsecured bonds payable in Japanese yen due 2005 | — | 10,000 | — |
| 3.0% unsecured bonds payable in Japanese yen due 2008 | 15,000 | 15,000 | 139,678 |
| 0.655% unsecured bonds payable in Japanese yen due 2007 | 3,000 | 3,000 | 27,935 |
| 1.39% unsecured bonds payable in Japanese yen due 2010 | 10,000 | 10,000 | 93,119 |
| 1.26% unsecured bonds payable in Japanese yen due 2011 | 10,000 | — | 93,119 |
| 1.55% unsecured bonds with warrants payable in Japanese yen due 2005 | 4,000 | 4,000 | 37,247 |
| 0.57% to 7.78% loans from banks, other | 49,197 | 26,210 | 458,108 |
| | 91,197 | 95,290 | 849,206 |
| Less current portion | 5,856 | 43,448 | 54,526 |
| | ¥85,341 | ¥51,842 | $794,680 |

## 6. Income Taxes

The Company and its consolidated domestic subsidiaries are subject to a number of different taxes based on income which, in the aggregate, resulted in an effective statutory rate of 39% for fiscal 2005 and 2004.

The income taxes of consolidated overseas subsidiaries are generally levied at lower rates than those currently applied in Japan. In addition, consolidated subsidiaries in Thailand are granted a status by the Promotion of Investment Act, whereby earnings derived from the manufacture or sale of qualifying products are fully exempt from Thai income tax for a period of three to eight years.

The income tax effect is recognized for temporary differences resulting from elimination of intercompany profit and certain adjustments made in the accompanying consolidated financial statements.

Deferred income taxes of ¥10,064 million and ¥11,853 million as of March 31, 2005 and 2004, respectively, are included in the accompanying consolidated balance sheets, as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| **Deferred Tax Assets** | 2005 | 2004 | 2005 |
| Accrued bonuses to employees in excess of tax limit | ¥ 639 | ¥ 744 | $ 5,952 |
| Accrued retirement benefits in excess of tax limit | — | 93 | — |
| Loss on devaluation of investment securities | 1,698 | 1,519 | 15,809 |
| Allowance for doubtful receivables in excess of tax limit | 2,429 | 1,489 | 22,620 |
| Unrealized gains on sales of inventories | 1,822 | 2,046 | 16,964 |
| Operating losses carried forward | 2,823 | 5,406 | 26,289 |
| Foreign tax credit carried forward | 1,360 | 1,539 | 12,664 |
| Other | 1,377 | 939 | 12,817 |
| Total deferred tax assets | ¥12,148 | ¥13,775 | $113,115 |

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| **Deferred Tax Liabilities** | 2005 | 2004 | 2005 |
| Depreciation of overseas subsidiaries | ¥ 897 | ¥ 720 | $ 8,348 |
| Differences on revaluation of other marketable securities | 1,007 | 1,054 | 9,378 |
| Other | 180 | 148 | 1,676 |
| Total deferred tax liabilities | 2,084 | 1,922 | 19,402 |
| Net deferred tax assets | ¥10,064 | ¥11,853 | $93,713 |

The reconciliation of the statutory tax rate in Japan and the effective tax rates appearing in the consolidated statements of income for the years ended March 31, 2005 and 2004, is shown below:

| | 2005 | 2004 |
|---|---|---|
| Statutory tax rate in Japan | 39.0% | 39.0% |
| Adjustments: | | |
| Amortization of consolidated adjustments | 5.2 | 3.0 |
| Difference of rates applied to overseas subsidiaries | (45.5) | (17.3) |
| Valuation allowance for operating losses of consolidated subsidiaries | 21.3 | — |
| Nontaxable dividend income | 50.2 | 32.6 |
| Other | 0.6 | (1.7) |
| Effective income tax rate | 70.8% | 55.6% |

## 7. Leases

Pro forma information for finance leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee, is as follows:

### Acquisition Cost, Accumulated Depreciation and Net Book Value of Leased Assets

*Millions of yen*

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | *Acquisition cost* | *Accumulated depreciation* | *Net book value* | *Acquisition cost* | *Accumulated depreciation* | *Net book value* |
| Buildings and structures | ¥1,269 | ¥ 585 | ¥ 684 | ¥1,196 | ¥ 657 | ¥ 538 |
| Machinery and equipment | 2,736 | 1,476 | 1,260 | 3,079 | 1,721 | 1,358 |
| Software | 42 | 31 | 11 | — | — | — |
| | ¥4,047 | ¥2,092 | ¥1,955 | ¥4,275 | ¥2,378 | ¥1,896 |

*Thousands of U.S. dollars*

| | 2005 | | |
|---|---|---|---|
| | *Acquisition cost* | *Accumulated depreciation* | *Net book value* |
| Buildings and structures | $11,822 | $ 5,453 | $ 6,369 |
| Machinery and equipment | 25,482 | 13,747 | 11,735 |
| Software | 394 | 290 | 104 |
| | $37,698 | $19,490 | $18,208 |

Note: Because the outstanding future lease payments at the balance sheet date are not material as compared with the year-end balance of tangible assets, the interest portion is included in the pro forma amounts of acquisition cost.

**Outstanding Future Lease Payments Payable**

| | *Millions of yen* | | *Thousands of U.S. dollars* |
|---|---|---|---|
| | **2005** | 2004 | **2005** |
| Due within one year | **¥ 892** | ¥ 946 | **$ 8,311** |
| Due after one year | **1,063** | 950 | **9,897** |
| | **¥1,955** | ¥1,896 | **$18,208** |

Note: Because the outstanding future lease payments payable at the balance sheet date is not material as compared with the year-end balance of tangible fixed assets, the interest portion is included in the pro forma amounts of outstanding future lease payments payable.

**Actual Lease Payments and Depreciation Expense**

| | *Millions of yen* | | *Thousands of U.S. dollars* |
|---|---|---|---|
| | **2005** | 2004 | **2005** |
| Actual lease payments | **¥1,209** | ¥1,242 | **$11,262** |
| Depreciation | **1,209** | 1,242 | **11,262** |

Depreciation of leased assets is computed on the straight-line method over the lease term with no residual value.

**8. Derivatives**

The Company and its consolidated subsidiaries have entered into forward exchange contracts on foreign currency-denominated receivables and payables related to actual and future import and export transactions to hedge certain risks related to fluctuations in foreign currency exchange rates. In principal, forward exchange contracts are carried at contract rate in the consolidated balance sheets, while changes in their fair value are deferred and recognized in earnings. However, the Company and its consolidated subsidiaries adhere to a policy of maintaining the outstanding balance of these instruments within the amounts of hedged foreign currency-denominated receivables and payables.

The execution of derivative transactions is controlled by the Finance Department. It is the policy of the Company and its consolidated subsidiaries to utilize forward exchange contracts solely for the purpose of hedging foreign currency position-related risks.

In line with internal risk management policies, the Company and its consolidated subsidiaries cover receivables and payables denominated in foreign currencies with forward exchange contracts denominated in the same currency, in the same amount and executed on the same day. Accordingly, the hedging relationships between the derivative financial instrument and the hedged item are highly effective in offsetting changes in currency exchange rates.

There are no derivative financial instruments for which hedge accounting is not applied as of March 31, 2005 and 2004.

**9. Research and Development Expenses**

Research and development expenses incurred by the Company and its consolidated subsidiaries are included in selling, general and administrative expenses and cost of sales.

Research and development expenses for the years ended March 31, 2005 and 2004, amounted to ¥10,012 million and ¥9,639 million, respectively.

## 10. Shareholders' Equity

The Commercial Code of Japan provides that an amount equivalent to at least 10% of appropriation of retained earnings paid with respect to each financial period be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock. The legal reserve may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to the common stock account by resolution of the Board of Directors. Additional paid-in capital and the legal reserve may also be drawn down up to an amount that equals 25% of the common stock. In line with consolidated accounting procedures in Japan, additional paid-in capital is included in capital reserve and the legal reserve is included in retained earnings.

Appropriation of retained earnings with respect to cash dividends, bonuses to directors and corporate auditors, and transfer to the legal reserve are subject to the resolution of the general shareholders' meeting. The accompanying consolidated financial statements reflect appropriations approved or to be approved by shareholders subsequent to the fiscal years ended March 31, 2005 and 2004.

## 11. Per Share Data

Dividends per share shown in the consolidated statements of income have been presented on an accrual basis and include, in each fiscal year, dividends approved or to be approved after the fiscal year-end but applicable to the fiscal year.

Basic net income per share is based on the weighted average number of shares of common stock outstanding during each year.

Diluted net income per share is computed using the weighted average number of shares of common stock during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds. In calculating diluted net income per share, net income is adjusted, by interest expense net of income taxes, on the convertible bonds when such bonds are dilutive.

The number of shares used in calculating net income per share for the years ended March 31, 2005 and 2004, is as follows:

| | *Thousands of shares* | |
|---|---|---|
| | **2005** | 2004 |
| Basic | **399,074** | 399,090 |
| Diluted | **426,934** | 426,950 |

## 12. Litigation

As of March 31, 2005, there are no material claims outstanding or threatened against the Company or its consolidated subsidiaries.

## 13. Contingent Liabilities

The Company and its consolidated subsidiaries had no contingent liabilities as of March 31, 2005.

## 14. Segment Information

The Company and its consolidated subsidiaries are engaged in two business segments: machined components, which includes bearings and bearing-related products, notably ball bearings, rod-end and spherical bearings and pivot assemblies, as well as other machined components, such as fasteners, and special machined components; and electronic devices and components, encompassing rotary components and other electronic devices and components, primarily PC keyboards and speakers.

The business segments of the Company and its consolidated subsidiaries as of March 31, 2005 and 2004, and for the years then ended are outlined as follows:

**Business Segments**

*Millions of yen*

| *Year ended March 31, 2005* | *Machined Components* | *Electronic Devices and Components* | *Total before Eliminations* | *Eliminations or Corporate* | *Total* |
|---|---|---|---|---|---|
| Sales to external customers | ¥116,105 | ¥178,317 | ¥294,422 | ¥ — | ¥294,422 |
| Internal sales | 2,194 | 390 | 2,584 | (2,584) | — |
| Total sales | 118,299 | 178,707 | 297,006 | (2,584) | 294,422 |
| Operating expenses | 96,727 | 186,196 | 282,923 | (2,584) | 280,339 |
| Operating income (loss) | 21,572 | (7,489) | 14,083 | — | 14,083 |
| Assets | 194,180 | 214,142 | 408,322 | (76,105) | 332,217 |
| Depreciation and amortization | 10,401 | 12,061 | 22,462 | — | 22,462 |
| Capital expenditure | 11,400 | 22,757 | 34,157 | — | 34,157 |

*Thousands of U.S. dollars*

| *Year ended March 31, 2005* | *Machined Components* | *Electronic Devices and Components* | *Total before Eliminations* | *Eliminations or Corporate* | *Total* |
|---|---|---|---|---|---|
| Sales to external customers | $1,081,156 | $1,660,464 | $2,741,620 | $ — | $2,741,620 |
| Internal sales | 20,434 | 3,630 | 24,064 | (24,064) | — |
| Total sales | 1,101,590 | 1,664,094 | 2,765,684 | (24,064) | 2,741,620 |
| Operating expenses | 900,710 | 1,733,833 | 2,634,543 | (24,064) | 2,610,479 |
| Operating income (loss) | 200,880 | (69,739) | 131,141 | — | 131,141 |
| Assets | 1,808,178 | 1,994,061 | 3,802,239 | (708,681) | 3,093,558 |
| Depreciation and amortization | 96,858 | 112,311 | 209,169 | — | 209,169 |
| Capital expenditure | 106,162 | 211,906 | 318,068 | — | 318,068 |

*Millions of yen*

| *Year ended March 31, 2004* | *Machined Components* | *Electronic Devices and Components* | *Total before Eliminations* | *Eliminations or Corporate* | *Total* |
|---|---|---|---|---|---|
| Sales to external customers | ¥111,693 | ¥156,881 | ¥268,574 | ¥ — | ¥268,574 |
| Internal sales | 2,191 | 15 | 2,206 | (2,206) | — |
| Total sales | 113,884 | 156,896 | 270,780 | (2,206) | 268,574 |
| Operating expenses | 94,379 | 158,297 | 252,676 | (2,206) | 250,470 |
| Operating income (loss) | 19,505 | (1,401) | 18,104 | — | 18,104 |
| Assets | 189,741 | 196,918 | 386,659 | (71,744) | 314,915 |
| Depreciation and amortization | 10,811 | 10,894 | 21,705 | — | 21,705 |
| Capital expenditure | 4,168 | 14,929 | 19,097 | — | 19,097 |

The geographic segments of the Company and its consolidataed subsidiaries as of March 31, 2005 and 2004, and for the years then ended are outlined as follows:

**Geographic Segments**

*Millions of yen*

| *Year ended March 31, 2005* | *Japan* | *Asia (excluding Japan)* | *North and South America* | *Europe* | *Total before Eliminations* | *Eliminations or Corporate* | *Total* |
|---|---|---|---|---|---|---|---|
| Sales to external customers | ¥ 76,660 | ¥137,424 | ¥52,390 | ¥27,948 | ¥294,422 | ¥ — | ¥294,422 |
| Internal sales | 162,763 | 155,448 | 1,423 | 1,025 | 320,659 | (320,659) | — |
| Total sales | 239,423 | 292,872 | 53,813 | 28,973 | 615,081 | (320,659) | 294,422 |
| Operating expenses | 236,671 | 287,002 | 49,303 | 28,022 | 600,998 | (320,659) | 280,339 |
| Operating income | 2,752 | 5,870 | 4,510 | 951 | 14,083 | — | 14,083 |
| Assets | 169,239 | 223,995 | 32,442 | 20,300 | 445,976 | (113,759) | 332,217 |

*Thousands of U.S. dollars*

| Year ended March 31, 2005 | Japan | Asia (excluding Japan) | North and South America | Europe | Total before Eliminations | Eliminations or Corporate | Total |
|---|---|---|---|---|---|---|---|
| Sales to external customers | $ 713,853 | $1,279,673 | $487,847 | $260,247 | $2,741,620 | $ — | $2,741,620 |
| Internal sales | 1,515,629 | 1,447,508 | 13,249 | 9,546 | 2,985,932 | (2,985,932) | — |
| Total sales | 2,229,482 | 2,727,181 | 501,096 | 269,793 | 5,727,552 | (2,985,932) | 2,741,620 |
| Operating expenses | 2,203,852 | 2,672,518 | 459,099 | 260,942 | 5,596,411 | (2,985,932) | 2,610,479 |
| Operating income | 25,630 | 54,663 | 41,997 | 8,851 | 131,141 | — | 131,141 |
| Assets | 1,575,933 | 2,085,814 | 302,095 | 189,039 | 4,152,881 | (1,059,323) | 3,093,558 |

*Millions of yen*

| Year ended March 31, 2004 | Japan | Asia (excluding Japan) | North and South America | Europe | Total before Eliminations | Eliminations or Corporate | Total |
|---|---|---|---|---|---|---|---|
| Sales to external customers | ¥ 68,760 | ¥121,072 | ¥48,726 | ¥30,016 | ¥268,574 | ¥ — | ¥268,574 |
| Internal sales | 138,158 | 125,129 | 2,859 | 1,387 | 267,533 | (267,533) | — |
| Total sales | 206,918 | 246,201 | 51,585 | 31,403 | 536,107 | (267,533) | 268,574 |
| Operating expenses | 202,035 | 235,438 | 49,501 | 31,029 | 518,003 | (267,533) | 250,470 |
| Operating income | 4,883 | 10,763 | 2,084 | 374 | 18,104 | — | 18,104 |
| Assets | 166,277 | 201,194 | 29,173 | 20,075 | 416,719 | (101,804) | 314,915 |

Overseas sales of the Company and its consolidated subsidiaries for the years ended March 31, 2005 and 2004, are summarized as follows:

**Overseas Sales**

*Millions of yen*

| Year ended March 31, 2005 | To Asia (excluding Japan) | To North and South America | To Europe | Total |
|---|---|---|---|---|
| Overseas sales | ¥140,229 | ¥46,013 | ¥29,505 | ¥215,747 |
| Consolidated net sales | | | | ¥294,422 |
| Overseas sales as a percentage of consolidated net sales | 47.6% | 15.7% | 10.0% | 73.3% |

*Thousands of U.S. dollars*

| Year ended March 31, 2005 | To Asia (excluding Japan) | To North and South America | To Europe | Total |
|---|---|---|---|---|
| Overseas sales | $1,305,797 | $428,466 | $274,749 | $2,009,012 |
| Consolidated net sales | | | | $2,741,620 |
| Overseas sales as a percentage of consolidated net sales | 47.6% | 15.7% | 10.0% | 73.3% |

*Millions of yen*

| Year ended March 31, 2004 | To Asia (excluding Japan) | To North and South America | To Europe | Total |
|---|---|---|---|---|
| Overseas sales | ¥121,598 | ¥45,336 | ¥32,238 | ¥199,172 |
| Consolidated net sales | | | | ¥268,574 |
| Overseas sales as a percentage of consolidated net sales | 45.3% | 16.9% | 12.0% | 74.2% |

**15. Subsequent Event**

There were no significant events subsequent to the year ended March 31, 2005.

The Board of Directors
Minebea Co., Ltd.

We have audited the accompanying consolidated balance sheets of Minebea Co., Ltd., and consolidated subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minebea Co., Ltd., and consolidated subsidiaries at March 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

June 29th, 2005

Ernst & Young ShinNihon

## Principal Subsidiaries

| Subsidiaries in Asia | Operations | Percentage of shares controlled by Minebea |
|---|---|---|
| **Japan** | | |
| NMB Electro Precision, Inc. | Manufacture and sale of fan motors | 100.0 |
| Minebea–Matsushita Motor Corporation | Manufacture and sale of electronic devices and components | 60.0 |
| **Thailand** | | |
| NMB Thai Ltd. | Manufacture and sale of ball bearings | 100.0 |
| Pelmec Thai Ltd. | Manufacture and sale of ball bearings | 100.0 |
| Minebea Thai Ltd. | Manufacture and sale of PC keyboards and motors | 100.0 |
| NMB Hi-Tech Bearings Ltd. | Manufacture and sale of ball bearings | 100.0 |
| NMB Precision Balls Ltd. | Manufacture and sale of steel balls for ball bearings | 100.0 |
| Minebea Electronics (Thailand) Co., Ltd. | Manufacture and sale of electronic devices and components | 100.0 |
| Power Electronics of Minebea Co., Ltd. | Manufacture and sale of electronic devices and components | 100.0 |
| Thai Minebea–Matsushita Motor Co., Ltd. | Manufacture and sale of electronic devices and components | 60.0 |
| **Singapore** | | |
| NMB Singapore Ltd. | Manufacture and sale of ball bearings and machinery components | 97.4 |
| Pelmec Industries (Pte.) Ltd. | Manufacture and sale of ball bearings | 100.0 |
| Minebea Technologies Pte. Ltd. | Sale of bearings and electronic devices and components | 100.0 |
| Minebea–Matsushita Motor (S) Pte. Ltd. | Manufacture and sale of electronic devices and components | 60.0 |
| **China** | | |
| Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. | Manufacture and sale of ball bearings, fan motors and measuring components | 100.0 |
| Minebea Technologies Taiwan Co., Ltd. | Sale of bearings and electronic devices and components | 100.0 |
| Minebea Trading (Shanghai) Ltd. | Sale of bearings and electronic devices and components | 100.0 |
| Minebea (Shenzhen) Ltd. | Sale of bearings and electronic devices and components | 100.0 |
| Minebea (Hong Kong) Ltd. | Sale of bearings and electronic devices and components | 100.0 |
| Zhuhai Minebea–Matsushita Motor Co., Ltd. | Manufacture and sale of electronic devices and components | 60.0 |
| **Malaysia** | | |
| Minebea–Matsushita Motor (Malaysia) Sdn. Bhd. | Manufacture and sale of electronic devices and components | 60.0 |
| **Korea** | | |
| NMB Korea Co., Ltd. | Sale of bearings and electronic devices and components | 100.0 |

| Subsidiaries in North America | Operations | Percentage of shares controlled by Minebea |
|---|---|---|
| **United States** | | |
| NMB (USA) Inc. | Holding company | 100.0% |
| New Hampshire Ball Bearings, Inc. | Manufacture and sale of bearings | 100.0 |
| Hansen Corporation | Manufacture and sale of small motors | 100.0 |
| NMB Technologies Corporation | Sale of bearings and electronic devices and components | 100.0 |

| Subsidiaries in Europe | Operations | Percentage of shares controlled by Minebea |
|---|---|---|
| **United Kingdom** | | |
| NMB-Minebea UK Ltd. | Manufacture and sale of bearings, sale of electronic devices and components | 100.0% |
| **Germany** | | |
| Precision Motors Deutsche Minebea GmbH | Development, manufacture and sale of HDD spindle motors | 100.0 |
| NMB-Minebea-GmbH | Sale of bearings and electronic devices and components | 100.0 |
| **Italy** | | |
| NMB Italia S.r.L. | Sale of bearings and electronic devices and components | 100.0 |
| **France** | | |
| NMB Minebea S.a.r.l. | Sale of bearings and electronic devices and components | 100.0 |

**Machined Components**

Bearings and Bearing-Related Products

**Miniature ball bearings**
**Small-sized ball bearings**
**Integrated-shaft ball bearings**
**Rod-end bearings**
**Spherical bearings**
**Roller bearings**
**Journal bearings**
**Pivot assemblies**
**Tape guides**

Other Machined Components

**Aerospace/automotive fasteners**
**Special machined components**
**Magnetic clutches and brakes**

# Minebea Up Close



**Electronic Devices and Components**

Rotary Components

**HDD spindle motors**
**Fan motors**
**Hybrid-type stepping motors**
**PM-type stepping motors**
**Brush DC motors**
**Vibration motors**
**Brushless DC motors**
**VR resolvers**

Other Electronic Devices and Components

- **PC keyboards**
- **Speakers**
- **Electronic devices**
  - **MOD drive subassemblies**
  - **Lighting devices for LCDs**
  - **Magnetic heads for FDDs**
  - **Backlight inverters**
- **Measuring components**
  - **Strain gauges**
  - **Load cells**

## Principal Products

### Applications

Minebea is the world's largest manufacturer of small ball bearings, up to 22mm in external diameter, and has a global market share in excess of 60%. The Company also manufactures a broad range of small motors and other electronic components for which it also enjoys a significant competitive advantage.

Bearings, the core product group in Minebea's Machined Components business segment encompasses standard ball bearings; integrated-shaft ball bearings and RO bearings, for high-end applications; and fluid dynamic bearings, which deliver outstanding quietness and robustness. The Company is positioned to respond swiftly and accurately to customers' needs in terms of quality, manufacturing cost, delivery time and supply capabilities for all of these products. Minebea is also a leading global manufacturer of bearings for highly demanding applications, such as rod-end and spherical bearings, which are used primarily by the aerospace industry.

Small motors—the mainstay of Minebea's Electronic Devices and Components business segment—include HDD spindle, fan and stepping motors, which maximize the ultraprecision machining and mass production technologies Minebea has accumulated as a manufacturer of small bearings and have given the Company outstanding competitiveness in the electronics market. This competitiveness is also evident in other products in this segment, including PC keyboards and measuring components.

**Sales by Application**

For the year ended March 31, 2005


Others
12.6%
Motors
Automobiles
Net sales:
¥294,422
million
PCs and
peripheral
equipment
37.8%
Household
electrical
appliances
10.3%
8.7%
15.5%
Aerospace
applications
Information and
telecommunications
equipment

#### Miniature and Small-Sized Ball Bearings



Each ball bearing comprises an outer ring, inner ring, balls, retainers, shields and snap rings. Essential to high-precision motors and other rotary components, ball bearings determine rotational accuracy. The average motor contains two ball bearings. Minebea manufactures more than 8,500 different types of miniature and small-sized ball bearings, most of which have external diameters of 22mm or less.

#### RO Bearings



RO bearings are high-precision bearings developed by Minebea for use in HDD spindle motors. Each RO bearing features two raceways on the inside of the outer ring and one each on the shaft and the inner ring fitted on the shaft, essentially combining the functions of two bearings in one. In addition to preventing misalignment and minimizing Non-Repeatable Run Out (NRRO), RO bearings facilitate more compact motor designs.

#### Fluid Dynamic Bearings



In an fluid dynamic bearing, a thin layer of oil or other lubricant is injected between the shaft and sleeve. The structure of the bearing features a rotating shaft, which generates a hydrodynamic force, causing the shaft to float. The noncontact construction of this bearing makes it particularly suited for improving rotational accuracy and enhancing quietness and robustness. The ultraprecision machining and mass production technologies Minebea has cultivated as a manufacturer of ball bearings also ensure a sharp competitive edge in terms of quality and manufacturing costs of fluid dynamic bearings.

#### Integrated-Shaft Ball Bearings



An integrated-shaft ball bearing has two raceways on the shaft, allowing the integration of the inner ring and shaft of two ball bearings. This facilitates more precise rotation than is possible with two independent ball bearings, making integrated-shaft ball bearings particularly suited to applications such as cylinder units for video cameras.

#### Pivot Assemblies



Pivot assemblies are fitted into the base of actuators to position HDD magnetic heads. Minebea enjoys the top share of the global market for these components. Standard pivot assemblies combine one or two ball bearings between a shaft and a graded sleeve.

#### Journal Bearings



Journal bearings are used in helicopters, primarily in the main rotor axes, and landing gear for fixed wing aircraft.

#### Rod-End Bearings



Used in aircraft components, such as wing flaps, engine and wing mounts and hatches, rod-end bearings function as joints. These bearings are also used extensively in helicopters, trains and automobiles.

#### Precision Machined Parts for Aerospace Use



These parts combine bearings and other machined components and are used primarily to join aircraft parts together.

## Markets

When Minebea started out, it primarily supplied bearings for use in aircraft instruments and dental handpieces. The advent of the videocassette recorder (VCR) in the 1970s, OA equipment in the 1980s and PCs and information and telecommunications equipment in the 1990s, however, spurred market expansion and demands for ever-higher performance, a trend that boosted demand for Minebea's ball bearings, small motors and other ultraprecision components.

In addition to continued growth, these markets are expected to see demand rise for products that offer increased energy efficiency, safety and convenience. Accordingly, demand for precision motors and control sensors is rising, particularly from manufacturers of automobiles, information and telecommunications equipment—such as cellular phones and mobile devices—and digital household electrical appliances. Accordingly, Minebea expects new opportunities to maximize the competitive edge afforded by its ultraprecision machining and mass production technologies to enhance its responsiveness and cultivate customers in these important markets.


Ball bearings
Hybrid-type stepping motors
PM-type stepping motors
Brush DC motors
Automotive market
VR resolvers with RD converters
Magnetic clutches and brakes
Fasteners
Speakers
Ball bearings
Pivot assemblies
HDD spindle motors
Hybrid-type stepping motors
PM-type stepping motors
Brushless DC motors
Brush DC motors
Fan motors
PC keyboards
Speakers
Lighting devices for LCDs
Measuring components
Household electrical appliances market
Further Market Growth
Information and telecommunications equipment market
Ball bearings
Pivot assemblies
HDD spindle motors
Hybrid-type stepping motors
PM-type stepping motors
Brushless DC motors
Fan motors
Brush DC motors
Vibration motors
PC keyboards
Speakers
MOD drive subassemblies
Lighting devices for LCDs
Measuring components
Magnetic heads for FDDs
Rod-end bearings
Spherical bearings
Ball bearings
Journal bearings
Aerospace market
Roller bearings
Fasteners
Precision machined parts

**Hybrid-Type Stepping Motors**



**PM-Type Stepping Motors**



These motors rotate at fixed angles by digitally controlled electronic pulses and are used in the paper-feeding devices of printers, copy machines, fax machines and similar equipment. Hybrid-type stepping motors combine a rotor with a permanent magnet and a magnetic body and use ball bearings. PM-type stepping motors use a permanent magnet as a rotor and contain no ball bearings.

**Fan Motors**



Fan motors are used to cool the inside of PCs and other OA equipment by directing heat outside.

**PC Keyboards**



Membrane switches, frames, cases and other key components are manufactured in-house. Minebea supplies keyboards on an original equipment manufacturer (OEM) basis to leading global PC manufacturers for use in desktop and notebook PCs.

**HDD Spindle Motors**



**HDD Spindle Motors with Fluid Dynamic Bearings**



HDD spindle motors are what cause the disks in HDDs to rotate. The precision of HDD spindle motors determines the capacity and speed of HDDs, making these components critical to HDD performance. Accordingly, HDD spindle motors must offer superior performance in terms of rotational speed and low NRRO. Minebea manufactures ball bearings, including RO bearings, and FDBs for HDD spindle motors in-house, giving it a sharp competitive edge in this key market.

**Lighting Devices for LCDs**



Minebea manufactures lighting devices for LCDs used in cellular telephones, personal digital assistants (PDAs) and other applications. These lighting devices involve front and back lights, both of which comprise white light-emitting diode (LED) chips with micro-order prisms, facilitating unparalleled brightness

**Speakers/Speaker Boxes**



Minebea capitalizes on its pressing and plastic injection-molding technologies to manufacture speakers. Speakers are also fitted into speaker boxes and supplied as units to leading global audio equipment manufacturers on an OEM basis.

## Minebea's Core Competencies

### Ultraprecision Machining Technologies

**Miniature and Small-Sized Ball Bearings: The Origin of Minebea's Ultraprecision Machining Technologies**

The raceway roundness of the inner and outer rings for ultraprecision ball bearings manufactured by Minebea for use in applications requiring high precision, such as VCR cylinders and pivot assemblies for HDDs, is less than 0.05 micron. One micron is 1/1,000th of one millimeter—a particle of cigarette smoke is between 0.01 mm and 1.0 micron. Minebea's ability to mass produce ultraprecision machined products is the root of its competitive advantage.

**An approach to production that ensures consistently superior-quality products from Minebea's 10 mass production bases worldwide**

**Snap Rings**

Snap rings are C-shaped steel wires used to affix metal shields to outer rings.



Pressing

**Shields**

Shields are fitted onto outer rings to prevent foreign matter and dirt from penetrating and lubricants from escaping. Materials commonly used to manufacture shields include metal, rubber and resin.



Pressing

**Retainers**

Retainers are used to separate the balls housed between the inner and outer rings and keep them in place within the raceway. Retainers are usually made of metal or resin.



Pressing

**Inner Rings**

The inner ring has a raceway on the outside in which the balls roll. Inner rings are made from chrome or stainless steel.



Cutting ↓ Heat treatment ↓ Grinding ↓ Super finishing

**Balls**

Balls—usually between five and 13, although the number varies depending on the type and size of bearing—are housed between the inner and outer rings. The most prevalent materials are chrome and stainless steel, with ceramics also popular.



Cold forging ↓ Polishing ↓ Super finishing

**Outer Rings**

The outer ring of a ball bearing has a raceway on the inside, in which the balls roll, and grooves on the top and bottom which hold protective shields. Outer rings are made from the same materials as inner rings.



Cutting ↓ Heat treatment ↓ Grinding ↓ Super finishing

**Ultraprecision machining technologies and mass production of superior-quality products**

The level of precision in each ball bearing production process is an essential factor in determining the quality of the finished product. Minebea conducts all processes in-house, as well as manufactures the dies, jigs, tools and production and assembly equipment used therein. This ensures consistently superior-quality products from Minebea's 10 mass production bases worldwide.

**A global network of ball bearing production facilities**


Thailand
NMB Thai Ltd.
Singapore
Pelmec Industries (Pte.) Ltd.
Thailand
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Singapore
NMB Singapore Ltd.
Karuizawa Plant
(Parent plant)
Production and maintenance of dies, jigs and tools
Heat treatment
Grinding and polishing
Assembly
NMB-Minebea UK Ltd.
Skegness plant
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
China
United Kingdom
New Hampshire Ball Bearings, Inc.
New Hampshire Ball Bearings, Inc.

## Vertically Integrated Manufacturing System

**Minebea's vertically integrated manufacturing system maximizes its ultraprecision machining technologies**

The level of precision in each production process is an essential factor in determining the quality of the finished product. Minebea's vertically integrated manufacturing system enables it to conduct all processes in-house—design and development; manufacture and maintenance of dies; production of pressed, plastic-injection molded, diecast and machined parts and ferrites; and final assembly. This system facilitates mass production of Minebea's ultraprecision components.



Vertically Integrated Manufacturing System
Assembly and testing
Assembly and Testing
Minebea has installed large-scale automated assembly lines at its mass production bases worldwide. For ball bearings, in particular, Minebea designs, develops and manufactures all equipment used in its assembly lines at its parent plants in Japan, thereby ensuring a stable supply of superior-quality mass produced products.
In-house production of parts
Pressing
Plastic-injection molding
Diecasting
Machining
Magnet formation
Surface treatment
Production of dies, jigs and tools
Dies
Minebea designs and manufactures its own dies, facilitating in-house production of pressed, plastic-injection molded and diecast parts. Minebea also produces its own jigs and tools, enabling it to ensure dies are serviced and maintained to its highly exacting standards.
Development of products
Development of materials
Development of mass production technologies
Development of dies, jigs and tools
Development of maintenance technologies
Development, design, analysis and quality control
Development
Minebea's parent plants in Japan and subsidiary PMDM in Germany are in charge of product design and development. As well, R&D centers located within Minebea's mass production bases in Thailand, China and Singapore conduct chemical analysis, cleanliness evaluation and environmental testing of products.

## Mass Production Technologies

**Minebea's vertically integrated manufacturing system facilitates the use of its mass production technologies**

Responding swiftly and effectively to the increasingly diverse needs of customers requires unparalleled superiority in terms of supply capabilities and manufacturing costs. All of Minebea's mass production facilities worldwide operate under the same vertically integrated manufacturing system. Productive, organic links between facilities—especially those in Thailand, China and Singapore, which account for approximately 80% of the Minebea Group's production—the parent plants in Japan and global R&D bases ensure the effective integration of Minebea's vertically integrated manufacturing system and mass production technologies.

**Mass Production Facilities**

**Thailand**






Vertically integrated production of ball bearings, small motors, PC keyboards and other products account for approximately 50% of the Minebea Group's consolidated net sales and is its largest mass production facility

**China**




Vertically integrated production of ball bearings, fan motors and measuring components; the Minebea Group's latest and most advanced plant

**Singapore**




Vertically integrated production of ball bearings; the Minebea Group's first mass production facility overseas

**R&D Facilities**

**Thai R&D Center**



Analysis of HDD-related and other products

**Precision Motors Deutsche Minebea GmbH (Germany)**



Design and development of small motors

**Technical Center (U.S.A)**



Quality evaluation and testing of ball bearings and other components for automotive applications

**Electronics Engineering Centre Europe (Germany)**



Development of electronics technologies and related products

**Parent Plants**

**Karuizawa Plant**



**Hamamatsu Plant**



## Research and Development

Minebea has established four R&D bases worldwide to, respectively, promote the development of intellectual assets—a key to competitiveness; facilitate the sharing and use of these assets within the Group; enable a smooth transition from development to mass production; and conduct forward-looking R&D. Recently, Minebea absorbed its R&D Headquarters into the newly established Engineering Headquarters, a step that will reinforce technology sharing among Minebea Group companies, encourage forward-looking R&D—contributing to the cultivation of new core competencies—and strengthen coordination between R&D and production groups.



沪S(2005)155号

### Bearing-Related Products, Small Motors

**Precision Motors Deutsche Minebea GmbH (Germany)**

HDD spindle motors and other small motors

- Product development
- Engineering
- Production of prototypes
- Quality evaluation



**R&D Centers (Thailand, China and Singapore)**

Ball bearings, fluid dynamic bearings, pivot assemblies, HDD spindle motors, hybrid-type stepping motors, fan motors and other products

- Quality evaluation
- Cleanliness evaluation/ management
- Development, production and evaluation/ management of lubricants



**Karuizawa Plant/Minebea–Matsushita Motor Corporation (Karuizawa Plant) (Japan)**

Ball bearings, fluid dynamic bearings, rod-end and spherical bearings, pivot assemblies, HDD spindle motors, hybrid-type stepping motors, fan motors and other products

- Product development
- Engineering
- Development of production technologies (mass production)
- Production of prototypes
- Quality evaluation



**NMB Technologies Corporation Technical Center (U.S.A.)**

Ball bearings, motors and other products

- Quality evaluation for automotive components



**New Hampshire Ball Bearings, Inc. (U.S.A.)**

Rod-end and spherical bearings

- Product development
- Engineering
- Quality evaluation



**NMB-Minebea UK Ltd. (United Kingdom)**

Rod-end and spherical bearings

- Product development
- Engineering
- Quality evaluation



### Electronic Components

**Hamamatsu Plant/Minebea–Matsushita Motor Corporation (Hamamatsu Plant) (Japan)**

PM stepping motors, DC brushless motors, DC spindle motors, MOD drive subassemblies, magnetic heads for FDDs, lighting devices

- Product development
- Development of magnets and other materials
- Engineering
- Development of production technologies (production of prototypes)



**Minebea–Matsushita Motor Corporation (Yonago Plant) (Japan)**

DC brush motors, vibration motors

- Product development
- Engineering



### Development of Electronics Technologies and Related Products

**NMB-Minebea GmbH Electronics Engineering Centre Europe (Germany)**



### PC Keyboards

**NMB Technologies Corporation (U.S.A.)**

PC keyboards

- Quality evaluation



**Keyboard Business Unit (Japan)**

PC keyboards

- Product development
- Engineering
- Quality evaluation



### Speakers

**Speaker Business Unit (Japan)**

Speakers

- Product development
- Engineering
- Quality evaluation



### Measuring Components

**Measuring Components Business Unit (Japan)**

Strain gauges, load cells and other measuring components

- Product development
- Engineering
- Production of prototypes
- Quality evaluation



### Fasteners

**Fujisawa Plant (Japan)**

Fasteners

- Product development
- Engineering
- Quality evaluation



### Defense-Related Special Parts

**Omori Plant (Japan)**

Defense-related special parts

- Product development
- Engineering
- Quality evaluation



## A History of Achievements

1951 | 7 Nippon Miniature Bearing Co., Ltd., Japan's first specialized manufacturer of miniature ball bearings, is incorporated in Azusawa, Itabashi-ku, Tokyo.

1956 | 10 The Company relocates its headquarters to Nihonbashi-Kabuto-cho, Chuo-ku, Tokyo, and its factory to Aoki-cho, Kawaguchi, Saitama.

1959 | 6 A new plant is established at Aoki-cho, Kawaguchi, Saitama, to serve as the Company's integrated headquarters and factory.

1962 | 11 A representative office is set up in the United States to cultivate the U.S. market.

1963 | 3 A plant is established in Karuizawa, Nagano. Some operations are relocated to the Karuizawa Plant.

1965 | 7 The Kawaguchi Factory is closed and its equipment is conveyed to Karuizawa. The Company's headquarters is shifted from Kawaguchi, Saitama, to Miyota-machi, Kitasaku-gun, Nagano.

1967 | 3 A representative office is set up in London to promote business in Europe.

1968 | 9 Subsidiary Nippon Miniature Bearing Corporation (the present NMB Technologies Corporation) is established in Los Angeles, California.

1971 | 4 Sales subsidiary NMB (U.K.) Ltd. is established in the United Kingdom.

| 5 The Company's stock is listed on the first sections of the Osaka and Nagoya stock exchanges.

| 9 The Company acquires the U.S. firm Reed Instrument Corp. (the present Chatsworth Plant of New Hampshire Ball Bearings, Inc.) from SKF, Inc., of Sweden and commences production in the United States.

1972 | 2 Manufacturing subsidiary NMB Singapore Ltd. is established in Singapore. (Production begins in 1973.)

1974 | 9 The Company acquires Shinko Communication Industry Co., Ltd., a major strain gauge manufacturer listed on the Second Section of the Tokyo Stock Exchange.

1975 | 1 The Company acquires U.S. company IMC Magnetics Corp., a listed manufacturer of small precision motors.

| 7 The Company acquires a leading fastener producer, Tokyo Screw Co., Ltd. (the present Fujisawa Plant), and an electromagnetic clutch manufacturer, Shin Chuo Kogyo Co., Ltd. (the present Omori Plant), both of which are listed on the Second Section of the Tokyo Stock Exchange.

1977 | 9 The Company acquires Hansen Manufacturing Co., Inc. (the present Hansen Corporation), which is, at the time, the motor manufacturing division of Mallory Corp., a U.S. multinational.

| 10 Sales subsidiary Nippon Miniature Bearing GmbH (the present NMB-Minebea-GmbH) is established in Germany.

1980 | 3 The Company acquires the Singapore factory of Koyo Seiko Co., Ltd., and establishes Pelmec Industries (Pte.) Ltd. to manufacture small-sized ball bearings.

| 8 Manufacturing subsidiary NMB Thai Ltd. is established in Thailand. (Production begins in 1982.)

1981 | 1 The marketing division of the Company is spun off as subsidiary NMB (Japan) Corporation, which is charged with integrating marketing operations for all manufacturing companies in the Minebea Group.

| 10 The Company absorbs four of its manufacturing affiliates—Tokyo Screw Co., Ltd., Shinko Communication Industry Co., Ltd., Shin Chuo Kogyo Co., Ltd., and Osaka Motor Wheel Co., Ltd.—and changes its name to Minebea Co., Ltd.

1982 | 9 Sales subsidiary NMB Italia S.r.L. is established in Italy.

1983 | 3 The Company acquires a cooling fan manufacturer, Kondo Electric Works Ltd. (the present NMB Electro Precision, Inc.).

1984 | 8 Two manufacturing subsidiaries, Minebea Thai Ltd. and Pelmec Thai Ltd., are established in Thailand.

1985 | 3 The Company acquires New Hampshire Ball Bearings, Inc., a listed U.S. ball bearing manufacturer.

### Minebea is Incorporated as a Small Factory in Tokyo

Minebea was incorporated in Itabashi-ku, Tokyo, in 1951, as Nippon Miniature Bearing Co., Ltd.—Japan's first specialized manufacturer of miniature ball bearings. Initially, the Company had 10 employees. In 1956, Minebea relocated to Saitama. With the aim of substantially expanding its production capacity, in 1963 the Company built a new, large-scale factory in Karuizawa, Nagano, that later became the Karuizawa Plant. In 1965, the Company shifted all production to the Karuizawa Factory. In subsequent years, the Company's operations expanded rapidly, reflecting rising demand and the increasing diversification of its product lineup. Because most production processes were still manual, the Company's payroll increased significantly. Prompted by the realization that it would be unable to secure employees in Japan—a consequence of rapid growth in Japan's manufacturing sector and its own relatively low profile—Minebea decided to build its first overseas factory, in Asia.

### First Overseas Production Base is Established through U.S. Acquisition

In the latter half of the 1960s, approximately 70% of the ball bearings manufactured at the Karuizawa Plant were exported to the U.S. aerospace market and accounted for approximately 40% of the U.S. market for aerospace-use ball bearings. With the aim of protecting domestic bearing manufacturers, the U.S. government introduced legislation prohibiting overseas firms from supplying defense-related products. In response, in 1971 Minebea acquired a local subsidiary of Sweden's SKF—the world's largest bearing maker—and launched production in the United States.

### Mass Production is Launched in Singapore

Singapore's ample labor force, status as an English-speaking country and official efforts to encourage foreign investment prompted Minebea to choose the country in 1972 for its first overseas mass production facility. The Singapore Factory began operating in 1973 and continued to serve as Minebea's principal facility for mainstay products until late in the 1970s, when the flood of foreign firms operating in the country and the imposition of restrictions on the use of non-Singaporean laborers again prompted concern over securing employees and the hunt for another country in which to establish a mass production base.

| 9 The Company acquires the Miami Lakes operations of Harris Corporation, a U.S. manufacturer of switching power supplies.

1986 | 5 The R&D center and subsidiary Minebea Electronics Co., Ltd., are established in Asaba-cho, Iwata-gun (the present city of Fukuroi), Shizuoka.

1987 | 5 Manufacturing joint venture Thai Ferrite Co., Ltd. (the present Power Electronics of Minebea Co., Ltd.), is established in Thailand.

1988 | 2 The Company acquires Rose Bearings Ltd., (the present NMB-Minebea UK Ltd.) a U.K. manufacturer of rod-end and spherical bearings.

| 3 Sales subsidiary NMB Technologies, Inc. (the present NMB Technologies Corporation), is established in the United States to coordinate sales and marketing of Minebea's electronic devices.

Manufacturing joint venture Minebea Electronics (Thailand) Co., Ltd., is established.

| 12 Manufacturing subsidiaries NMB Hi-Tech Bearings Ltd. and NMB Precision Balls Ltd. are established in Thailand.

1989 | 1 Marketing subsidiary NMB France S.a.r.l. (the present NMB Minebea S.a.r.l.) is established.

1990 | 10 Papst-Minebea-Disc-Motor GmbH (the present Precision Motors Deutsche Minebea GmbH), a joint venture with Papst-Motoren GmbH & Co. KG, is established in Germany to manufacture HDD spindle motors.

| 11 Rose Bearings Ltd., (the present NMB-Minebea UK Ltd.) in the United Kingdom, commences production of ball bearings at its Skegness plant.

1992 | 2 The Company absorbs Sorensen Ltd. and reestablishes it as Minebea Electronics (UK) Ltd., a manufacturer of switching power supplies in Scotland.

1993 | 8 Joint venture agreement with Papst-Motoren GmbH & Co. KG of Germany is cancelled. The Company acquires all outstanding shares in Papst-Minebea-Disc-Motor GmbH and changes the company's name to Precision Motors Deutsche Minebea GmbH (PMDM).

| 10 Sales and R&D subsidiary Minebea Trading Pte. Ltd. (the present Minebea Technologies Pte. Ltd.) is established in Singapore.

1994 | 4 Manufacturing subsidiary Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. is established in China.

1996 | 8 A vertically integrated ball bearing production facility—Minebea's largest to date—commences operations in Shanghai.

| 10 U.K. subsidiary NMB (U.K.) Ltd. establishes a new plant in Inchinnan, Scotland.

1999 | 3 The Company commences quality evaluation and testing at the NMB Corporation Technical Center in the United States.

| 7 U.S. subsidiaries NMB Corporation and NMB Technologies, Inc., merge to form NMB Technologies Corporation.

2000 | 3 The Company acquires Kuen Dar (M) Sdn. Bhd., a Malaysian speaker box manufacturer.

2001 | 2 A controlling interest in Actus Corporation, a furniture and interior decor product sales subsidiary, is sold to TRS Co., Ltd.

2002 | 8 Huan Hsin Holdings Ltd., of Singapore, and Shen Ding Pte. Ltd.—a joint venture between Minebea and Huan Hsin—establishes PC keyboard manufacturing subsidiary Shanghai Shunding Technologies Ltd. in China.

Minebea establishes sales company Minebea (Hong Kong) Ltd. in China.

| 9 Minebea establishes sales companies Minebea (Shenzhen) Ltd. and Minebea Trading (Shanghai) Ltd. in China.

2004 | 4 Minebea establishes joint venture Minebea–Matsushita Motor Corporation with Matsushita Electric Industrial Co., Ltd., with the aim of integrating the fan motor, stepping motor, vibration motor and brush DC motor businesses of the two parent companies.

7 Subsidiary NMB-Minebea UK Ltd. establishes wholly owned subsidiary NMB Minebea Slovakia s.r.o. in the Slovak Republic and later shifts printing of Minebea's European-language PC keyboards to the new company.

## Production in Thailand

Minebea's reasons for selecting Thailand for its second overseas mass production base included the country's abundant supply of workers, the professionalism of Thai employees at its Singapore Factory, the Thai government's efforts to attract component manufacturers and its Buddhist traditions and history of friendly relations with Japan. Realizing that if it took the same approach in Thailand as it had in Japan and Singapore, it would eventually face the same problems securing employees and expanding production capacity, Minebea chose to locate initially in rural Ayutthaya. Since then, the Company has established three additional plants in rural areas. Thailand is currently Minebea's largest mass production base, accounting for approximately 50% of Group production.

| **Minebea's Thai Operations** | (Year ended March 31, 2005) |
|---|---|
| Net sales: | ¥156,347 million |
| | (As of March 31, 2005) |
| Cumulative investment: | ¥165,652 million |
| Total site space: | 1,466,032 meters$^2$ |
| Total factory floor space: | 372,519 meters$^2$ |

## Operations in China: The Market of the Future

To expand its production capacity and take advantage of the growing Chinese market, in 1994 Minebea established and commenced operations at subsidiary Minebea Electronics & Hi-Tech Components (Shanghai) Ltd., in Shanghai. Building on expertise accumulated through operations in five countries, in 1996 the Company completed a state-of-the-art facility that is the world's largest vertically integrated production facility for miniature and small-sized ball bearings and Minebea's second largest mass production base.

In 2002, Minebea established Shen Ding Pte. Ltd., a joint venture with Huan Hsin Holdings Ltd., of Singapore, and Shanghai Shunding Technologies Ltd., a PC keyboard manufacturing subsidiary of Shen Ding. Production at Shanghai Shunding Technologies commenced in August 2003. By the end of 2005, Minebea plans to shift PC keyboard manufacturing operations currently in Thailand to Shanghai Shunding Technologies.

| **Minebea's China Operations** | (Year ended March 31, 2005) |
|---|---|
| Net sales: | ¥38,880 million |
| | (As of March 31, 2005) |
| Cumulative investment: | ¥59,292 million |

| | Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. | Shanghai Shunding Technologies Ltd. |
|---|---|---|
| Total site space: | 495,834 meters$^2$ | 47,425 meters$^2$ |
| Total factory floor space: | 89,299 meters$^2$ | 45,300 meters$^2$ |

# Directors, Auditors and Executive Officers

**Representative Director,
President and Chief Executive Officer**



Takayuki Yamagishi

**Directors and
Senior Managing Executive Officers**



Yoshihisa Kainuma
Chief of Operations Headquarters



Ryusuke Mizukami
Chief of Engineering Headquarters
Officer in Charge of Environmental Preservation



Tosei Takenaka
Head of Information Motor Business Unit
Representative Director and President of Minebea-Matsushita Motor Corporation



Koichi Dosho
Chief of Sales Headquarters

**Directors and Managing
Executive Officers**



Hiroharu Katogi
Chief of Administration Headquarters
Head of Business Administration and of Information Systems Division



Akihiro Hirao
Deputy Chief of Engineering Headquarters
Head of Defense-Related Special Parts Business Unit



Eiichi Kobayashi
Chief of Manufacturing Headquarters

**Independent Directors**



Chanchai Leetavorn
Chairman, Asia Credit Plc.



Takashi Matsuoka
Managing Director, Keiaisha Co., Ltd.

**Standing Corporate Auditors**
Shinichi Mori
Yoshinori Amano

**Standing External Corporate Auditor**
Tsukasa Oshima

**External Corporate Auditor**
Isao Hiraide

**Managing Executive Officers**
Yukio Shimizu
Deputy Chief of Sales Headquarters
Susumu Fujisawa
General Manager of Regional Affairs for China
Akio Okamiya
Deputy Chief of Engineering Headquarters
Head of Tribology, Clean Technology Development Division
Hiroyuki Yajima
Head of Ball Bearing Business Unit
Sakae Yashiro
Deputy Chief of Administration Headquarters
Head of Finance Division and Accounting Division
Masayoshi Yamanaka
General Manager of Regional Affairs for South East Asia
Shunji Mase
Deputy Chief of Operations Headquarters
Head of Personnel & General Affairs Division
Hirotaka Fujita
Deputy Chief of Manufacturing Headquarters
Head of Electronic Device Business Unit

**Executive Officers**
Sadahiko Oki
Head of Internal Auditing Office
Takuya Naka
Head of Legal Division of Operations Headquarters
Motoyuki Niijima
Head of Measuring Components Business Unit
Kunio Shimba
Head of Spindle Motor Business Unit
Junichi Mochizuki
Deputy Chief of Sales Headquarters
Deputy Head of Ball Bearing Business Unit
Morihiro Iijima
Deputy Chief of Operations Headquarters
Head of Corporate Planning Division
Mamoru Kamigaki
Head of Procurement Division of Operations Headquarters
Takashi Aiba
Deputy Chief of Manufacturing Headquarters
General Manager of Accounting Department of Karuizawa Plant, Accounting Division of Administration Headquarters
Daishiro Konomi
General Manager of Regional Affairs for Europe
Tatsuo Matsuda
Head of Domestic Sales Division of Sales Headquarters

Note: Messrs. Chanchai Leetavorn and Takashi Matsuoka are independent directors as required under Article 188, Paragraph 2, item 7-2 of the Japanese Commercial Code. Messrs. Tsukasa Oshima and Isao Hiraide are external corporate auditors as required under Article 18, Paragraph 1, of the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Corporations.

(As of July 28, 2005)

Board of Directors

As of July 28, 2005

| | | |
|---|---|---|
| Representative Director,<br>President and Chief Executive Officer | Takayuki Yamagishi | |
| Director,<br>Senior Managing Executive Officer | Yoshihisa Kainuma | Chief of Operations Headquarters |
| | Ryusuke Mizukami | Chief of Engineering Headquarters<br>Officer in charge of Environmental Preservation |
| | Tosei Takenaka | Head of Information Motor Business Unit<br>Representative Director and President of Minebea-Matsushita Motor Corporation |
| | Koichi Dosho | Chief of Sales Headquarters |
| Director, Managing Executive Officer | Hiroharu Katogi | Chief of Administration Headquarters<br>Head of Business Administration Division and of Information Systems Division |
| | Akihiro Hirao | Deputy Chief of Engineering Headquarters<br>Head of Defense-Related Special Parts Business Unit |
| | Eiichi Kobayashi | Chief of Manufacturing Headquarters |
| Independent Director | Chanchai Leetavorn | Chairman, Asia Credit Plc. |
| | Takashi Matsuoka | Managing Director, Keiaisha Co., Ltd. |
| Standing Corporate Auditor | Shinichi Mori | |
| | Yoshinori Amano | |
| Standing External Corporate Auditor | Tsukasa Oshima | |
| External Corporate Auditor | Isao Hiraide | |
| Managing Executive Officer | Yukio Shimizu | Deputy Chief of Sales Headquarters |
| | Susumu Fujisawa | General Manager of Regional Affairs for China |
| | Akio Okamiya | Deputy Chief of Engineering Headquarters<br>Head of Tribology, Clean Technology Development Division |
| | Hiroyuki Yajima | Head of Ball Bearing Business Unit |
| | Sakae Yashiro | Deputy Chief of Administration Headquarters<br>Head of Finance Division and Accounting Division |
| | Masayoshi Yamanaka | General Manager of Regional Affairs for South East Asia |
| | Shunji Mase | Deputy Chief of Operations Headquarters<br>Head of Personnel & General Affairs Division |
| | Hirotaka Fujita | Deputy Chief of Manufacturing Headquarters<br>Head of Electronic Device Business Unit |
| Executive Officer | Sadahiko Oki | Head of Internal Auditing Office |
| | Takuya Naka | Head of Legal Division of Operations Headquarters |
| | Motoyuki Niijima | Head of Measuring Components Business Unit |
| | Kunio Shimba | Head of Spindle Motor Business Unit |
| | Junichi Mochizuki | Deputy Chief of Sales Headquarters<br>Deputy Head of Ball Bearing Business Unit |
| | Morihiro Iijima | Deputy Chief of Operations Headquarters<br>Head of Corporate Planning Division |
| | Mamoru Kamigaki | Head of Procurement Division of Operations Headquarters |
| | Takashi Aiba | Deputy Chief of Manufacturing Headquarters<br>General Manager of Accounting Department of Karuizawa Plant, Accounting Division of Administration Headquarters |
| | Daishiro Konomi | General Manager of Regional Affairs for Europe |
| | Tatsuo Matsuda | Head of Japan Sales Division of Sales Headquarters |

# Organization

- Board of Directors
  - Auditors
- Senior Executive Officer Council
  - Internal Auditing Office
  - Strategic Commodities Control Office
  - Environment Protection Committee
  - Product Safety Committee
  - Information Security Committee
  - Patent Committee
- President, Chief Executive Officer
  - General Manager of Regional Affairs for South East Asia
  - General Manager of Regional Affairs for China
  - General Manager of Regional Affairs for Europe
  - General Manager of Regional Affairs for the Americas
  - Manufacturing Headquarters
    - First Production Engineering Division
    - Second Production Engineering Division
    - Component Manufacturing Division
  - Sales Headquarters
    - European Region
    - North American Region
    - South East Asian Region
    - China Region
    - Domestic Sales Division
    - Sales Headquarters HQ
  - Engineering Headquarters
    - Tribology, Clean Technology Development Division
    - Opto Device Development Division
    - Electronics Development Division
    - PMDM Division
    - Engineering Support Division
    - Group Environment Management Division
  - Operations Headquarters
    - Personnel & General Affairs Division
    - Logistics Division
    - Procurement Division
    - Corporate Planning Division
    - Legal Division
  - Administration Headquarters
    - Accounting Division
    - Finance Division
    - Administration Division
    - Information Systems Division
  - Ball Bearing Business Unit
  - Rod End Business Unit
  - Mechanical Assembly Business Unit
  - Spindle Motor Business Unit
  - Precision Motor Business Unit
  - Fastener Business Unit
  - Defense-Related Special Parts Business Unit
  - Measuring Components Business Unit
  - Keyboard Business Unit
  - Speaker Business Unit
  - Electronic Device Business Unit
  - Information Motor Business Unit
  - NHBB Business Unit
  - Hansen Business Unit

(As of July 1, 2005)

## URL: http://www.minebea.co.jp/english/index.html/

For the latest corporate, product and financial information and more detailed information on Minebea, please visit our corporate web site.

**Product purchasing inquiries and catalog requests:**
Sales Headquarters
Tel: 81-3-5434-8711
Fax: 81-3-5434-8700
E-mail: gyomu@minebea.co.jp

**Inquiries and comments regarding investor relations and corporate communications:**
Corporate Planning Department/
Investor Relations Office
Tel: 81-3-5434-8643
Fax: 81-3-5434-8603
E-mail: minebeair@minebea.co.jp

Corporate Planning Department/
Corporate Communications Office
Tel: 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail: kouho@minebea.co.jp

**Inquiries regarding employment opportunities:**
Personnel & General Affairs Department
Personnel Office
Tel: 81-3-5434-8643
Fax: 81-3-5434-8603
E-mail: jinjisoumu@minebea.co.jp


Investors
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# Corporate Data

*As of June 2005*

## Minebea Co., Ltd.
## Corporate Information

**Tokyo Head Office**
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662, Japan
Tel: 81-3-5434-8611
Fax: 81-3-5434-8601
URL: http://www.minebea.co.jp/

**Registered Headquarters**
4106-73, Oaza Miyota,
Miyota-machi, Kitasaku-gun,
Nagano 389-0293, Japan
Tel: 81-267-32-2200
Fax: 81-267-31-1330

**Established**
July 16, 1951

## Investor Information

**Common Stock** (As of March 31, 2005)
Authorized: 1,000,000,000 shares
Issued: 399,167,695 shares
Capital: ¥68,258 million
Shares per unit: 1,000

**Common Stock Listings**
Tokyo, Osaka, Nagoya and Singapore

**American Depositary Receipts**
Ratio (ADR : ORD): 1 : 2
Exchange: Over-the-Counter (OTC)
Symbol: MNBEY
CUSIP: 602725301
Depositary: The Bank of New York
101 Barclay Street,
New York, NY 10286,
U.S.A.
Tel: 1-212-815-8161
U.S. toll-free:
888-269-2377
(888-BNY-ADRS)
URL: http://www.adrbny.com/

**Independent Certified Public Accountants**
Shin Nihon & Co.

**Transfer Agent**
The Sumitomo Trust and Banking
Co., Ltd.
Tel: 81-120-176-417

**Independent Auditors**
Ernst & Young ShinNihon

**For further information please contact:**
Investor Relations Office,
Corporate Planning Department,
Corporate Planning Division,
Corporate Headquarters,
Minebea Co., Ltd.
Tel: 81-3-5434-8643
Fax: 81-3-5434-8603
E-mail: minebeair@minebea.co.jp

## Shareholders and Shares Issued (As of March 31, 2005)

Number of Shares Issued and Outstanding: 399,167,695
Number of Shareholders: 28,435

### Classification by Ownership Shares

| | *Number of shares held* | *Percentage of shares outstanding* | *Number of shareholders* | *Percentage of shareholders* |
|---|---|---|---|---|
| Japanese financial institutions | 132,384,000 | 39.93% | 163 | 0.57% |
| Overseas institutions | 132,689,000 | 33.24 | 313 | 1.10 |
| Individuals and others | 71,944,000 | 18.02 | 27,657 | 1.38 |
| Other Japanese corporations | 35,152,000 | 8.81 | 392 | 96.95 |
| | 399,168,000 | 100.00% | 28,435 | 100.00% |

### Top Ten Major Shareholders

| | *Number of shares held* | *Percentage of shares outstanding* |
|---|---|---|
| Depositary Nominees Inc. | 28,987,322 | 7.26% |
| Japan Trustee Services Bank, Ltd. (Trust Account) | 27,069,000 | 6.78 |
| Keiaisha Co., Ltd. | 18,000,000 | 4.51 |
| The Master Trust Bank of Japan, Ltd. (Trust Account) | 17,032,000 | 4.27 |
| Shinsei Bank, Ltd. | 12,501,000 | 3.13 |
| The Sumitomo Trust & Banking Co., Ltd. | 12,349,000 | 3.09 |
| Takahashi Industrial and Economic Research Foundation | 12,347,330 | 3.09 |
| Mellon Bank, N.A. as Agent for Its Client Mellon Omnibus US Pension | 10,474,988 | 2.62 |
| Sumitomo Mitsui Banking Corporation | 10,000,475 | 2.51 |
| Trust & Custody Services Bank, Ltd. (Pension Trust Account) | 6,852,000 | 1.72 |



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Minebea

**Tokyo Head Office**
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662, Japan
Tel: 81-3-5434-8611
Fax: 81-3-5434-8601
URL: http://www.minebea.co.jp/


Printed in Japan
November 2005

R100

PRINTED WITH SOY INK